International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2021

This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2021 (FY21). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For discussion of IBRD’s financial results for the year ended June 30, 2020 as compared to the year ended June 30, 2019, see Section III – Financial Results in IBRD’s MD&A and Financial Statements for the fiscal year ended June 30, 2020. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30
	2021	2020	2019	2018	2017
Lending Highlights (Section IV)
Net commitments[a]	$30,523	$27,976	$23,191	$23,002	$22,611
Gross disbursements[b]	23,691	20,238	20,182	17,389	17,861
Net disbursements[b]	13,590	10,622	10,091	5,638	8,731

Income Statement (Section III)
Board of Governors-approved and other transfers	$(411)	$(340)	$(338)	$(178)	$(497)
Net income (loss)	2,039	(42)	505	698	(237)

Balance Sheet
Total assets	$317,301	$296,804	$283,031	$263,800	$258,648
Net investment portfolio (Section VI)	85,831	82,485	81,127	73,492	71,667
Net loans outstanding (Section IV)	218,799	202,158	192,752	183,588	177,422
Borrowing portfolio[c] (Section VII)	253,656	237,231	228,763	213,652	207,144
Total equity	48,078	40,387	42,115	41,844	39,798

Non-GAAP Measures:
Allocable Income (Section III)
Allocable income	$1,248	$1,381	$1,190	$1,161	$795
Allocated as follows:
General Reserve[d]	874	950	831	913	672
International Development Association	274	—	259	248	123
Surplus	100	431 [e]	100	—	—

Usable Equityf g (Section VIII)	$49,997	$47,138	$45,360	$43,518	$41,720

Equity-to-loans ratio [h] (See Section IX)	22.6%	22.8%	22.8%	22.9%	22.8%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document), and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b.	Amounts include transactions with the International Finance Corporation (IFC) and loan origination fees.
c.	Includes associated derivatives.
d.	The June 30, 2021 amount represents the transfer to the General Reserve from FY21 net income, which was approved by the Board on August [5], 2021.
e.	On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA from Surplus, which was made on February 1, 2021.
f.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
g.	As defined in Table 28: Usable Equity. Usable Equity includes the transfer to the General Reserve from FY21 net income, which was approved by the Board on August [5], 2021.
h.	As defined in Table 29: Equity-to-Loans Ratio.

SECTION I: EXECUTIVE SUMMARY

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support. IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency.

To meet its development goals, the WBG has been increasing its focus on country programs in order to improve growth and development outcomes. The Bank’s operational realignment, which came into effect on July 1, 2020, strengthens the country-driven delivery model, while strengthening thought leadership on development issues of critical importance to sustainable growth and poverty alleviation. Support continues to be prioritized for countries at lower levels of income, and fragile and conflict-affected states. The new model also strengthens the focus on Africa with two Vice Presidencies, one focused on Western and Central Africa and the other on Eastern and Southern Africa.

In response to the global outbreak of the coronavirus disease (COVID-19) and to support global public goods, IBRD has been working in solidarity with partners at global and country levels to support its borrowing countries. A significant portion of the FY21 commitments supported COVID-19 related efforts. IBRD’s operational response includes three stages: a) Relief stage that involves emergency response to the health threat, b) Restructuring stage that focuses on strengthening health systems, restoring human capital, and restructuring of firms and sectors, and c) Resilient recovery stage that entails new opportunities to build a more sustainable, inclusive and resilient future. Each stage is structured through four thematic crisis response pillars: i) Saving lives, ii) Protecting the poor and vulnerable, iii) Ensuring sustainable business growth and job creation, and iv) Strengthening policies, institutions, and investments for rebuilding better.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development; leading on global issues; and improving the business model.

Summary Financial Results

The financial performance of IBRD reflects the impact of the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability. In FY21, IBRD had allocable income of $1,248 million. On August [5], 2021, the Executive Directors (the Board), approved the retention of $874 million in the General Reserve out of the allocable income for the fiscal year ended June 30, 2021.

Net Income and Allocable Income

IBRD had net income of $2,039 million for the fiscal year ended June 30, 2021, compared with a net loss of $42 million for the fiscal year ended June 30, 2020. The increase in FY21 was largely due to $1,218 million of net unrealized mark-to-market gains on IBRD’s non-trading portfolios in FY21, primarily from derivatives in the loan portfolio. In FY20, IBRD recorded unrealized mark-to-market losses of $1,137 million on IBRD’s non-trading portfolios. Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable income is the measure IBRD uses for making net income allocation decisions. IBRD’s FY21 allocable income was $133 million lower than the $1,381 million for the fiscal year ended June 30, 2020. The decrease in allocable income was primarily driven by a higher loan loss provisioning charge of $147 million in FY21, compared with a loan loss provisioning charge of $23 million in FY20.

In millions of U.S dollars

Lending Operations

IBRD’s lending operations during the fiscal year ended June 30, 2021 provided $30.5 billion of net commitments and $13.6 billion of net loan disbursements. Net loan disbursements were the key driver of the $16.6 billion increase in net loans outstanding, from $202.2 billion at the end of the fiscal year ended June 30, 2020, to $218.8 billion at the end of the fiscal year ended June 30, 2021.

In billions of U.S dollars

Net commitments were $2.5 billion higher compared with the same period in FY20 (Table 9), reflecting the strong support IBRD has provided during the COVID pandemic, including $1.5 billion of newly approved financing for vaccines as of June 30, 2021, benefiting 10 borrowing countries. The regions with the largest share of commitments during FY21 were Latin America and the Caribbean with 31% and East Asia and Pacific with 22%.

Net Investment Portfolio

IBRD’s investment portfolio increased by $3.3 billion, from $82.5 billion as of June 30, 2020, to $85.8 billion as of June 30, 2021. The investments remain concentrated in the upper end of the credit spectrum, with 72% rated AA or above, reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

In billions of U.S dollars

Borrowing Portfolio

IBRD raised net medium and long-term debt of $15.8 billion during FY21 (with new issuances of $67.5 billion), resulting in $16.5 billion increase in the borrowings portfolio during the year, from $237.2 billion as of June 30, 2020, to $253.7 billion as of June 30, 2021. The funds raised financed development lending operations and satisfied liquidity requirements. The debt issuances were highly diversified in terms of investor types and location, with an average maturity of 8.1 years.

In billions of U.S dollars

Usable Equity and Equity-to-Loans Ratio

IBRD’s usable equity increased by $2.9 billion, from $47.1 billion as of June 30, 2020 to $50.0 billion as of June 30, 2021. In FY21, IBRD received $1.2 billion of paid-in capital under the General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $2.8 billion, 37% of the total amount expected.

The Equity-to-Loans ratio was 22.6% as of June 30, 2021, marginally lower compared with 22.8% as of June 30, 2020, as the increase in the loan and other exposures outpaced the increase in usable equity.

SECTION II: OVERVIEW

Introduction

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, to flagship events and fora to address the most pressing global development challenges.

Presentation

This document provides management’s discussion and analysis of the financial condition and results of operations for IBRD for the fiscal year ended June 30, 2021. At the end of this document there is a Glossary of Terms and a list of Abbreviations and Acronyms.

Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation. For further details, see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Financial Statements for the year-ended June  30, 2021.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy lower-income countries, long-term loans with maturities of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans are offered on fixed and variable terms in multiple currencies. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended (see section IX: Risk Management). Borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 below illustrates IBRD’s financial business model.

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IX: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduce volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provisions for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.

In addition, other development activities generate noninterest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries, which relate primarily to Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). Noninterest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

Figure 2: Sources and Uses of Revenue

The financial results for FY21 continue to reflect the impact of the measures implemented in prior years to enhance IBRD’s financial sustainability.

In 2018, the Board of Governors (the Governors) endorsed a capital package consisting of a series of policy and financial measures designed to enhance IBRD’s equity, lending capacity, and its ability to fund priorities that meet shareholder goals while also ensuring its long-term financial sustainability. The package included the following:

1)	a GCI and SCI that will provide up to $7.5 billion in additional paid-in capital, which was approved by the Governors on October 1, 2018

2)	new loan pricing measures, which became effective from July 1, 2018

3)	an increase in the Single Borrower Limit (SBL) with differentiation based on per capita income

4)	continued efficiency measures and administrative simplification, and

5)	a financial sustainability framework, under which management provides an update of the sustainable annual lending level and the Board approves a crisis buffer, which enables IBRD to respond to crises.

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 8 for details of the adjustments to reported net income required to calculate allocable income.

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized gains and losses from instruments carried at fair value (borrowings and associated derivatives, and derivatives in the loan and other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

SECTION III: FINANCIAL RESULTS

The following section is a discussion of IBRD’s Results of Operations on a GAAP and Allocable Income basis, for the fiscal year-ended June 30, 2021 compared with the fiscal year-ended June 30, 2020, as well as changes in its financial position between June 30, 2021 and June 30, 2020.

Summary of Financial Results

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2021	2020	Impact on income (Decrease) Increase
Interest Revenue, net of Funding Costs
Loan interest revenue, net	$1,754	$2,149
Other ALM derivatives, net	604	161
Investment revenue, net	86	104

Net Interest Revenue	$2,444	$2,414

Provision for losses on loans and other exposures[a]	(147)	(23)
Net non-interest expenses (Table 5)	(1,395)	(1,239)
Net other revenue (Table 4)	295	226
Board of Governors-approved and other transfers	(411)	(340)
Non-functional currency translation adjustments gains, net[b]	35	57
Unrealized mark-to-market gains (losses) on non- trading portfolios, net[c]	1,218	(1,137)

Net Income (Loss)	$2,039	$(42)

Adjustments to Reconcile Net Income (Loss) to Allocable Income
Pension[d] and other adjustments	51	3
Board of Governors-approved and other transfers	411	340
Non-functional currency translation adjustments gains, net[b]	(35)	(57)
Unrealized mark-to-market (gains) losses on non- trading portfolios, net[c]	(1,218)	1,137

Allocable Income	$1,248	$1,381

a.

Includes a reduction (expense) in the recoverable asset of less than $1 million for FY21 and $5 million for FY20. These amounts relate to the change in the value of the risk coverage received (recoverable assets) associated with the MDB EEA transactions and are included in other non-interest revenue on IBRD’s Statement of Income.

b.	Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
c.	Adjusted to exclude amounts reclassified to realized gains (losses).
d.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $245 million for FY21 and $229 million for FY20.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2021	2020	Variance
Investments and due from banks	$90,251	$86,031
Net loans outstanding[a]	218,799	202,158
Derivative Assets, net	3,355	3,744
Other assets	4,896	4,871

Total Assets	$317,301	$296,804

Borrowings	260,076	243,240
Derivative Liabilities, net	1,222	1,473
Other liabilities	7,925	11,704
Equity	48,078	40,387

Total Liabilities and Equity	$317,301	$296,804

a.	The fair value of IBRD’s loans was $223,687 million as of June 30, 2021 ($209,613 million – June 30, 2020).

Total Assets

As of June 30, 2021, total assets grew by 7% compared with June 30, 2020. The growth was primarily due to the increase in net loans outstanding resulting from positive net disbursements during the fiscal year.

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Net Income

IBRD’s net income was $2,039 million in FY21, compared with a net loss of $42 million in FY20. The increase in net income in FY21 primarily reflects unrealized mark-to market gains on the loan-related derivatives, mainly driven by the increase in interest rates in FY21 (see Table 1 and Notes to Financial Statements, Note L: Fair Value Disclosures, Table L11).

Results from Lending activities

Loan Interest Revenue, net

Loans are funded by equity and borrowings raised in the capital markets. Under IBRD’s pricing policy, the lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans. After the effect of related swaps (see Figure 23 and Figure 24), the loan and borrowing portfolios are based on variable interest rates, and the portion of the loan portfolio funded by equity is therefore sensitive to changes in interest rates.

IBRD’s FY21 Loan interest revenue, net was $1,754 million, a decrease of $395 million compared with $2,149 million in FY20. The decrease was mainly driven by the effect of the decreasing average interest rate environment on the portion of the loan portfolio which is sensitive to interest rate movements between the two years. This was partially offset by the higher lending volume during the period, as well as the impact of the pricing measures previously adopted.

Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio, which is sensitive to interest rate movements, stabilizing the net interest revenue earned from these loans (see Figure 5). As illustrated in Table 1, the combined effect of the increase in interest revenue from Other ALM derivatives, net of $443 million and the decrease in Loan interest revenue, net of $395 million from FY20 to FY21, was an overall increase of $48 million.

Loan Portfolio

As of June 30, 2021, IBRD’s net loans outstanding totaled $218.8 billion, $16.6 billion or 8% higher than June 30, 2020 (see Figure 3). The increase was mainly attributable to $13.6 billion of net loan disbursements in FY21, as well as currency translation gains of $2.7 billion, primarily due to the 6.1% appreciation of the euro against the U.S. dollar during the year.

Gross disbursements were $23.7 billion, 17% higher compared to FY20, primarily driven by a higher level of disbursements for Development Policy Financing (DPF) operations (see Section IV).

Table 3: Net Loans Outstanding activity In millions of U.S. dollars		Figure 3: Net Loans Outstanding
Net Loans outstanding as of June 30, 2020	$202,158
Activity during the year:
Gross loan disbursements	23,691
Loan repayments	(10,101)
Change in accumulated provision for loan losses[a]	342
Change in deferred loan income	(15)
Translation adjustments	2,724

Total activity	$16,641

Net Loans outstanding as of June 30, 2021	$218,799

a.   Includes a decrease of $465 million in the accumulated provision for loan losses as of July 1, 2020 due to the adoption of ASU 2016-13 (CECL). See Notes to Financial Statements, Note D: Loans and Other Exposures.

Figure 4: Loan Interest Revenue, net In millions of U.S. dollars	Figure 5: Derived Spread Basis Points

Results from Investing activities

Net Investment Revenue

During FY21, interest revenue from investments, net of funding costs, was $86 million, compared with $104 million during FY20. The lower net investment revenue was mainly due to the lower interest rate environment during the year.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2021, the net investment portfolio totaled $85.8 billion, with $82.8 billion representing the liquid asset portfolio. This compares with $82.5 billion a year earlier, of which $79.9 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increase in the liquid asset portfolio is primarily due to proceeds from new debt issuances, partially offset by net loan disbursements during FY21 (see Section IX).

Figure 6: Net Investment Portfolio

In billions of U.S. dollars

Results from Borrowing activities

Borrowing Portfolio

As of June 30, 2021, the borrowing portfolio (including associated derivatives) totaled $253.7 billion, $16.5 billion higher than June 30, 2020 (see Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to net new medium and long-term debt issuances during the year.

In FY21, to fund its operations, IBRD raised medium-and long-term debt of $67.5 billion, $7.5 billion less than FY20 (see Table 24). The decrease in medium-and long-term debt issuances in FY21 is primarily due to lower debt servicing and refinancing requirements.

Figure 7: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

Net Other Revenue

Net other revenue includes certain non-interest sources of revenue. Table 4 provides details on the composition of net other revenue; The increase of $69 million was mainly due to the higher asset return from the Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF), partially offset by the lower impact from the transactions associated with the Pandemic Emergency Financing Facility (PEF) in FY21, as the trades matured in July 2021.

Table 4: Net Other Revenue

In millions of U.S. dollars

For the fiscal year ended June 30,	2021	2020	Variance
Loan commitment fees	$115	$115	$—
Guarantee fees	14	15	(1)
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	168	17	151
PEF and PAF[a]	(6)	53	(59)
Others	4	26	(22)

Net other revenue (Table 1)	$295	$226	$69

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

Expenses

Net Non-Interest Expenses

As shown in Table 5, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses and revenue between IBRD and IDA is based on an agreed cost and revenue sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 5 include costs related to IBRD executed trust funds and other externally funded activities.

Figure 8: Net Non-Interest Expenses

In millions of U.S. dollars

The increase in net non-interest expenses in FY21 relative to FY20 was primarily due to: a) the increase in pension costs driven by a decrease in the discount rate in FY20, which resulted in higher amortization of unrecognized actuarial losses in FY21, and b) an increase in the share of costs allocated to IBRD. The increase in administrative expenses was partially offset by a significant reduction in travel costs due to COVID-19.

IBRD monitors its net administrative expenses as a percentage of its loan spread revenue (Box 2) and certain fee revenue, using an efficiency measure referred to as the Budget Anchor. In FY21, IBRD’s Budget Anchor was 66%, a decline of 8 percentage points compared with 74% in FY20. The decline reflects the increase in IBRD’s loan spread revenue during the year (see Figure 9 and Table 6 for details of the Budget Anchor components).

Table 5: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2021	2020	Variance
Administrative expenses
Staff costs	$1,006	$957	$49
Travel	13	112	(99)
Consultant fees and contractual services	473	443	31
Pension and other post-retirement benefits[a]	452	308	142
Communications and Technology	63	55	8
Premises and equipment	123	130	(7)
Other expenses	23	18	6

Total administrative expenses[b]	$2,153	$2,023	$130

Grant Making Facilities (See Section V)	18	18	—
Revenue from externally funded activities (See Section V)
Reimbursable revenue – IBRD executed trust funds	(470)	(470)	—
Reimbursable advisory services	(53)	(67)	14
Revenue - Trust fund administration	(44)	(42)	(2)
Restricted revenue (primarily externally financed outputs)	(18)	(29)	11
Revenue - Asset management services	(18)	(17)	(1)
Other revenue	(173)	(177)	4

Total Revenue from externally funded activities	(776)	(802)	26

Total Net Non-Interest Expenses (Table 1)	$1,395	$1,239	$156

a.	Includes all components of pension costs. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits.
b.	Includes expenses related to IBRD executed trust funds of $470 million for FY21 and FY20, respectively.

Table 6: Budget Anchor Ratio

In millions of U.S. dollars

For the fiscal year ended June 30,	2021	2020	Variance
Total net Non-Interest Expenses (From Table 5)	$1,395	$1,239	$156
Pension adjustment (From Table 8)[a]	(207)	(79)	(128)
EFO adjustment[a]	(6)	6	(12)

Net administrative expenses – for Budget Anchor	$1,182	$1,166	$16

Loan spread revenue, net	1,671	1,450	221
Loan commitment fees (From Table 4)	115	115	—
Guarantee fees (From Table 4)	14	15	(1)

Budget anchor revenue	$1,800	$1,580	$220

Budget Anchor	66%	74%

a.	These adjustments are made to arrive at net administrative expenses used for allocable income purposes. For more information see Table 8 in Net Income Allocation section.

Figure 9: Budget Anchor

In millions of U.S. dollars

Provision for losses on loans and other exposures

In FY21, IBRD recorded a provision of $147 million for losses on loans and other exposures under the Current Expected Credit Losses (CECL) methodology (see section XII: Critical Accounting Policies and the Use of Estimates). In FY20, under the previous GAAP methodology, the provision was $23 million. The increase in the FY21 provisioning requirement was largely due to the loss given default (“severity”), which under CECL is more sensitive to interest rates as virtually the entire IBRD loans carry a variable interest rate. The impact in FY21 reflects the increase in the implied forward interest rates during the year. The accumulated provision for losses on loans and other exposures of $1,647 million as of June 30, 2021 was less than 1% of total exposures, largely unchanged compared with the prior year ($1,698 million as of June 30, 2020 and less than 1% of total exposures). See Notes to Financial Statements, Note D: Loans and Other Exposures.

Board of Governors-approved and other transfers

In FY21, IBRD recorded expenses of $411 million for Board of Governors-approved and other transfers, which primarily relates to the transfer to IDA from FY20 allocable income (see Notes to the Financial Statements, Note G: Retained Earnings, Allocations and Transfers).

Unrealized mark-to-market gains/losses on non-trading portfolios

The unrealized mark-to-market gains and losses mainly relate to the loan, borrowing, and other ALM portfolios. Since these are non-trading portfolios, any unrealized mark-to-market gains and losses associated with these positions, are adjusted out of reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are broadly based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For FY21, $1,218 million of net unrealized mark-to-market gains ($1,137 million net unrealized mark-to-market losses in FY20) were excluded from reported net income to arrive at allocable income (see Table 1).

Table 7: Unrealized Mark-to-Market gains/losses on non-trading portfolios, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2021
	Unrealized gains (losses)[a]	Realized gains (losses)	Total
Borrowings, including derivatives	$140	$14	$154
Loan derivatives	2,415	—	2,415
Other ALM derivatives, net	(1,351)	—	(1,351)
Client operations portfolio	14	—	14

Total	$1,218	$14	$1,232

	For the fiscal year ended June 30, 2020
	Unrealized gains (losses)[a]	Realized gains (losses)	Total
Borrowings, including derivatives	$(362)	$146	$(216)
Loan derivatives	(1,957)	(14)	(1,971)
Other ALM derivatives, net	1,204	—	1,204
Client operations portfolio	(22)	63	41

Total	$(1,137)	$195	$(942)

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives which convert loans to variable-rate instruments are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, this is not evident in the reported net income. Net income includes only the unrealized mark to market gains and losses on loan related derivatives, which in FY21 was a gain of $2,415 million, primarily due to the increase in interest rates during the year. See Section IX: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are offset by unrealized mark-to-market gains and losses on the associated bonds, except for changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) which are recorded in Accumulated Other Comprehensive Loss (AOCL) as required by U.S. GAAP. In FY21, the DVA represents $1,432 million of unrealized mark-to-market losses, resulting mainly from the tightening of IBRD’s credit spreads relative to LIBOR during the year. As of June 30, 2021, IBRD’s Balance Sheet included a cumulative DVA of $218 million loss reflected in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (See Notes to the Financial Statements, Note L –Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans which is sensitive to interest rates. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. In FY21, IBRD recorded unrealized mark to market losses of $1,351 million on this portfolio, primarily due to the increase in interest rates during the year. As of June 30, 2021, the duration of this portfolio was 3.7 years, within the Board established limit of 5 years.

Net Income Allocation

Net income allocation decisions are based on allocable income. Management recommends to the Board allocations out of net income at the end of each fiscal year to augment reserves and support developmental activities. As illustrated in Table 8, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers. All of the adjustments between reported income and net income are recommended by management and approved by the Board.

Board of Governors-approved and other transfers

Board of Governors-approved and other transfers refer to the allocations recommended by the Board and approved by the Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

Since these amounts primarily relate to allocations out of IBRD’s FY20 allocable income, Surplus, or restricted retained earnings, they are excluded from FY21 reported net income in calculating FY21 allocable income.

Non-functional currency translation adjustment gains/losses

Translation gains and losses relating to non-functional currencies are reflected in reported net income. Since these are unrealized gains/losses relate to asset/liability positions still held by IBRD, they are excluded from reported net income to arrive at allocable income.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and other ALM portfolios as discussed previously.

Pension, PEBP and PCRF adjustments

The Pension adjustment reflects the difference between the accounting expense, and IBRD’s cash contributions to the pension plans, PEBP, and PCRF. It also includes investment revenue earned on pension plan, PEBP, and PCRF assets. The PCRF was established by the Board to stabilize contributions to the pension and post-retirement benefits plans.

Management bases the income allocation decision on IBRD’s cash contributions to the pension plans, PEBP and PCRF, rather than pension expenses. In addition, Management has designated the income from these assets to meet the future needs of the pension plans. As a result, PEBP and PCRF investment revenues are excluded from allocable income.

Table 8: Allocable Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2021	2020
Net Income (Loss)	$2,039	$(42)
Adjustments to Reconcile Net Income (Loss) to Allocable Income:
Board of Governors-approved and other transfers	411	340
Non-functional currency translation adjustments gains, net[a]	(35)	(57)
Unrealized mark-to-market (gains) / losses on non-trading portfolios, net[b]	(1,218)	1,137
Pension	207	79
PEBP and PCRF income	(168)	(17)
Other	12	(59)

Allocable Income	$1,248	$1,381

Recommended Allocations
General Reserve	874	950
Surplus	100	431 [c]
Transfer to IDA	274	—

Total Allocations	$1,248	$1,381

a.	Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
b.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 7.
c.	On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA from Surplus, which was made on February 1, 2021.

Other Adjustments

•

Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors under which it receives grants to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are, therefore, considered restricted until IBRD has fulfilled those purposes. Management excludes from allocable income amounts arising from these arrangements, because IBRD has no discretion over the use of the related funds. In line with this, the expense is transferred to restricted retained earnings and in FY21, the net balance of these restricted funds decreased by $6 million.

•

The revenue (expense) associated with the right to receive reimbursement from the Financial Intermediary Fund (FIF) related to the PEF[4] is excluded, as this is required for payment obligations relating to the pandemic catastrophe bonds, and the pandemic catastrophe insurance; and therefore, it is not available for other uses. In FY21, $1 million of expense was recognized in reported net income. Management recommended, and the Board approved that this expense of $1 million be excluded from the reported net income to arrive at the FY21 allocable income. As of July 2020, all instruments associated with the PEF had matured.

•

The income recognized for the right to receive reimbursement from the FIF related to the PAF for Methane and Climate Change Mitigation[5] is excluded, as this is required for the payout for the changes in market value on put options under the PAF. Therefore, it is not available for other uses. In FY21, $5 million of expense was recognized in reported net income, and thus excluded to arrive at the FY21 allocable income. The change in the market value of the put option is also excluded from reported net income to arrive at allocable income, as part of the unrealized mark-to market gains/(losses) on non-trading portfolios.

[4]	The PEF was launched as a FIF, with the aim of establishing a fast-disbursing mechanism that can provide funding for response efforts that help prevent low-frequency and high-severity outbreaks.
[5]

In FY16, IBRD issued put options for methane and climate change mitigation. The PAF is a climate finance model developed by IBRD to stimulate investment in projects that reduce greenhouse gas emissions in developing countries. The PAF is a pay-for-performance mechanism which uses auctions to allocate public funds and attract private sector investment to projects that reduce methane emissions by providing a medium-term guaranteed floor price on emission rights.

Income Allocation

Since 1964, IBRD has made transfers to IDA from its net income, upon approval by the Board of Governors. In FY17, the Board approved a formula-based approach for determining IBRD’s transfers to IDA. The approach links transfers to IBRD’s allocable income for the year, ensuring that most allocable income is retained to grow IBRD’s reserves. In addition, as part of the commitment made under the 2018 capital package, the incremental revenue from the price increase implemented in July 2018 was excluded from the formula used to calculate IDA transfers out of FY21 allocable income and is fully retained in IBRD’s reserves.

IBRD’s strong support of IDA is reflected in the $16.1 billion of cumulative income transfers it has made since IDA’s first replenishment.

Annual IDA transfer recommendations are still subject to approval by the Governors as part of the net income allocation process in accordance with IBRD’s Articles. In making their decisions, Governors will continue to take the overall financial standing of IBRD into consideration.

On August [5], 2021, the Board approved the allocation of $874 million to the General Reserve out of FY21’s Allocable Income of $1,248 million. Based on the formula-based approach, the Board recommended to IBRD’s Governors a transfer of $274 million to IDA and $100 million to Surplus.

Figure 10: FY21 Allocable Income and Income Allocation

In millions of U.S. dollars

SECTION IV: LENDING ACTIVITIES

IBRD provides financing instruments and knowledge services to middle-income and creditworthy low-income countries to reduce poverty and promote shared prosperity, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country’s circumstances work with clients to tailor the mix of instruments, products, and services.

Engagement with borrowing members is increasingly aligned with IBRD’s strategic priorities, including engagement that supports global public goods such as climate, fragility and gender.

Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions.

Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However, IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose Director General reports to the Board, evaluates the extent to which operations have met their development objectives.

All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Board approves each loan and guarantee after appraisal of a project by staff. Under the Multiphase Programmatic Approach, the Board may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases.

For FY22, eligible countries with 2020 per capita Gross National Income (GNI) of more than $1,205 are eligible for new lending from IBRD.

Net Lending Commitments and Gross Disbursements

In FY21, IBRD had new net loan commitments through 125 operations, totaling $30.5 billion, which were higher by $2.5 billion (9%) compared to FY20, mainly driven by the increase in Program-for-Results (PforR) commitments (Figure 11).

Table 9: Net Commitments by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2021	% of total	2020		% of total	Variance
Eastern and Southern Africa	$1,525	5%	$1,716		6%	$(191)
Western and Central Africa	500	2	9	*		491
East Asia and Pacific	6,753	22	4,770		17	1,983
Europe and Central Asia	4,559	15	5,699		21	(1,140)
Latin America and the Caribbean	9,464	31	6,798		24	2,666
Middle East and North Africa	3,976	13	3,419		12	557
South Asia	3,746	12	5,565		20	(1,819)

Total	$30,523	100%	$27,976		100%	$2,547

*	Denotes percentage less than 0.5%.

Table 10: Gross Disbursements by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2021	% of total	2020	% of total	Variance
Eastern and Southern Africa	$325	1%	$932	4%	$(607)
Western and Central Africa	132	1	155	1	(23)
East Asia and Pacific	4,439	19	4,679	23	(240)
Europe and Central Asia	3,625	15	3,100	15	525
Latin America and the Caribbean	8,741	37	5,799	29	2,942
Middle East and North Africa	2,764	12	2,415	12	349
South Asia	3,665	15	3,158	16	507

Total	$23,691	100%	$20,238	100%	$3,453

Lending Categories

IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 11).

Investment Project Financing (IPF)

IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF is usually disbursed over the long-term (roughly a 5 to 10-year horizon). FY21 net commitments under this lending category were $14.5 billion, compared with $15.0 billion in FY20.

Development Policy Financing (DPF)

DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions. Examples of DPF projects include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (roughly 1 to 3 years) to help borrowers address actual or anticipated financing requirements. FY21 net commitments under this lending category were $10.8 billion, compared with $10.1 billion in FY20.

Program-for-Results (PforR)

PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage.

FY21 net commitments under this lending category were $5.2 billion compared with $2.9 billion in FY20.

Figure 11: Share of Lending Categories for Annual Net Commitments

Currently Available Lending Products

As of June 30, 2021, 85 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL previously offered two types of loan terms: variable-spread terms and fixed-spread terms. Effective April 1, 2021, in preparation for market reference rate transitions, the Board approved a suspension of the offering of loans on fixed spread terms, as well as suspension of a related conversion feature from the variable spread terms to fixed spread terms (see section IX: Risk Management). As of June 30, 2021, 70% of IBRD’s loans outstanding carried variable-spread terms and 30% had fixed-spread terms. See Table 13 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised was $38.8 billion as of June 30, 2021 and $32.3 billion as of June 30, 2020. IFLs may be denominated in the currency or currencies chosen by the borrower if IBRD can efficiently intermediate in that currency. Using currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding was $3.5 billion as of June 30, 2021 and $2.9 billion as of June 30, 2020, respectively. Box 2 below shows the components of the spread on IBRD’s IFLs and how these are determined.

Box 2: Components of Loan spread

Contractual lending spread	Subject to the Board’s periodic review
Maturity Premium
Market Risk Premium	Set by Management
Funding Cost Margin

For fixed-spread IFLs, Management ensures that the funding cost margin and the market risk premium reflect the underlying market conditions that are continuously evolving. These are communicated to the Board at least quarterly.

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most borrowing countries have continued to choose loans with the longest maturities which carry a higher maturity premium, highlighting the value of longer maturities to borrowing countries. However, the FY21 increase in net commitments in the less than 8 years maturity group is largely attributable to the net commitments for fast disbursing loans, provided under the crisis funding (See Table 11).

Table 11: Net Commitments by Maturity

In millions of U.S. dollars

	For the fiscal year ended June 30, 2021			For the fiscal year ended June 30, 2020
Maturity	Fixed Spread	Variable Spread	Total	Fixed Spread	Variable Spread	Total
< 8 years	$4,680	$3,188	$7,868	$1,600	$670	$2,270
8-10 years	187	3,492	3,679	1,568	3,640	5,208
10-12 years	1,225	7,337	8,562	408	3,366	3,774
12-15 years	1,326	637	1,963	1,215	1,744	2,959
15-18 years	280	2,489	2,769	403	2,441	2,844
>18 years	663	5,014	5,677	5,497	4,541	10,038
Guarantee Commitments	—	—	5	—	—	883

Total Net Commitments	$8,361	$22,157	$30,523	$10,691	$16,402	$27,976

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with other features and terms (See Box 3).

Box 3: Other Lending Products Currently Available
Lending Product	Description
Loans with a Deferred Drawdown Option $9.6 billion outstanding as of June 30, 2021

The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 13). As of June 30, 2021, the amount of DDOs disbursed and outstanding was $9.6 billion (compared to $8.1 billion on June 30, 2020), and the undisbursed amount of effective DDOs was Nil, compared to $1.8 billion a year earlier.

Special Development Policy Loans (SDPLs) Nil as of June 30, 2021

SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis or are already in a crisis and have extraordinary and urgent external financing needs. As of June 30, 2021, the outstanding balance of such loans was Nil (compared to $11 million a year earlier). IBRD made no new SDPL commitments in either FY21 or FY20.

Loan-Related Derivatives Loans outstanding for which borrowers have entered into currency or interest rate derivative transactions was $11.1 billion as of June 30, 2021

IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $11.1 billion as of June 30, 2021, compared with $11.2 billion a year earlier.

Loans to IFC Nil as of June 30, 2021	IBRD provides loans to IFC in connection with the release of a member’s National Currency Paid-In Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC).

Lending Terms Applicable to IBRD Products

Until the end of FY19, loans for all eligible members were subject to the same pricing. However, as part of the 2018 capital package, IBRD implemented a new pricing structure that classifies member countries into four pricing groups, based on income and other factors, and relates the maturity premium to the exemptions, discounts or surcharges applicable to each pricing group (See Table 12 below).

Table 12: Country Pricing Group and Maturity Premium (in basis points)

Country pricing group	Description	Maturity Premium[a]
A	Blends[b], small states, countries in fragile and conflict-affected situations (FCS) and recent IDA graduates. These countries are exempt from the maturity premium increase regardless of their income levels.	0-50[c]
B	Countries below-GDI which do not qualify for an exemption listed in Group A.	0-70
C	Countries above-GDI, but below high-income status and which do not qualify for an exemption listed in Group A.	0-90
D	Countries with high income status and which do not qualify for an exemption listed in Group A.	5-115

a.	Based on the weighted average maturity of the loan
b.	Countries eligible for IDA and IBRD loans
c.	Applicable to loans on pre-FY18 terms.

Table 13: Loan Terms Available During Fiscal Year Ended June 30, 2021

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)[a]		Special Development
	Variable-spread Terms	Fixed-spread Terms[b]	Policy Loans (SDPL)
Final maturity	35 years	35 years	5 to 10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Six-month variable rate index	Six-month variable rate index	Six-month variable rate index
Spread
Contractual lending spread	50	50	min.200
Maturity premium	0-115[c]	0-115[c]	—
Market risk premium	—	10-15[d]	—
Funding cost margin	Actual funding spread to variable rate index of IBRD borrowings in the previous six-month period	Projected funding spread to six-month variable rate index[e]	—
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date[f] Commitment Feegi	50 25	50 25	— 25
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month variable rate index	Six-month variable rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	25	50[h]
Renewal fee	—	25
Stand-by fee	50[g]	—

a.	There is an implicit floor of zero on the overall interest rate in IBRD’s loans.
b.	Effective April 1, 2021, IBRD suspended offering loans with fixed spread terms.
c.	Based on the weighted average maturity of the loan and on country pricing group.
d.	Based on the weighted average maturity of the loan.
e.	Projected funding spread to variable rate index (e.g., London Interbank Offered Rate (LIBOR) was based on the weighted average maturity of the loan.
f.	See Box 7 in Section IX for a discussion of overdue payments.
g.	Certain waivers of commitment / stand-by fees payable during the first year of financing for health-related COVID-19 operations are approved under the Fast Track COVID-19 Facility.
h.	For Cat-DDOs approved under the Fast Track COVID-19 Facility, the Front-End Fee is reduced to 25bps.
i.

For operations approved under the Additional Financing to the COVID-19 Strategic Preparedness and Response Program (SPRP), the commitment fee is waived for a period of up to 18 months starting from the date of approval of the relevant operation.

Discontinued Lending Products

IBRD’s loan portfolio includes lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2021, loans outstanding of $489 million (0.2% of the portfolio) carried terms no longer offered, with final maturity in May 2026.

Waivers

Loan terms offered prior to September 28, 2007 included a partial waiver of interest and commitment charges on eligible loans. For these loans, waivers are approved annually by the Board. For FY22, the Board has approved the same waiver rates as in FY21 for all eligible borrowers with eligible loans. The foregone income in FY21 due to previously approved waivers was $31 million (FY20: $37 million).

Table 14 and Figure 12 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The interest and currency profile of loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Table 14: Loans outstanding by interest rate structure, excluding derivatives

In millions of U.S. dollars, except for ratios

June 30, 2021					June 30, 2020
Product terms	%	Of which reference rate is	%	% of Total	Product terms	%	Of which reference rate is	%	% of Total
Fixed Spread Loans	30.0	Fixed	50.1	15	Fixed Spread Loans	28.4	Fixed	47.2	13
		Variable	49.9	15			Variable	52.8	15

Variable Spread Loans	70.0	Fixed	2.9	2	Variable Spread Loans	71.6	Fixed	2.9	2
		Variable	97.1	68			Variable	97.1	70

Total	100%			100%	Total	100%			100%

Figure 12: Loan Portfolio

In millions of U.S. dollars

Figure 12a. Undisbursed Balances by Loan Terms

In millions of U.S. dollars, except for ratios

Figure 12b. Loans Outstanding by Currency

In millions of U.S. dollars, except for ratios

SECTION V: OTHER DEVELOPMENT ACTIVITIES

IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions that address global issues where coordinated action is critical.

IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.

Other financial products and services provided to borrowing member countries, and to affiliated and non-affiliated organizations, include financial guarantees, grants, externally-funded activities (described below), and advisory services and analytics.

Guarantees

IBRD’s exposure on its guarantees was $6.7 billion as of June 30, 2021 compared to $6.9 billion as of June 30, 2020 (see Table 15). Exposure is measured by discounting each guaranteed amount from its next call date.

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries. Project-based guarantees are provided to mobilize private financing for projects; they are also used to mitigate projects’ payment- and performance-related risks. Policy-based guarantees are provided to mobilize private financing for sovereigns or sub- sovereigns. IBRD’s guarantees are partial and are intended to provide only the coverage necessary to obtain the required private financing, considering country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (see Box 4). The Corporate Risk Guarantee Committee will inform the use of the guarantee instrument.

Box 4: Types of Guarantees Provided by IBRD
Guarantee	Description
Project-based guarantees

Two types of project-based guarantees are offered:

1.  Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project.

2.  Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees

These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations

IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. Those projects are known as enclave operations. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 15: Guarantees Exposure

In million U.S. dollars

As of June 30,	2021	2020
Guarantees (project, policy and enclave)	$3,079	$3,264
Exposure Exchange Agreements	3,640	3,651

Total	$6,719	$6,915

Table 16: Pricing for IBRD Project-Based and Policy-Based Guarantees

	Basis Points
Charges	FY21	FY20
Front-end fee	25	25
Processing feeab	50	50
Initiation feecb	15	15
Standby fee	25	25
Guarantee fee[d]	50-165	50-165

a.	Determined on a case by case basis. In exceptional cases, projects can be charged over 50 bps of the guarantee amount.
b.	Not applicable for public projects.
c.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
d.	Based on the weighted average maturity of the guarantee and country pricing group.

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:

•

Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. The amount of the exposure is discussed under the guarantee program (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

•

Exposure Exchange Agreements (EEA): IBRD has an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchanged selected exposures through reciprocal guarantees, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they had excess lending capacity.

IBRD also has an EEA with the African Development Bank (AfDB) and Inter-American Development Bank (IADB), an MDB EEA. Under this EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee against nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Notes to the Financial Statements, Note D: Loans and Other Exposures).

•

Other guarantee arrangements: As of June 30, 2021, IBRD had received guarantees totaling $1,544 million ($1,544 million for FY20). These guarantees serve as a credit enhancement which increase IBRD’s lending capacity in certain countries.

Table 17: Exposure Exchange Agreements

In millions of U.S. dollars

As of June 30,	2021		2020
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$31	$31	$42	$42
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588

Total notional	$3,640	$3,640	$3,651	$3,651

Grants

Grant-Making Facilities (GMFs) are complementary to IBRD’s work. IBRD deployed $18 million under this program, in each of FY21 and FY20. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income, after IDA’s share is determined in accordance with the cost sharing ratio.

Externally-Funded Activities

Mobilization of external funds from third-party partners includes Trust Funds. Additional external funds include reimbursable funds and revenues from fee-based services to member countries, which are related to RAS, EFOs, and other financial products and services, including RAMP.

Trust Fund Activity

Trust Funds are a part of IBRD’s resource envelope, affording IBRD with resources and flexibility to provide development solutions that serve member recipients and donors alike. Trust Funded partnerships often serve as a platform for IBRD and its partners to access WBG’s diverse technical and financial resources, and achieve development goals whose complexity, scale, and scope exceed any individual partner’s capabilities. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•

IBRD-Executed Trust Funds (BETFs):    IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements the activities financed. These trust funds support IBRD’s work program. IBRD disbursed $470 million in FY21 ($470 million in FY20) of trust fund program funds.

•	Recipient-Executed Trust Funds (RETFs): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•

Financial Intermediary Funds (FIFs):    IBRD, as trustee, administrator, or treasury manager, offers specific administrative or financial services with a limited operational role. Arrangements include the administration of debt service trust funds, fiscal agency funds and other more specialized limited fund management roles.

IBRD uses a cost recovery framework for Trust Funds. Key features of the framework include:

•	Ensuring IBRD increases the recovery of costs incurred for trust fund activities.

•	Simplifying and standardizing the fee structure for all types of trust funds.

Management is implementing measures to better integrate planning, support sustainability and enhance alignment of External Funds with mission priorities through greater use of umbrella trust fund programs, increased cost recovery, and new budgetary measures to manage External Funds usage.

During FY 21 IBRD’s share of revenue and fees from trust fund administration was $44 million ($42 million in FY20) (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

Reimbursable Advisory Services (RAS)

While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., Trust Funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include, for example, assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY21, IBRD earned revenue of $53 million ($67 million in FY20) from RAS.

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to specific projects and programs. EFO contributions are recorded as restricted revenue when received because they are for contractually specified purposes. Restrictions are released once the funds are used for the purposes specified by donors. In FY21, IBRD had $18 million of restricted revenue, compared with $29 million in FY20.

Other Financial Products and Services

Managing Financial Risks for Clients

IBRD helps member countries build resilience by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility, disasters, and extreme weather events.

Box 5 below lists some financial solutions and disaster risk financing instruments IBRD offers:

Box 5: Financing Instruments
Hedging Transactions	Disaster Risk Financing
Interest Rate	Catastrophe Derivatives and Bonds
Currency	Insurance & Reinsurance
Commodity Price	Regional Pooling Facilities

IBRD also intermediates the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management IBRD executed currency forward contracts on its behalf.

•

Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is a counterparty to IFFIm and enters into offsetting swaps with market counterparties. During FY21, IBRD executed currency swaps with notional amounts of $2.1 billion under this agreement.

(See Risk Management, Section IX, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions).

Asset Management

The Reserves Advisory and Management Program (RAMP) provides services that build clients’ capacity to support the sound management of their official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. RAMP helps clients to upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the institution’s assets and, in return, receives a fee based on the average value of the portfolio managed (see Table 18). The fees earned are used to provide training and capacity-building services. In addition to RAMP, IBRD invests and manages investments on behalf of IDA, MIGA, and trust funds; those investments are not included in IBRD’s assets.

Table 18: RAMP – Assets and Revenues

In millions of U.S. dollars

As of June 30,	2021	2020
Assets managed under RAMP	$27,873	$26,001
Revenue from RAMP	$17	$15

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on donors’ behalf funds restricted for specific uses. This administration is governed by agreements with donors, who include members, their agencies and other entities. These funds are held in trust and are not included on IBRD’s Balance Sheet, except for $552 million of undisbursed third-party contributions made to IBRD-executed trust funds, which are recognized on the Balance Sheet. The cash and investment assets held in trust by IBRD as administrator and trustee totaled $31.3 billion in FY21, of which $93 million ($72 million in FY20) relates to IBRD’s own contributions to these trust funds (Table 19).

Table 19: Cash and Investment Assets Held in Trust

In millions of U.S dollars

As of June 30,	2021	2020
IBRD-executed	$263	$280
Jointly executed with affiliated organizations	1,025	944
Recipient-executed	3,082	2,712
Financial intermediary funds	19,757	19,084
Execution not yet assigned [a]	7,187	6,434

Total fiduciary assets	$31,314	$29,454

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

Other Financing Solutions

From time to time IBRD leverages its debt issuance platform for other financing support for clients and other development organizations with complementary objectives. For example, in FY21 IBRD issued a $100 million 5-year bond which supports IBRD’s ongoing sustainable development activities and transferred an amount equal to 50 percent of the proceeds to support the United Nations Children’s Fund (UNICEF), providing financing to UNICEF during a critical period. UNICEF is responsible for repaying their portion of the bond issuance to IBRD.

SECTION VI: INVESTMENT ACTIVITIES

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2021, the net investment portfolio totaled $85.8 billion with $82.8 billion representing the liquid asset portfolio. This compares with $82.5 billion a year earlier, of which $79.9 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The increased level of liquidity reflects the higher projected debt service and loan disbursements for the coming fiscal year.

Liquid Asset Portfolio

Funds raised through IBRD’s borrowing activities that have not yet been deployed for lending, are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. The portfolio is managed with the goal of ensuring sufficient cash flows to meet all IBRD’s financial commitments. While it seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments, consistent with its investment objective of prioritizing principal protection over yield. Liquid assets are managed conservatively and are primarily held against disruptions in IBRD’s access to capital markets.

IBRD’s liquid assets, are held mainly in highly rated, fixed-income instruments (see Box 8: Eligibility Criteria for IBRD’s Investments) and include the following:

•  Government and agency obligations

•  Time deposits and other unconditional obligations of banks and financial institutions

•  Asset-backed securities (including agency mortgage-backed securities)

•  Currency, interest rate and other risk management derivatives

•  Exchange-traded options and futures

Figure 13: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars, except for ratios

IBRD keeps liquidity volumes above a Prudential Minimum which is defined as 80% of the twelve-month Target Liquidity Level. The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the Prudential Minimum is 80% of this target (see Section IX for details of how IBRD manages liquidity risk).

The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (see Section IX), combined with appropriate investment guidelines (see Box 8).

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2021, $65.5 billion (approximately 79% of total volume) was due to mature within six months, of which $29.8 billion was expected to mature within one month.

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each may have different risk profiles and performance guidelines (see Table 20).

•	Stable portfolio is mainly an investment portfolio holding all or a portion of the Prudential Minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•

Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities. Additional portions of the Prudential Minimum may also be held in this portfolio.

Table 20: Liquid Asset Portfolio Composition

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2021	%	2020	%
Liquid asset portfolio
Stable	$57,143	69%	$54,388	68%
Operational	17,502	21	19,938	25
Discretionary	8,106	10	5,582	7

Total	$82,751	100%	$79,908	100%

Table 21: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances		Financial Returns %
	2021	2020	2021	2020
Liquid asset portfolio
Stable	$56,842	$53,839	0.44%	2.01%
Operational	20,026	12,572	0.03	1.58
Discretionary	7,892	9,395	0.31	2.09

Total	$84,760	$75,806	0.33%	1.93%

During FY21, IBRD earned a return of 0.33% on its liquid asset portfolio, compared to 1.93% last year. The lower return in FY21 primarily reflects the lower interest rates during the year.

In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY21, IBRD earned $86  million of investment revenue, net of funding costs, as discussed in Section III.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PEBP, PCRF, and the Local Currency Market Development program (LCMD, see Notes to Financial Statements Note C: Investments for additional details). Table 22 below summarizes the net carrying value of other investments (see Notes to Financial Statements, Note I: Management of External Funds and Other Services for additional details on AMC):

Table 22: Net Carrying Value of Other Investments

In millions of U.S. dollars

As of June 30,	2021	2020
AMC	$10	$239
PEBP	2,476	1,847
PCRF	555	450
LCMD	39	41

Total	$3,080	$2,577

SECTION VII: BORROWING ACTIVITIES

IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support IBRD’s lending operations which are aimed at promoting sustainable development for IBRD’s borrowing member countries.

IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets.

IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for IBRD’s operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

As discussed in Section II, IBRD uses currency and interest rate derivatives in connection with its borrowings for asset and liability management purposes. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently. This is in accordance with loan funding requirements, and so that IBRD can minimize interest rate and currency risk. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. Further discussion on how IBRD manages this risk is included in the Risk Management Section, Section IX.

In FY21, IBRD raised a total of $67.5 billion of medium- and long-term debt (Table 24). IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). From time to time, IBRD exercises the call option in its callable bond issues; it may also repurchase its debt to meet other operational or strategic needs such as providing liquidity to its investors (Table 24).

As of June 30, 2021, the borrowing portfolio totaled $253.7 billion, $16.5 billion higher than June 30, 2020 (see Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to net new medium and long-term debt issuances during the year (Table 24).

Figure 14: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2021

*	Denotes percentage less than 0.5%.

As of June 30, 2021, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates, with a weighted average cost of 0.1% (0.9% as of June 30, 2020). The decrease in the weighted average cost from the prior year reflects the decrease in the short-term market interest rates during the year. This also resulted in a decrease in IBRD’s weighted average loan rates, which are also based on IBRD’s funding cost. IBRD’s lending spread was therefore not impacted by the decrease in short-term interest rates (Figure 5).

Short-Term Borrowings

Table 23 summarizes IBRD’s short-term borrowings, which mainly include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 127 days. As of June 30, 2021, the outstanding balance of discount notes was $10.0 billion, $1.0 billion lower compared with a year earlier.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance as of June 30, 2021 was $199 million, an increase of $175 million compared to last year ($24 million in FY20).

Table 23: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

As of June 30,	2021	2020	2019
Discount notes[a]
Balance at year-end	$10,022	$11,009	$10,204
Average daily balance during the fiscal year	$10,392	$13,224	$10,556
Maximum month-end balance	$11,344	$17,065	$12,189
Weighted-average rate at the end of fiscal year	0.07%	0.39%	2.44%
Weighted-average rate during the fiscal year	0.16%	1.59%	2.37%

Securities lent or sold under repurchase agreements[b]
Balance at year-end	$—	$—	$—
Average monthly balance during the fiscal year	$—	$53	$—
Maximum month-end balance	$—	$632	$—
Weighted-average rate at the end of fiscal year	0.00%	0.00%	0.00%
Weighted-average rate during the fiscal year	0.00%	1.71%	0.00%

Other short-term borrowings[a]
Balance at year-end	$199	$24	$200
Average daily balance during the fiscal year	$177	$36	$210
Maximum month-end balance	$199	$71	$273
Weighted-average rate at the end of the fiscal year	0.11%	0.25%	2.34%
Weighted-average rate during the fiscal year	0.17%	1.82%	2.32%

a.	At amortized cost which approximates fair value.
b.	Excludes securities related to PEBP.

Medium- and Long-Term Borrowings

In FY21, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $67.5 billion with an average maturity to first call of 8.1 years (Table 24). The decrease in medium-and-long-term debt issuances in FY21 is primarily due to lower debt servicing and refinancing requirements. IBRD called and repurchased a lower volume of debt in FY21, compared with FY20.

Table 24: Funding Operations Indicators

In millions of U.S. dollars, except maturities which are in years

For the fiscal year ended June 30,	2021	2020
Issuances [a]
Medium- and long-term funding raised	$67,471	$75,006
Average maturity to first call date	8.1	5.3
Average maturity to contractual final maturity	8.8	6.7

Maturities
Medium- and long-term funding matured	$41,281	$40,437
Average maturity of debt matured	5.0	4.0

Called/Repurchased
Medium- and long-term funding called/repurchased	$11,321	$26,095

a.	Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 25: Maturity Profile of Medium and Long-Term Debt

In millions of U.S. dollars

	As of June 30, 2021
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Medium and Long-Term Debt	$35,019	$29,652	$28,319	$34,367	$28,210	$94,288	$249,855

As shown below, 68% of IBRD’s medium-and long-term borrowings issued during the year are in U.S. dollars:

Figure 15: Medium- and Long-Term Borrowings Raised by Currency during the year, Excluding Derivatives

SECTION VIII: CAPITAL ACTIVITIES

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2021, IBRD had 189 member countries, with the top six accounting for 40% of the total voting power (Figure 16). The percentage of votes held by members rated AA and above by at least two major rating agencies was 37% (Figure 17).

The United States is IBRD’s largest shareholder, with 16% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $46,363 million, or 17% of total uncalled capital.

Subscribed Capital

Total subscribed capital is comprised of paid-in capital and uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.

Figure 16: Voting Power of Top Six Members as of June 30, 2021	Figure 17: Percentage of Votes held by Member Countries, as of June 30, 2021

Table 26: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	%	2021	2020	Variance
Subscribed capital
Uncalled Subscribed capital	94%	$278,612	$269,968	$8,644
Paid-in capital	6	19,244	18,034	1,210

Total subscribed capital	100%	$297,856	$288,002	$9,854

Uncalled Subscribed Capital

The total uncalled subscribed capital may be called only when required to meet IBRD’s obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD in making loans. Of this amount, $40,327 million was restricted pursuant to resolutions of the Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $38,700 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription.

Capital Increases

In October 2018, the Governors approved a new GCI and SCI as part of a capital package endorsed by the Governors in April 2018 that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

National Currency Paid-In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles and is subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies.

Usable Paid-in Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which use restrictions have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 27.

The $1,295 million increase in usable paid-in capital between FY20 and FY21 was primarily due to the receipt of $884 million for GCI and $326 million for SCI during FY21.

Table 27: Usable Paid-In Capital

In millions of U.S dollars

As of June 30,	2021	2020	Variance
Paid-in Capital	$19,244	$18,034	$1,210
Adjustment on released NCPIC for net deferred MOV (receivable) payable [a]	67	(14)	81
Adjustments for unreleased NCPIC:
Restricted cash	(60)	(65)	5
Demand notes	(332)	(373)	41
MOV receivable	(343)	(299)	(44)
MOV payable	7	5	2

Total Adjustments for unreleased NCPIC	(728)	(732)	4

Usable paid-in capital	$18,583	$17,288	$1,295

a.	The MOV on released NCPIC is considered to be deferred.

Usable Equity

Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity is central to the three frameworks IBRD uses to manage its capital adequacy, credit risk, and equity earnings. These frameworks, described in Section IX, are:

•	Strategic Capital Adequacy Framework

•	Credit Risk and Loan Loss Provisioning Framework

•	Other ALM Framework

Usable equity consists of usable paid-in capital, and elements of retained earnings and reserves (see Table 28). The components of retained earnings and reserves included in usable equity are as follows:

Special Reserve: Amount set aside pursuant to IBRD’s Articles, held in liquid form and to be used only for meeting IBRD’s liabilities on its borrowings and guarantees;

General Reserve: Consists of earnings from prior fiscal years which the Board has approved for retention in IBRD’s equity. On August [5], 2021, the Board approved the transfer of $874 million to the General Reserve from FY21 net income, and a one-time transfer of $203 million from Other reserves to the General reserve, which represents the cumulative effect of adopting ASU 2016-13 (CECL) on July 1, 2020;

Cumulative Translation Adjustments: Comprise translation adjustments that arise upon revaluing currency balances to U.S. dollars for reporting purposes. IBRD’s functional currencies are U.S. dollar and euro and changes in cumulative translation adjustments only relate to translation adjustments on euro-denominated balances. Translation adjustments associated with non-functional currencies are reflected in other adjustments in Table 28. Usable equity excludes cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios;

Other Adjustments: These adjustments relate to the income earned on PEBP assets before FY11, currency translation adjustments on non-functional currencies and a one-time transfer of $203 million from Other reserves to the General reserve, which represents the cumulative effect of adopting ASU 2016-13 (CECL) on July 1, 2020. These also reflect the measure of the funded status of the pension plans which is based on the funding methodology used by the Pension Finance Committee to determine sustainable funding levels for the pension plans.

The increase in usable equity in FY21, primarily reflects the increase in reserve retention out of the FY21 allocable income and the increase in usable paid-in capital.

Table 28: Usable Equity

In millions of U.S. dollars

			Variance
As of June 30,	2021	2020	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$18,583	$17,288	$1,295	$1,216	$79
Special reserve	293	293	—	—	—
General reserve [a]	31,464	30,387	1,077	1,077	—
Cumulative translation adjustment	(268)	(737)	469	—	469
Other adjustments	(75)	(93)	18	—	18

Equity (usable equity)	$49,997	$47,138	$2,859	$2,293	$566

a.

Includes transfer to the General Reserve, which for FY21 (FY20) was approved by the Board on August [5], 2021 (August 7, 2020). The FY21 General Reserve also includes a one-time transfer of $203 million from Other reserves to the General reserve, which represents the cumulative effect of adopting ASU 2016-13 (CECL) on July 1, 2020.

SECTION IX: RISK MANAGEMENT

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines model” (Figure 18) where:

•	Business units are responsible for directly managing risks in their respective functional areas;

•	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities; and

•	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Figure 18: Financial and Operational Risk Management Structure

Risk Oversight and Coverage

Financial and Operational Risk Management

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The following three departments report directly to the CRO:

Credit Risk Department

•  Identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public.

•  Assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy.

•  Reviews proposed new financial products for any implications for country credit risk.

Market and Counterparty Risk Department

•  Responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits.

•  Ensure effective oversight, including: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and (v) implementing the model risk governance framework. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.

Operational Risk Department

•  Provides direction and oversight for operational risk activities by business function.

•  (i) Administers the Operational Risk Committee (ORC) for IBRD, (ii) implements the operational risk management framework which is aligned with Basel principles and provides direction to business unit partners to ensure consistent application, (iii) assists and guides business units in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv) helps identify emerging risks and trends through monitoring of internal and external risk events, (v) supports risk response and mitigating actions, and prepares a corporate Operational Risk Report for review and discussion by the ORC.

•  Responsible for business continuity management, enterprise risk management functions and corporate insurance.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Figure 19 depicts IBRD’s management risk committee structure for financial and operational risks.

Figure 19: Risk Committee Structure for Financial and Operational Risks

Financial Risk Committees:

The Finance and Risk Committee (FRC), a Vice President level committee, provides a high-level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues and new business initiatives with policy implications related to IBRD’s financial risks, including country credit, market, counterparty, liquidity and model risks; and operational risks related to the finance business functions. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place and provides a forum for discussing and communicating significant risk related issues. The FRC meets regularly to discuss the financial performance, new products and services, and risk management of IBRD.

New Business Committee (NBC) is a standing subcommittee of the FRC. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.

Asset Liability Management Committee (ALCO), a Vice President-level committee chaired by the MDCFO provides a high-level forum to ensure prudent balance sheet management of IBRD by: a) monitoring its financial positions and Asset-Liability Management (ALM) activities for compliance with its respective guidelines, policies and procedures, including borrowing and investment activities; b) identifying and providing recommendations on emerging ALM issues for IBRD, as well as those related to capital, balance-sheet planning, and financial sustainability and c) serving as reviewing and recommending body for ongoing decisions as part of implementing the ALM policies and procedures of IBRD, including those that impact lending rates and net income.

Operational Risk Committees:

The Enterprise Risk Committee (ERC) is a corporate committee that has oversight over operational and non-financial risks across IBRD. Chaired by the Managing Director and Chief Administrative Officer (MDCAO), it consists of a Vice President level committee to review and discuss enterprise risk matters. Specifically, the Committee has a governance role over risk matters relating to corporate security, business continuity and IT security.

Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CRO and escalates significant risks/decisions to the FRC and ERC.

Box 6: Summary of IBRD’s Specific Risk Categories
Types of Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits
Counterparty Credit Risk	Counterparty credit limits and collateral
Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level
Operational Risk	Risk assessment and monitoring of key risk indicators and internal and external operational risk events

Management of IBRD’s Risks

IBRD assumes financial risks to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities which include lending, borrowing and investing (Box 6). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based upon a structured and uniform approach to identify, assess and monitor key operational risks across business units.

Coronavirus Disease 2019 (COVID-19) Outbreak

The 2019 outbreak of COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an initial economic slowdown. Governments and central banks reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

In light of COVID-19, IBRD faces additional credit, market and operational risks for its activities. IBRD continues to monitor developments and to manage the risks associated with all its portfolios.

As of June 30, 2021, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to the capital markets, despite market volatility. The liquid asset portfolio was 122% of the Target Liquidity Level. In FY21, IBRD continued to maintain a robust liquidity position and flexibility to access the necessary liquidity resources.

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

IBRD’s capital adequacy, as indicated by Equity-to-Loans ratio, remains stable, despite increased market volatility since the COVID-19 outbreak (Figure 20).

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions reflect IBRD’s current assessment of country risk ratings. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Home-based work continues in many IBRD offices throughout the world, in line with IBRD’s Business Continuity Procedure. In addition, IBRD has adopted other prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and holding public events in virtual format.

While the duration of the COVID-19 pandemic and its effects remain difficult to predict at this time, IBRD has continued to respond to demand and operate its core business functions effectively by utilizing technology for remote work, and by leveraging extensive local presence in client countries around the world.

Management has an office reopening framework that prioritizes staff health and safety while taking into consideration risks including business continuity. The office reopening framework provides for the incremental return to office and on-site business activities in stages or “tiers,” allowing for enough time in between tiers to assess risk and preparedness indicators. IBRD continues to monitor risks associated with COVID-19 and maintain plans to respond as the situation evolves. While our offices around the world are in different operating statuses based on local conditions, IBRD has started the process for a gradual reopening of offices for certain locations, including its headquarters in Washington D.C.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. For FY21, the outcome of the stress tests was satisfactory.

Figure 20: Equity-to-Loans Ratio

Table 29: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of June 30,	2021	2020	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$18,583	$17,288	$1,295	$1,216	$79
Special reserve	293	293	—	—	—
General reserve[a]	31,464	30,387	1,077	1,077	—
Cumulative translation adjustment[b]	(268)	(737)	469	—	469
Other adjustments	(75)	(93)	18	—	18

Equity (usable equity)	$49,997	$47,138	$2,859	$2,293	$566

Loans exposure	$220,564	$204,231	$16,333	$13,591	$2,742
Present value of guarantees	3,079	3,264	(185)	(285)	100
Effective but undisbursed DDOs	—	1,834	(1,834)	(1,834)	—
Relevant accumulated provisions[c]	(1,630)	(1,669)	39	56	(17)
Deferred loan income	(495)	(474)	(21)	(15)	(6)
Other exposures	(723)	(727)	4	4	—

Loans (total exposure)	$220,795	$206,459	$14,336	$11,517	$2,819

Equity-to-Loans Ratio	22.6%	22.8%

a.

Includes transfer to the General Reserve, which for FY21 (FY20) was approved by the Board on August [5], 2021 (August 7, 2020). FY21 General Reserve also includes a one-time transfer of $203 million from Other reserves to the General reserve, which represents the cumulative effect of adopting ASU 2016-13 (CECL) on July 1, 2020.

b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Includes the accumulated provision on signed loans commitments beginning July 1, 2020, upon the adoption the ASU 2016-13 (CECL).

IBRD’s equity-to-loans ratio decreased slightly to 22.6% as of June 30, 2021, compared with 22.8% as of June 30, 2020, and remained above the 20% minimum threshold level (Table 29). The slight decline was due to the increase of approximately $11.5 billion in total exposure, offset by the receipt of $1.2 billion of capital subscription payments and the retention of $0.9 billion in the General Reserve out of FY21 allocable income.

Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency business, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into nonaccrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into nonaccrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. Credit ratings and default probabilities reflect country economic, financial and political circumstances, and also consider Environmental, Social and Governance (ESG) risk factors. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large nonaccrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of Deferred Drawdown Options (DDOs) that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit (SBL).

Equitable Access Limit

The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total loans outstanding, including participations in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. At June 30, 2021, the SLL totaled $328.6 billion, of which the outstanding loans and callable guarantees totaled $223.6 billion, or 68.1% of the SLL. The EAL was $32.9 billion, as of June 30, 2021.

Single Borrower Limit

The SBL amount is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The SBL framework reflects a dual-SBL system, with the SBL for countries above the Graduation Discussion Income (GDI) threshold set lower than the SBL for countries below GDI. GDI is the level of GNI per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $7,065 as of July 1, 2020. Under the dual-SBL system, the SBL for FY21 was $23.5 billion for highly creditworthy countries below the GDI and $20.5 billion for highly creditworthy countries above the GDI. On August 5, 2021, the Board approved FY22 SBL limits of $24.9 billion and $21.2 billion, respectively. The SBL framework also contains a 50-basis point surcharge (SBL surcharge) payable on the incremental exposure in excess of the SBL surcharge threshold (defined as $2.5 billion below the SBL for the respective GDI group). In the event that a borrowing country eligible for one of the limits set under the SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Board. During FY21, there were 2 countries below-GDI and 2 countries above-GDI, which have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits were set below the relevant SBL. In the context of IBRD’s overall response to the impact of the COVID 19 crisis, on June 17, 2021, the Board approved temporary relief from the SBL surcharge by excluding all financings approved between May 20, 2021 and the end of FY22 for purposes of calculating whether a country’s exposure exceeds the SBL surcharge threshold. Operations excluded from the SBL surcharge calculation will continue to count towards SBL compliance.

As of June 30, 2021, the ten countries with the highest exposures accounted for about 61% of IBRD’s total exposure (Figure 21: Country Exposures as of June 30, 2021). IBRD’s largest exposure to a single borrowing country was $17.7 billion on June 30, 2021. Monitoring these exposures relative to the limit, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Sustainable Annual Lending Limit (SALL)

The “Financial Sustainability Framework” (FSF) requires IBRD to align its annual lending levels to its long-term sustainable capacity, while retaining flexibility to respond to crises by maintaining a crisis buffer.

The SALL is the maximum annual commitment level sustainable, in real terms, for 10 years in line with IBRD’s capital adequacy framework and the Statutory Lending Limit set out in IBRD’s Articles, as determined by management. Under the FSF, the Board annually approves a crisis buffer. The crisis buffer-adjusted sustainable annual lending limit (SALL-Adj) serves as the upper bound for regular lending in the next year. For the fiscal year ending June 30, 2021, the Board had approved a crisis buffer of $10 billion and a SALL-Adj of $25 billion. On June 24, 2021, the Board approved a crisis buffer of $5 billion for FY22 (plus carryover from underutilization of the FY21 crisis buffer), resulting in a SALL-Adj of $28 billion for FY22. Based on the final outcome for FY21 resulting in a carryover of $4.5 billion from the FY21 crisis buffer, the applicable FY22 lending ceiling is $37.5 billion.

Figure 21: Country Exposures as of June 30, 2021

In billions of U.S. dollars

Top Ten Country Exposures

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential nonaccrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated nonaccrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential nonaccrual events on equity and income earning capacity.

Expected Losses, Overdue Payments, and Non-Performing Loans

The loan loss provision is calculated by taking into account IBRD’s total estimated exposure, the Expected Default Frequency (EDF), i.e. probability of default, and the assumed loss in the event of default. Expected losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity (see Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures).

When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 7). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA loans may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2021, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months.

As of June 30, 2021, 0.2% of IBRD’s loans were in nonaccrual status and all related to Zimbabwe. The exposure to Zimbabwe was $432 million as of June 30, 2021, compared with $433 million as of June 30, 2020. IBRD received a payment of $1.5 million from Zimbabwe in FY21 (FY20: $1.5 million).

Box 7: Treatment of Overdue Payments
Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months

All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, if collectability risk is considered to be particularly high, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

This is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, considering the current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities. Commercial credit risk management includes ESG related assessments in the approval and monitoring of higher exposure counterparties for the liquid asset portfolio and for derivative counterparties. In addition, third-party ESG scores of the liquid asset portfolio and derivative exposures are monitored.

IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 30).

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest rate risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners.

Under IBRD’s collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings based collateral threshold. As of June 30, 2021, IBRD had received collateral of cash and securities totaling $4.4 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements, Note F: Derivative Instruments).

Investment Securities

The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 8).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer, as deemed necessary.

IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Box 8: Eligibility Criteria for IBRD’s Investments[a]
Instrument Securities	Description
Sovereigns

IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies

IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity (other than the government of a member country), with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a triple-A credit rating.
Time deposits[b]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least two Prime-1 ratings.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases

IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets

IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.	All investments are subject to approval by the Market and Counterparty Risk Department and must appear on the “Approved List” created by the department.
b.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies, asset-backed securities) (Table 30).

Table 30: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2021
	Investments
Counterparty Rating[a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure		% of Total
AAA	$25,186	$10,136	$—	$35,322		41%
AA	2,828	23,525	628	26,981		31
A	12,188	11,999	191	24,378		28
BBB	—	56	—	56	*
BB or lower/unrated	40	8	—	48	*

Total	$40,242	$45,724	$819	$86,785		100%

	As of June 30, 2020
	Investments
Counterparty Rating[a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure		% of Total
AAA	$22,620	$14,069	$—	$36,689		44%
AA	2,109	23,226	683	26,018		31
A	11,128	9,245	215	20,588		25
BBB	1	38	—	39	*
BB or lower/unrated	41	5	—	46	*

Total	$35,899	$46,583	$898	$83,380		100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

IBRD’s overall commercial counterparty credit exposure, net of collateral held, was $86.8 billion as of June 30, 2021. As shown on Table 30, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 72% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of sovereigns and financial institutions (limited to short-term deposits and swaps).

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates:

•

Borrowing Member Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2021, the notional amounts and net fair value exposures under these agreements were $10.6 billion and $1.2 billion, respectively. Expected losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•

Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2021, the notional amount under this agreement was $0.8 billion. As of June 30, 2021, IBRD had exposure of $8 million to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of June 30, 2021, IDA was not required to post any collateral with IBRD.

•

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2021, the notional amounts and net fair value exposures under this agreement were $3.8 billion and $0.3 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2021, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over the counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2021, IBRD recorded a CVA on its Balance Sheet of $18 million, and a DVA of $21 million.

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in Table 31, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

•

Investments:    IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see Box 8). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is also relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of $3 million on the market value of the portfolio.

•

Borrowings:    IBRD had $1,377 million of unrealized mark-to-market losses due to the change in own credit relative to LIBOR in FY21. As shown in Table 31, the dollar value change corresponding to a one basis-point upward parallel shift in credit spreads (IBRD’s own credit relative to LIBOR) is $115 million of unrealized mark-to-market gains.

•

Loans.    IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is $2 million of unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives.    IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

•	Stringent selection of commercial derivative counterparties,

•	Daily marking-to-market of derivative positions, and

•	Use of collateral and collateral thresholds for all commercial counterparties.

Table 31: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of June 30, 2021	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$115
Loan portfolio [b]	(2)
Other ALM portfolio	(* )
Investment portfolio	(3)

Total gains	$110

a.	Excludes CVA and DVA on derivatives.
b.	If loans were measured at fair value.
*	Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates (Figures 23-24).

On a fair value basis, if interest rates increase by one basis point, IBRD would experience an unrealized mark-to-market loss of $14 million as of June 30, 2021 (see Table 32).

•

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

•

Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is relatively small. As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized.

•

Other ALM Portfolio: At the end of FY21, a one basis-point increase in interest rates would result in unrealized mark-to-market losses of $16 million on the other ALM portfolio (unrealized mark-to-market losses of $14 million at the end FY20).

Table 32: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of June 30, 2021	Interest Rate Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$6
Loan portfolio [b]	(3)
Other ALM portfolio	(16)
Investment portfolio	(1)

Total losses	$(14)

a.	After the effects of derivatives.
b.	If loans were measured at fair value.

Figure 22 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the borrowing, loan, other ALM and investment portfolios. It illustrates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $115 million on the bonds. These would be significantly offset by the $109 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $6 million for the portfolio. Loan sensitivities are illustrative as loans are carried at amortized cost on the Balance Sheet.

Figure 22: Sensitivity to Interest Rates

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates.

In millions of U.S. dollars

                                             Borrowing Portfolio                        Loan Portfolio                  Other ALM                              Investment Portfolio

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio. The discontinuance of LIBOR and the transition to alternative reference rates also presents a significant risk to IBRD’s activities, which is discussed later in this section.

Figure 23: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio - June 30, 2021

In millions of U.S. dollars, except for ratios

a.	Excludes discount notes.
*	Denotes percentage less than 0.5%.

Figure 24: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio - June 30, 2021

In millions of U.S. dollars, except for ratios

*	Denotes percentage less than 0.5%.

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases worldwide and lends the proceeds of those borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms that are best suited to their circumstances. Such options meet borrowers’ preferences and help mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, that is aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Figure 25 below illustrates the use of derivatives in the loan and borrowing portfolios:

Figure 25: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 26 below illustrates the use of derivatives in the liquidity portfolio:

Figure 26: Use of Derivatives for Investments

Other ALM – Given most loans carry variable rates, for the portion of loans that are funded by equity, loan interest revenue, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. The equity-to-loans ratio of 22.6% indicates the portion of loans funded by equity. To manage this exposure, Management has put in place a framework with the primary goal of stabilizing this revenue. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. See Figure 27 below.

Figure 27: Use of Derivatives for Other ALM

Low Interest Rate Environment

Loans to borrowing countries:

Under IBRD’s loan agreements, interest is required to be paid by borrowers to IBRD, and not vice versa; if an interest rate formula yields a negative rate, the interest rate is fixed at zero.

Liquid Asset Portfolio:

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in Box 8). Low and negative fixed interest rates present a challenge for the investment of the liquid asset portfolio. However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In FY21, despite the low interest rate environment, IBRD was able to generate a positive return, net of funding costs on its liquid asset portfolio (see Table 1).

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed spread loans pricing, both of which can be changed at Management’s discretion (see Table 13):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: A charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches.

Alternative Reference Rate

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it will no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021 and, therefore, market participants, including IBRD and its borrowers need to move to alternative reference rates because the availability of LIBOR after this date is not a certainty. In March 2021, the FCA confirmed that all the LIBOR settings will either cease to be provided by any administrator or no longer be representative, as follows:

•	All sterling, euro, Swiss franc and Japanese yen LIBOR settings, and the 1-week and 2-month USD LIBOR settings, will cease immediately following publication on December 31, 2021.

•	All remaining USD LIBOR settings, including the 6-month USD LIBOR used as the reference rate for IBRD loans, will cease immediately following its publication on June 30, 2023.

Despite the extension of the publication of certain USD LIBOR rates to June 30, 2023, the regulators’ guidance remains that LIBOR should not be used for new contracts after 2021. In consideration of the regulatory guidance and in preparations for the global markets’ transition away from LIBOR, IBRD has taken important steps to facilitate a smooth and orderly transition of its financial instruments effected by alternative reference rates.

IBRD previously completed an initial impact assessment of its exposure, both quantitatively and qualitatively, to LIBOR and developed an implementation roadmap for the LIBOR transition. IBRD is actively working through this transition from multiple perspectives: lending, funding, accounting, operations, information technology, liquidity investing, risk and legal, considering the portfolio of existing loans and other instruments that use LIBOR as a benchmark. In FY20, the Board endorsed an omnibus amendment process with borrowers for loan agreements to address the replacement of LIBOR, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The contract amendments will enable similar treatment to all loans by bringing the fallback provisions related to changes in the reference rate in the General Conditions into conformity with the revised General Conditions of December 2018. The new language permits IBRD to transition the interest rate to alternative reference rates when a suitable alternative is available, and it is appropriate to do so. To date, IBRD has made significant progress in securing counter-signature of the omnibus amendments from borrowers. IBRD is also using pre-existing provisions in loan agreements to implement these changes.

In addition, as the market undergoes fundamental changes due to the transition to alternative reference rates, as part of its interest rate risk management, on January 26, 2021, the Board approved a suspension of the offering of loans on fixed spread terms, as well as suspension of a related conversion feature from the variable spread terms to fixed spread terms, effective from April 1, 2021. An existing feature to permit fixing of the reference rate in loans with variable spread terms remains available.

In July, 2021, the Board approved offering new loans with new alternative reference rates and ceasing to offer LIBOR based loans effective January 1, 2022; and the switch-over of existing loans beginning in January 2022 for all variable spread and non-USD fixed spread loans and beginning in July 2023 for the remaining USD fixed spread loans (see Table 14). Careful consideration was given to the regulatory guidance, relevant provisions in IBRD’s General Conditions and loan agreements, asset liability management (ALM) needs, as well as borrower implications. As a result of the different characteristics of the new market reference rates and LIBOR, and the implications of a staggered LIBOR cessation timetable, there will be changes to the current loan processes including billing and cost-pass through computation methodologies used for lending rates. IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed and to ensure an orderly transition to the alternative reference rates. IBRD is managing the transition prudently and in a cost-effective manner.

Exchange Rate Risk

IBRD mainly holds its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. IBRD’s functional currencies are the U.S. dollar and euro. Currency translation adjustments relating to euro-denominated balances are reflected in other comprehensive income, a component of equity. Currency translation adjustments relating to non-euro denominated balances (non-functional currencies) are reported in the Statement of Income. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency (Figure 28). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the year generally do not have an impact on the overall equity-to-loans ratio.

Figure 28: Currency Composition of Loan and Borrowing Portfolios as of June 30, 2021

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline (150% of Target Liquidity Level) applies to the portfolio and it continues to function as a guideline rather than a hard ceiling (see Table 33).

The FY21 Target Liquidity Level is $2 billion higher than the prior year, reflecting the higher Prudential Minimum, which was due to the higher projected debt service for FY21.

Table 33: Liquidity Levels

Effective for FY21	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$68.0
Guideline Maximum Liquidity Level	102.0	150%
Prudential Minimum Liquidity Level	54.4	80%
Liquid Asset Portfolio as of June 30, 2021	$82.8	122%

The FY22 Target Liquidity Level is set at $57 billion, $11  billion lower than FY21 Target Liquidity Level due to lower projected debt service for FY22.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

Cybersecurity Risk Management

IBRD’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. As is the case for financial institutions generally, cybersecurity risk continues to be significant for IBRD due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IBRD seeks to manage them on a cost-effective basis consistent with its risk appetite.

To protect the security of its computer systems, software, networks and other technology assets, IBRD has developed a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs. IBRD deploys a multi-layered approach for cybersecurity risk management to help prevent and detect malicious activity, both from within the organization and from external sources. In managing emerging cyber threats such as malware including ransomware, denial of service and phishing attacks, IBRD strives to adapt its technical and process-level controls and raise the level of user awareness to mitigate the risk.

IBRD periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response desktop exercises and industry benchmarking.

SECTION X: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD takes on contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases, capital expenditures, and other long-term liabilities. Table 34 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, amounts payable for currency and interest rate swaps, amounts payable for investment securities purchased, guarantees, and cash received under agency arrangements.

•	Borrowings: IBRD issues debt in the form of securities to private and governmental buyers.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real estate-related obligations and equipment, based on contractual amounts.

•	Contractual Purchases: IBRD is a party to various obligations to purchase products and services, which are purchase commitments in the ordinary course of business.

•

Other Long-Term Liabilities: IBRD provides a variety of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its balance sheet. The obligations payable represents expected benefit payments as well as contributions to the pension plans. These include future service and pay accruals for current staff and new staff projections for the next 10 years.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (see Notes to Financial Statements, Note H for Transactions with Affiliated Organizations).

Table 34: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2021
	Due in 1 year or Less	Due after 1 Year up to 3 Years	Due after 3 Years up to 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$45,240	$57,971	$62,577	$94,288	$260,076
Operating leases	61	87	88	1,220	1,456
Contractual purchases	36	65	—	—	101
Other long-term liabilities	633	140	92	173	1,038

Total	$45,970	$58,263	$62,757	$95,681	$262,671

SECTION XI: PENSION AND OTHER POST-RETIREMENT BENEFITS

Governance

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan (SRP), Retired Staff Benefits Plan (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). IBRD has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.

There are two committees that govern the Plans. From a governance standpoint, both committees are independent of IBRD and the Board.

•	The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.

•	The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.

Contributions to the SRP and RSBP are irrevocable, with assets held in separate trusts, and the PEBP assets are included in IBRD’s investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2021, IBRD and IDA’s share of the assets amounted to $30.4 billion (see Table 35). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.

Funding and Investment Policies

The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution based on actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY21, the WBG’s rate for contributions to the Plans was 27.82% of net salaries.

The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the Plan which depend on how the Plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the Plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since the year ended June 30, 1999 and recently reaffirmed under the strategic asset allocation review in April 2021. If the return on pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (which reflect the long-term cost of the plan benefit), the Plan benefits will be funded over time.

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the Plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the LTRRO for realism and appropriateness. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits for asset allocation, expected return on Plan assets and assumptions used to determine the PBO.

Environmental, Social and Governance (ESG) Policies

The Plan has a long-standing ESG policy that reflects the latest developments in and understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan’s ESG policy states that consideration of ESG factors, including but not limited to environmental practices, worker safety and health standards, and corporate governance, can add value to the investment process and affect assessment of the risk and return characteristics of investments.

Projected Benefit Obligation

Given that pension plan liabilities can be defined and measured in different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes, economic conditions and earnings from plan assets.

Table 35: Funded Status of the Plans

In millions U.S. dollars

	As of June 30, 2021
	SRP	RSBP	PEBP	Total
PBO	$(24,728)	$(4,235)	$(2,339)	$(31,302)
Plan assets	$24,408	$4,145	$1,806	$30,359

Net position	$(320)	$(90)	$(533)	$(943)

IBRD’s funded status				(451)

	As of June 30, 2020
	SRP	RSBP	PEBP	Total
PBO	$(23,536)	$(3,997)	$(2,167)	$(29,700)
Plan assets	$19,266	$3,195	$1,353	$23,814

Net position	$(4,270)	$(802)	$(814)	$(5,886)

IBRD’s funded status				(2,731)

The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The decrease in the underfunded status of the portion of the pension plans for IBRD and IDA from $5.9 billion as of June 30, 2020 to $0.9 billion as of June 30, 2021, net of PEBP assets, primarily reflects the increase in the value of the Plan Assets due to higher asset returns. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

SECTION XII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Fair Value of Financial Instruments

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 36 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; these use market observable inputs and unobservable inputs such as correlations and interest rate volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2021. As of June 30, 2021, all of IBRD’s loans were carried at amortized cost.

Table 36: Fair Value Level 3 Summary

In millions U.S. dollars

For the fiscal year ended June 30,	2021		2020
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$616	$106,654	$298	$104,532
As a percentage of total assets	0.58%		0.29%
Total Liabilities at fair value	$4,877	$273,487	$5,820	$259,235
As a percentage of total liabilities	1.78%		2.25%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The valuation group, which is independent of treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Provision for Losses on Loans and Other Exposures

On July 1, 2020, IBRD adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) which introduces a new approach to credit loss measurement - the Current Expected Credit Losses (CECL) methodology and requires additional disclosures. See Notes to the Financial Statements, Note A – Summary of Significant Accounting and Related Policies.

For IBRD, the primary changes, compared to the previous approach under U.S. GAAP, were to evaluate estimated exposures over the life of the instrument, to incorporate undisbursed loan commitments in the measure of exposure, and to incorporate estimations of future market conditions for a reasonable and supportable forecast period along with historical experience. The overall provision for expected losses is the sum of the computed annual losses, taking into account borrower risk ratings and associated expected default frequencies, estimates of exposure, and severity of loss given default.

For loans carried at fair value, if any, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on complex variables such as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities. Additionally, estimations of disbursements and repayments of exposures are made, as well as estimations of future interest cash flows based on forward looking market variables.

IBRD periodically reviews these variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements of borrowers.

The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or changes between the accrual and nonaccrual portfolios.

The accumulated provision for loan losses is reported separately in the balance sheet as a reduction from IBRD’s total loans outstanding. The accumulated provision for losses on loan commitments and other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as a provision for losses on loans and other exposures (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures).

Pension and Other Post-Retirement Benefits

The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

SECTION XIII: GOVERNANCE AND CONTROLS

Figure 29: Governance Structure

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, the President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.

Executive Directors

In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

The Board and its committees are in continuous session based in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (see further explanation below).

•

Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.

•

Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, monitoring the quality and results of operations.

•

Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.

•

Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Group Internal Audit.

•

Adequacy and effectiveness of financial and accounting policies and internal controls’ and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance risks in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Limits on the external auditor’s provision of non-audit-related services

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and

•	Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.

In FY17, the Board approved amendments to the policy on the appointment of an external auditor which came into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States.

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.

Following a mandatory rebidding of the external audit contract, IBRD’s Board approved the appointment of Deloitte & Touche LLP as IBRD’s external auditor for a five-year term commencing FY19, subject to annual reappointment.

Senior Management Changes

There were no Senior Management changes during the year.

Internal Control

Internal Control Over Financial Reporting

Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control - Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IBRD uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2021, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on page 72.

IBRD’s internal control over financial reporting was audited by Deloitte & Touche LLP, and their report expresses an unqualified opinion on the effectiveness of IBRD’s internal control over financial reporting as of June 30, 2021. See Independent Auditor’s Report on page 74.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2021.

APPENDIX

Glossary of Terms

Articles:    IBRD’s Articles of Agreement

Below GDI Country:    Country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes.

Board:    The Executive Directors as established by IBRD’s Articles of Agreement.

Budget Anchor:    Measure that IBRD uses to monitor the coverage of its net administrative expenses by its loan spread revenue.

Capital Adequacy:    A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS):    A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA):    The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit Valuation Adjustment (DVA):    Debit Valuation Adjustment on Fair Value Option (FVO) Elected Liabilities that corresponds to the change in fair value of the liability presented under the FVO that relate to the instrument specific credit risk (“own-credit risk”).

Duration:    Provides an indication of the sensitivity of underlying yield to changes in interest rates.

Equity-to-Loans Ratio:    The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 29.

Loan Spread Revenue, Net:    The spread between loan returns and associated debt cost, assuming loans are fully funded by debt.

Lower-Middle-Income Countries:    For FY21, income groups are classified according to 2019 gross national income (GNI) per capita. For lower-middle-income countries, the GNI range was $1,036 to $4,045.

Maintenance of Value (MOV):    Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.

Lending Operations:    Total projects from a fiscal year based on project approval date as of June 30 of the fiscal year.

Net Commitments:    Commitments net of full terminations and cancellations approved in the same fiscal year and include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Prudential Minimum: The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target Liquidity Level.

Sustainable Annual Lending Limit (SALL):    The level of lending that can be sustained in real terms over 10 years.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Single Borrower Limit (SBL):    The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.

Statutory Lending Limit (SLL):    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.

Target Liquidity Level (TLL):    The twelve-month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year.

U.S. GAAP:    Accounting principles generally accepted in the United States of America.

World Bank:    The World Bank consists of IBRD and IDA.

World Bank Group (WBG):    The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

Abbreviations and Acronyms

AFDB:	African Development Bank	IFLs:	IBRD Flexible Loans

AMC:	Advance Market Commitment for Vaccines against Pneumococcal Diseases	IPF:	Investment Project Financing

AOCI:	Accumulated Other Comprehensive Income	LIBID:	London Interbank Bid Rate

BETF:	IBRD-Executed Trust Funds	LIBOR:	London Interbank Offered Rate

BOG:	Board of Governors	LLP:	Loan Loss Provision

COSO:	Committee of Sponsoring Organizations of the Treadway Commission	LTRRO:	Long-Term Real Return Objective

CCSAs:	Cross-Cutting Solution Areas	MDB:	Multilateral Development Bank

CDS:	Credit Default Swaps	MDCAO:	Managing Director and World Bank Group Chief Administrative Officer

CVA:	Credit Value Adjustment	MDCFO:	Managing Director and World Bank Group Chief Financial Officer

CRO:	Vice President and WBG Chief Risk Officer	MDCOO:	Managing Director and Chief Operating Officer

DDO:	Deferred Drawdown Option	MIGA:	Multilateral Investment Guarantee Agency

DPF:	Development Project Financing	MOV:	Maintenance-Of-Value

DTCs:	Developing and Transitional Countries	NBC:	New Business Committee

DVA:	Debit Valuation Adjustment	NCPIC:	National Currency Paid-in Capital

EAL:	Equitable Access Limit	ORC:	Operational Risk Committee

EDF:	Expected default frequency	PAF:	Pilot Auction Facility for Methane and Climate Change Mitigation

EEA:	Exposure Exchange Agreement	PEF:	Pandemic Emergency Financing Facility

EFOs:	Externally Financed Outputs	PBAC:	Pension Benefits Administration Committee

ESG:	Environmental, Social and Governance	PBO:	Pension Benefit Obligation

FASB:	Financial Accounting Standards Board	PCRF:	Post Retirement Contribution Reserve Fund

FIFs:	Financial Intermediary Funds	PEBP:	Post-Employment Benefit Plan

FRC:	Finance and Risk Committee	PFC:	Pension Finance Committee

GAVI:	Global Alliance for Vaccines and Immunization	PforR:	Program-for-Results

GCI:	General Capital Increase	RAS:	Reimbursable Advisory Services

GDI:	Graduation Discussion Income	RAMP:	Reserves Advisory Management Program

GNI:	Gross National Income	RETF:	Recipient-Executed Trust Funds

GMFs:	Grant-Making Facilities	RSBP:	Retired Staff Benefits Plan

GPs:	Global Practices	SALL:	Sustainable Annual Lending Limit

IADB:	Inter-American Development Bank	SCI:	Selective Capital Increase

IBRD:	International Bank for Reconstruction and Development	SDPL:	Special Development Policy Loans

ICSID:	International Centre for Settlement of Investment Disputes	SBL:	Single Borrower Limit

IFC:	International Finance Corporation	SLL:	Statutory Lending Limit

IDA:	International Development Association	SRP:	Staff Retirement Plan

IFFIm:	International Finance Facility for Immunization

Eligible Borrowing Member Countries by Region

Region	Countries
Eastern and Southern Africa	Angola, Botswana, Eswatini, Kenya*, Mauritius, Namibia, Seychelles, South Africa, Zimbabwe*

Western and Central Africa	Cabo Verde*, Cameroon*, Republic of Congo*, Equatorial Guinea, Gabon, Nigeria*

East Asia and Pacific	China, Fiji*, Indonesia, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea*, Philippines, Thailand, Timor-Leste*, Vietnam

Europe and Central Asia	Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, North Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Turkey, Turkmenistan, Ukraine, Uzbekistan*

Latin America and Caribbean	Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica*, Dominican Republic, Ecuador, El Salvador, Grenada*, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia*, St. Vincent and the Grenadines*, Suriname, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia

South Asia	India, Pakistan*, and Sri Lanka

*	Blend countries eligible for IDA and IBRD loans.

List of Tables, Figures and Boxes

Tables

Figures

Boxes

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS JUNE 30, 2021

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

Management’s Report Regarding Effectiveness of

Internal Control over Financial Reporting

August 6, 2021

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2021. This assessment was based on the criteria for effective internal control over financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2021. The independent audit firm that audited the financial statements has issued an Independent Auditors Report which expresses an opinion on IBRD’s internal control over financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

David Malpass

President

Anshula Kant

Managing Director and World Bank Group Chief Financial Officer

Jorge Familiar Calderon

Vice President and World Bank Group Controller

INDEPENDENT AUDITORS’ REPORT ON MANAGEMENT’S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the internal control over financial reporting of the International Bank for Reconstruction and Development (“IBRD”) as of June 30, 2021, based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s Responsibility for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on IBRD’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on Financial Statements

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements as of and for the year ended June 30, 2021 of IBRD, and our report dated August 6, 2021 expressed an unmodified opinion on those financial statements.

August 6, 2021

INDEPENDENT AUDITORS’ REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (“IBRD”), which comprise the balance sheets as of June 30, 2021 and 2020, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three years in the period ended June 30, 2021, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to IBRD’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2021 and 2020, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2021 in accordance with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note A to the financial statements, IBRD changed its method of accounting for the accumulated provision for loan losses and other exposures on July 1, 2020, due to the adoption of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2021 (“supplementary information”) listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements. This supplementary information is the responsibility of IBRD’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with auditing standards generally accepted in the United States of America, IBRD’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 6, 2021 expressed an unmodified opinion on IBRD’s internal control over financial reporting.

August 6, 2021

BALANCE SHEET

June 30, 2021 and June 30, 2020

Expressed in millions of U.S. dollars

	2021	2020
Assets

Due from banks—Notes C and L
Unrestricted cash	$2,240	$1,748
Restricted cash	107	122

	2,347	1,870

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $24 million—June 30, 2021; $8 million—June 30, 2020)—Notes C and L	87,566	83,767

Securities purchased under resale agreements—Notes C and L	338	394

Derivative assets, net—Notes C, F and L	3,355	3,744

Other receivables
Receivable from investment securities traded—Note C	200	93
Accrued income on loans	994	1,358

	1,194	1,451

Loans outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	295,005	274,047
Less undisbursed balance (including signed loan commitments of $59,837 million—June 30, 2021, and $54,834 million—June 30, 2020)	(74,441)	(69,816)

Loans outstanding	220,564	204,231
Less:
Accumulated provision for loan losses	(1,270)	(1,599)
Deferred loan income	(495)	(474)

Net loans outstanding	218,799	202,158

Other assets
Premises and equipment, net	1,775	1,734
Miscellaneous—Notes E, H and I	1,927	1,686

	3,702	3,420

Total assets	$317,301	$296,804

BALANCE SHEET

June 30, 2021 and June 30, 2020

Expressed in millions of U.S. dollars

	2021	2020
Liabilities

Borrowings—Notes E and L	$260,076	$243,240

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and L	62	36

Derivative liabilities, net—Notes C, F and L	1,222	1,473

Other liabilities
Payable for investment securities purchased—Note C	521	265
Liabilities under retirement benefits plans—Notes J and K	2,749	7,239
Accounts payable and miscellaneous liabilities—Notes D, H and I	4,593	4,164

	7,863	11,668

Total liabilities	269,223	256,417

Equity

Capital stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,783,873 shares—June 30, 2021, and June 30, 2020)
Subscribed capital (2,469,065 shares—June 30, 2021, and 2,387,388 shares—June 30, 2020)	297,856	288,002
Less uncalled portion of subscriptions	(278,612)	(269,968)

Paid-in capital	19,244	18,034

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(332)	(373)

Receivable amounts to maintain value of currency holdings—Note B	(343)	(299)

Deferred amounts to maintain value of currency holdings—Note B	67	(14)

Retained earnings (Statement of Changes in Retained Earnings and Note G)	31,007	28,765

Accumulated other comprehensive loss—Note K	(1,565)	(5,726)

Total equity	48,078	40,387

Total liabilities and equity	$317,301	$296,804

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

For the fiscal years ended June 30, 2021, June 30, 2020 and June 30, 2019

Expressed in millions of U.S. dollars

	2021	2020	2019
Interest revenue
Loans, net—Note D	$2,213	$4,537	$5,170
Other asset/liability management derivatives, net—Notes F and L	604	161	(57)
Investments-Trading, net—Notes C	211	1,270	1,478
Other, net	(2)	(116)	(26)
Borrowing expenses, net—Note E	(662)	(3,754)	(4,778)

Interest revenue, net of borrowing expenses	2,364	2,098	1,787

Provision for losses on loans and other exposures—Note D	(146)	(18)	(50)
Non-interest revenue
Revenue from externally funded activities—Notes H and I	776	802	908
Commitment charges—Note D	115	115	107
Other, net—Note I	36	56	35

Total	927	973	1,050

Non-interest expenses
Administrative—Notes H, I and J	(2,142)	(2,080)	(2,119)
Pension—Note A and J	(11)	57	62
Contributions to special programs	(18)	(18)	(18)
Other	(22)	(22)	(23)

Total	(2,193)	(2,063)	(2,098)

Board of Governors-approved and other transfers—Note G	(411)	(340)	(338)
Non-functional currency translation adjustment gains (losses), net	35	57	(30)
Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and L	231	193	450
Unrealized mark-to-market gains (losses) on non-trading portfolios, net
Loan derivatives—Notes D, F and L	2,415	(1,971)	(1,485)
Other asset/liability management derivatives, net—Notes F and L	(1,351)	1,204	1,084
Borrowings, including derivatives—Notes E, F and L	154	(216)	120
Client operations derivatives —Note L	14	41	15

Total	1,232	(942)	(266)

Net income (loss)	$2,039	$(42)	$505

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2021, June 30, 2020 and June 30, 2019

Expressed in millions of U.S. dollars

	2021	2020	2019
Net income (loss)	$2,039	$(42)	$505

Other comprehensive income (loss)—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	—	—	2
Net actuarial gains (losses) on benefit plans	5,105	(3,067)	(1,255)
Prior service credit on benefit plans, net	23	23	24
Net Change in Debit Valuation Adjustment on fair value option elected liabilities—Note L	(1,432)	509	550
Currency translation adjustment on functional currency	465	(88)	(157)

Total other comprehensive income (loss)	4,161	(2,623)	(836)

Total comprehensive income (loss)	$6,200	$(2,665)	$(331)

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2021, June 30, 2020 and June 30, 2019

Expressed in millions of U.S. dollars

	2021	2020	2019
Retained earnings at the beginning of the fiscal year	$28,765	$28,807	$28,457
Cumulative effect of a change in accounting principle—Notes A, D, G and J	203	—	(155)

Adjusted retained earnings at the beginning of the fiscal year	28,968	28,807	28,302
Net income (loss) for the fiscal year	2,039	(42)	505

Retained earnings at the end of the fiscal year	$31,007	$28,765	$28,807

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2021, June 30, 2020 and June 30, 2019

Expressed in millions of U.S. dollars

	2021	2020	2019
Cash flows from investing activities
Loans
Disbursements	$(23,651)	$(20,193)	$(20,143)
Principal repayments	10,020	9,365	9,688
Principal prepayments	81	251	403
Loan origination fees received	24	15	16
Net derivatives-loans	64	69	53
Other investing activities, net	(175)	(241)	(146)

Net cash used in investing activities	(13,637)	(10,734)	(10,129)

Cash flows from financing activities
Medium and long-term borrowings
New issues	67,365	75,055	53,987
Retirements	(51,692)	(64,982)	(36,110)
Short-term borrowings (original maturities greater than 90 days)
New issues	21,937	22,722	16,293
Retirements	(20,469)	(23,126)	(11,609)
Net short-term borrowings (original maturities less than 90 days)	(2,270)	1,202	(5,077)
Net derivatives-borrowings	(758)	(1,229)	(2,071)
Capital subscriptions	1,210	973	605
Other financing activities, net	6	2	(1)

Net cash provided by financing activities	15,329	10,617	16,017

Cash flows from operating activities
Net income (loss)	2,039	(42)	505
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(1,232)	942	266
Non-functional currency translation adjustment (gains) losses, net	(35)	(57)	30
Depreciation and amortization	94	896	897
Provision for losses on loans and other exposures	146	18	50
Changes in:
Investments-Trading	(2,359)	(2,711)	(8,885)
Net investment securities purchased/traded	137	230	(49)
Net derivatives-investments	(1,406)	532	1,199
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	1,171	1,602	267
Accrued income on loans	449	403	(296)
Miscellaneous assets	(239)	(470)	25
Accrued interest on borrowings	(811)	(952)	(133)
Accounts payable and miscellaneous liabilities	761	718	518

Net cash (used in) provided by operating activities	(1,285)	1,109	(5,606)

Effect of exchange rate changes on unrestricted and restricted cash	70	(17)	(6)

Net increase (decrease) in unrestricted and restricted cash	477	975	276
Unrestricted and restricted cash at the beginning of the fiscal year	1,870	895	619

Unrestricted and restricted cash at the end of the fiscal year	$2,347	$1,870	$895

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$2,742	$(1,178)	$(893)
Investment portfolio	277	126	(18)
Borrowing portfolio	(1,971)	(274)	(632)
Capitalized loan origination fees included in total loans	39	45	39
Interest paid on borrowing portfolio	1,488	4,616	4,640

The Notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2021

Expressed in millions of U.S. dollars

Borrower or guarantor		Undisbursed balance			Percentage of total loans outstanding[d]
	Total loans[a,b]	Loans approved but not yet signed	Signed loan commitment[c]	Loans Outstanding
Albania[b]	$1,135	$—	$200	$935	0.42%
Angola[a]	3,342	500	1,558	1,284	0.58
Antigua and Barbuda	4	—	—	4	*
Argentina	10,894	1,162	1,879	7,853	3.56
Armenia[b]	1,007	—	165	842	0.38
Azerbaijan	1,907	65	146	1,696	0.77
Bahamas, The	100	—	—	100	0.05
Barbados	124	—	—	124	0.06
Belarus	1,578	—	607	971	0.44
Belize	39	—	2	37	0.02
Bolivia, Plurinational State ofa	1,017	—	459	558	0.25
Bosnia and Herzegovina[b]	910	—	210	700	0.32
Botswana[a]	645	250	171	224	0.10
Brazil[b]	18,516	647	2,539	15,330	6.95
Bulgaria	638	—	—	638	0.29
Cabo Verde, Republic of	44	—	—	44	0.02
Cameroon	756	—	463	293	0.13
Chile[a]	158	—	20	138	0.06
China[b]	22,206	1,323	5,134	15,749	7.14
Colombia[a]	13,642	100	598	12,944	5.87
Congo, Republic of	163	—	58	105	0.05
Costa Rica[a]	1,871	300	264	1,307	0.59
Cote d’Ivoire	195	—	98	97	0.04
Croatia	2,176	—	618	1,558	0.71
Dominican Republic[a]	1,464	43	242	1,179	0.53
Ecuador[a]	3,561	—	869	2,692	1.22
Egypt, Arab Republic ofb	14,381	—	2,678	11,703	5.31
El Salvador	1,532	—	770	762	0.35
Eswatini	189	5	98	86	0.04
Fiji	152	—	43	109	0.05
Gabon[a]	865	—	203	662	0.30
Georgia[b]	1,759	—	578	1,181	0.54
Grenada	16	—	6	10	*
Guatemala	2,486	670	97	1,719	0.78
India[b]	29,301	2,082	9,114	18,105	8.21
Indonesia[b]	23,523	1,200	3,857	18,466	8.37
Iran, Islamic Republic of	105	—	—	105	0.05
Iraq[b]	4,552	—	1,229	3,323	1.51
Jamaica	1,168	10	75	1,083	0.49
Jordan[b]	4,667	840	659	3,168	1.44
Kazakhstan	4,889	—	1,379	3,510	1.59
Kenya	510	—	211	299	0.14
Kosovo	141	—	—	141	0.06
Lebanon	1,323	—	766	557	0.25
Mauritius	174	—	—	174	0.08
Mexico	17,736	1,095	988	15,653	7.10
Moldova	234	—	118	116	0.05
Mongolia	134	100	2	32	0.01
Montenegro[b]	311	—	91	220	0.10
Morocco	10,472	999	1,527	7,946	3.60
Nigeria[a]	1,000	500	89	411	0.19
North Macedonia[b]	1,001	44	324	633	0.29
Pakistan[b]	5,168	—	3,331	1,837	0.83
Panama[a]	1,549	—	85	1,464	0.66
Papua New Guinea	36	30	—	6	*
Paraguay	1,113	—	265	848	0.38
Peru	5,321	418	1,386	3,517	1.59
Philippines	11,895	980	1,757	9,158	4.15
Poland	7,619	—	292	7,327	3.32

SUMMARY STATEMENT OF LOANS (continued)

June 30, 2021

Expressed in millions of U.S. dollars

Borrower or guarantor		Undisbursed balance			Percentage of total loans outstanding[d]
	Total loans[a,b]	Loans approved but not yet signed	Signed loan commitment[c]	Loans Outstanding
Romania[b]	$6,634	$—	$1,401	$5,233	2.37%
Russian Federation	225	—	22	203	0.09
Serbia[b]	3,350	—	776	2,574	1.17
Seychelles	102	—	33	69	0.03
South Africa[a]	2,452	—	355	2,097	0.95
Sri Lanka	964	350	246	368	0.17
St. Lucia	3	—	—	3	*
Suriname	58	—	53	5	*
Thailand	792	—	—	792	0.36
Timor-Leste	15	—	—	15	0.01
Trinidad and Tobago[a]	20	—	20	—	*
Tunisia	5,116	—	1,052	4,064	1.84
Turkey[b]	16,409	394	4,474	11,541	5.23
Turkmenistan	20	20	—	—	*
Ukraine[b]	7,857	377	1,365	6,115	2.77
Uruguay	1,510	—	314	1,196	0.54
Uzbekistan	2,526	—	649	1,877	0.85
Vietnam	3,106	100	759	2,247	1.02
Zimbabwe	432	—	—	432	0.20

Total-June 30, 2021	$295,005	$14,604	$59,837	$220,564	100%

Notes

a.

Indicates a country for which a guarantee is provided under an Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D—Loans and Other Exposures). The amount of the guarantees is not included in the figures of the Statement above.

b.

Indicates a country for which a guarantee has been received, under an EEA with a multilateral development organization or from another guarantee provider (see Note D—Loans and Other Exposures). The effect of the guarantee is not included in the figures of the Statement above.

c.

Loan agreements totaling $8,992 million ($3,064 million—June 30, 2020) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.

d.	May differ from the calculated figures or sum of individual figures shown due to rounding.
*	Indicates amount less than $0.5 million or 0.005 percent

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2021

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,274	0.05%
Albania	1,187	0.05	143.2	5.4	137.8	1,955	0.07
Algeria	12,706	0.51	1,532.8	101.7	1,431.1	13,474	0.52
Angola	4,068	0.16	490.7	28.8	461.9	4,836	0.18
Antigua and Barbuda	659	0.03	79.5	2.3	77.2	1,427	0.05
Argentina	26,387	1.07	3,183.2	191.6	2,991.5	27,155	1.04
Armenia	1,765	0.07	212.9	10.2	202.7	2,533	0.10
Australia[c]	34,576	1.40	4,171.1	276.9	3,894.2	35,344	1.35
Austria[c]	18,143	0.73	2,188.7	157.4	2,031.3	18,911	0.72
Azerbaijan	2,497	0.10	301.2	15.3	286.0	3,265	0.12
Bahamas, The	1,357	0.05	163.7	7.5	156.2	2,125	0.08
Bahrain	1,523	0.06	183.7	9.9	173.9	2,291	0.09
Bangladesh	6,907	0.28	833.2	54.4	778.8	7,675	0.29
Barbados	948	0.04	114.4	4.5	109.9	1,716	0.07
Belarus	4,547	0.18	548.5	34.6	513.9	5,315	0.20
Belgium[c]	38,586	1.56	4,654.8	297.4	4,357.4	39,354	1.51
Belize	586	0.02	70.7	1.8	68.9	1,354	0.05
Benin	1,399	0.06	168.8	7.9	160.9	2,167	0.08
Bhutan	680	0.03	82.0	2.0	80.0	1,448	0.06
Bolivia, Plurinational State of	2,705	0.11	326.3	16.8	309.5	3,473	0.13
Bosnia and Herzegovina	887	0.04	107.0	8.8	98.2	1,655	0.06
Botswana	916	0.04	110.5	5.4	105.1	1,684	0.06
Brazil	53,509	2.17	6,455.1	386.8	6,068.3	54,277	2.08
Brunei Darussalam	2,373	0.10	286.3	15.2	271.1	3,141	0.12
Bulgaria	6,608	0.27	797.2	46.6	750.5	7,376	0.28
Burkina Faso	1,260	0.05	152.0	5.8	146.2	2,028	0.08
Burundi	1,043	0.04	125.8	4.6	121.3	1,811	0.07
Cabo Verde, Republic of	729	0.03	87.9	2.3	85.7	1,497	0.06
Cambodia	493	0.02	59.5	4.6	54.9	1,261	0.05
Cameroon	2,202	0.09	265.6	12.4	253.3	2,970	0.11
Canada[c]	70,455	2.85	8,499.3	619.5	7,879.8	71,223	2.72
Central African Republic	975	0.04	117.6	3.9	113.8	1,743	0.07
Chad	975	0.04	117.6	3.9	113.8	1,743	0.07
Chile	10,013	0.41	1,207.9	71.9	1,136.0	10,781	0.41
China	130,671	5.29	15,763.5	1,042.9	14,720.6	131,439	5.03
Colombia	9,730	0.39	1,173.8	69.7	1,104.1	10,498	0.40
Comoros	369	0.01	44.5	1.0	43.5	1,137	0.04
Congo, Democratic Republic Of	3,416	0.14	412.1	31.0	381.1	4,184	0.16
Congo, Republic of	1,051	0.04	126.8	4.3	122.4	1,819	0.07
Costa Rica	1,230	0.05	148.4	9.9	138.4	1,998	0.08
Cote d’Ivoire	4,080	0.17	492.2	30.4	461.8	4,848	0.19
Croatia	3,093	0.13	373.1	25.0	348.2	3,861	0.15
Cyprus	1,851	0.07	223.3	11.2	212.1	2,619	0.10
Czech Republic[c]	8,578	0.35	1,034.8	67.7	967.1	9,346	0.36
Denmark[c]	19,277	0.78	2,325.5	155.3	2,170.2	20,045	0.77
Djibouti	801	0.03	96.6	2.8	93.8	1,569	0.06
Dominica	644	0.03	77.7	2.2	75.4	1,412	0.05
Dominican Republic	2,651	0.11	319.8	17.2	302.6	3,419	0.13
Ecuador	3,828	0.16	461.8	24.1	437.7	4,596	0.18
Egypt, Arab Republic of	10,682	0.43	1,288.6	76.8	1,211.8	11,450	0.44

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2021

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
El Salvador	330	0.01%	$39.8	$3.1	$36.7	1,098	0.04%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,483	0.06
Eritrea	593	0.02	71.5	1.8	69.7	1,361	0.05
Estonia	1,272	0.05	153.4	7.8	145.7	2,040	0.08
Eswatini	499	0.02	60.2	2.0	58.2	1,267	0.05
Ethiopia	1,470	0.06	177.3	8.3	169.1	2,238	0.09
Fiji	1,251	0.05	150.9	6.7	144.2	2,019	0.08
Finland[c]	12,010	0.49	1,448.8	91.7	1,357.2	12,778	0.49
France[c]	101,328	4.10	12,223.7	842.9	11,380.8	102,096	3.91
Gabon	987	0.04	119.1	5.1	113.9	1,755	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,545	0.06
Georgia	2,275	0.09	274.4	12.7	261.7	3,043	0.12
Germany[c]	109,776	4.45	13,242.8	913.3	12,329.6	110,544	4.23
Ghana	2,202	0.09	265.6	16.1	249.5	2,970	0.11
Greece[c]	4,057	0.16	489.4	33.8	455.6	4,825	0.18
Grenada	673	0.03	81.2	2.4	78.8	1,441	0.06
Guatemala	2,001	0.08	241.4	12.4	229.0	2,769	0.11
Guinea	1,864	0.08	224.9	9.9	214.9	2,632	0.10
Guinea-Bissau	613	0.02	73.9	1.4	72.5	1,381	0.05
Guyana	1,526	0.06	184.1	7.7	176.4	2,294	0.09
Haiti	1,550	0.06	187.0	7.8	179.2	2,318	0.09
Honduras	641	0.03	77.3	2.3	75.0	1,409	0.05
Hungary[c]	11,624	0.47	1,402.3	92.6	1,309.6	12,392	0.47
Iceland[c]	1,858	0.08	224.1	12.6	211.6	2,626	0.10
India	79,073	3.20	9,539.0	646.0	8,893.0	79,841	3.05
Indonesia	24,197	0.98	2,919.0	183.7	2,735.3	24,965	0.95
Iran, Islamic Republic of	34,963	1.42	4,217.8	254.3	3,963.4	35,731	1.37
Iraq	3,875	0.16	467.5	33.0	434.5	4,643	0.18
Ireland[c]	8,437	0.34	1,017.8	65.3	952.5	9,205	0.35
Israel	6,019	0.24	726.1	42.4	683.7	6,787	0.26
Italy[c]	65,305	2.64	7,878.1	515.9	7,362.1	66,073	2.53
Jamaica	3,361	0.14	405.5	23.5	382.0	4,129	0.16
Japan[c]	192,977	7.82	23,279.8	1,585.3	21,694.5	193,745	7.41
Jordan	2,337	0.09	281.9	16.5	265.4	3,105	0.12
Kazakhstan	4,573	0.19	551.7	31.3	520.4	5,341	0.20
Kenya	3,435	0.14	414.4	21.1	393.2	4,203	0.16
Kiribati	680	0.03	82.0	1.9	80.1	1,448	0.06
Korea, Republic ofc	40,627	1.65	4,901.0	318.0	4,583.0	41,395	1.58
Kosovo, Republic of	1,262	0.05	152.2	7.3	144.9	2,030	0.08
Kuwait	19,432	0.79	2,344.2	141.0	2,203.2	20,200	0.77
Kyrgyz Republic	1,107	0.04	133.5	5.7	127.9	1,875	0.07
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	1,040	0.04
Latvia	1,808	0.07	218.1	11.4	206.7	2,576	0.10
Lebanon	1,062	0.04	128.1	6.3	121.8	1,830	0.07
Lesotho	945	0.04	114.0	3.8	110.2	1,713	0.07
Liberia	606	0.02	73.1	3.6	69.5	1,374	0.05
Libya	9,935	0.40	1,198.5	72.1	1,126.4	10,703	0.41
Lithuania	2,141	0.09	258.3	15.4	242.9	2,909	0.11
Luxembourg[c]	2,806	0.11	338.5	22.1	316.4	3,574	0.14
Madagascar	2,281	0.09	275.2	14.6	260.6	3,049	0.12

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2021

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Malawi	1,722	0.07%	$207.7	$10.2	$197.5	2,490	0.10%
Malaysia	10,447	0.42	1,260.3	75.4	1,184.8	11,215	0.43
Maldives	469	0.02	56.6	0.9	55.7	1,237	0.05
Mali	2,035	0.08	245.5	14.1	231.4	2,803	0.11
Malta	1,361	0.06	164.2	7.5	156.7	2,129	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,237	0.05
Mauritania	1,308	0.05	157.8	6.1	151.7	2,076	0.08
Mauritius	1,614	0.07	194.7	9.9	184.8	2,382	0.09
Mexico	40,119	1.62	4,839.8	291.1	4,548.6	40,887	1.56
Micronesia, Federated States Of	479	0.02	57.8	1.0	56.8	1,247	0.05
Moldova	1,984	0.08	239.3	10.7	228.7	2,752	0.11
Mongolia	680	0.03	82.0	3.3	78.7	1,448	0.06
Montenegro	922	0.04	111.2	5.4	105.8	1,690	0.06
Morocco	7,546	0.31	910.3	58.9	851.4	8,314	0.32
Mozambique	1,332	0.05	160.7	6.8	153.9	2,100	0.08
Myanmar	3,465	0.14	418.0	21.4	396.6	4,233	0.16
Namibia	1,930	0.08	232.8	11.7	221.1	2,698	0.10
Nauru	586	0.02	70.7	2.4	68.3	1,354	0.05
Nepal	1,466	0.06	176.9	7.7	169.1	2,234	0.09
Netherlands[c]	50,798	2.06	6,128.0	421.1	5,707.0	51,566	1.97
New Zealand[c]	10,136	0.41	1,222.8	76.8	1,145.9	10,904	0.42
Nicaragua	873	0.04	105.3	3.4	101.9	1,641	0.06
Niger	1,233	0.05	148.7	5.6	143.1	2,001	0.08
Nigeria	19,417	0.79	2,342.4	168.0	2,174.3	20,185	0.77
North Macedonia	590	0.02	71.2	4.8	66.3	1,358	0.05
Norway[c]	15,080	0.61	1,819.2	121.2	1,698.0	15,848	0.61
Oman	1,978	0.08	238.6	12.1	226.5	2,746	0.11
Pakistan	12,487	0.51	1,506.4	96.1	1,410.2	13,255	0.51
Palau	16	*	1.9	0.2	1.8	784	0.03
Panama	891	0.04	107.5	6.9	100.6	1,659	0.06
Papua New Guinea	1,864	0.08	224.9	9.9	214.9	2,632	0.10
Paraguay	1,766	0.07	213.0	9.3	203.7	2,534	0.10
Peru	8,691	0.35	1,048.4	71.1	977.3	9,459	0.36
Philippines	9,903	0.40	1,194.6	71.0	1,123.6	10,671	0.41
Poland[c]	18,801	0.76	2,268.1	150.6	2,117.5	19,569	0.75
Portugal[c]	7,511	0.30	906.1	53.3	852.7	8,279	0.32
Qatar	1,389	0.06	167.6	11.1	156.5	2,157	0.08
Romania	7,201	0.29	868.7	56.5	812.2	7,969	0.30
Russian Federation	66,505	2.69	8,022.8	483.5	7,539.3	67,273	2.57
Rwanda	1,502	0.06	181.2	7.5	173.7	2,270	0.09
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	1,043	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,467	0.06
St. Vincent and the Grenadines	387	0.02	46.7	1.6	45.1	1,155	0.04
Samoa	820	0.03	98.9	3.2	95.7	1,588	0.06
San Marino	595	0.02	71.8	2.5	69.3	1,363	0.05
Sao Tome and Principe	705	0.03	85.0	2.2	82.9	1,473	0.06
Saudi Arabia	66,505	2.69	8,022.8	484.6	7,538.2	67,273	2.57
Senegal	2,942	0.12	354.9	17.5	337.4	3,710	0.14
Serbia	3,710	0.15	447.6	28.9	418.7	4,478	0.17
Seychelles	263	0.01	31.7	0.2	31.6	1,031	0.04

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2021

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total[b]	Total amounts[b]	Amounts paid ina,b	Amounts subject to call[a,b]	Number of votes	Percentage of total[b]
Sierra Leone	1,043	0.04%	$125.8	$4.6	$121.2	1,811	0.07%
Singapore	6,595	0.27	795.6	55.9	739.7	7,363	0.28
Slovak Republic[c]	4,500	0.18	542.9	36.3	506.6	5,268	0.20
Slovenia[c]	1,905	0.08	229.8	15.9	213.9	2,673	0.10
Solomon Islands	729	0.03	87.9	2.3	85.6	1,497	0.06
Somalia	632	0.03	76.2	3.3	72.9	1,400	0.05
South Africa	18,243	0.74	2,200.7	134.7	2,066.0	19,011	0.73
South Sudan	1,437	0.06	173.4	8.6	164.8	2,205	0.08
Spain[c]	50,246	2.04	6,061.4	419.6	5,641.9	51,014	1.95
Sri Lanka	5,435	0.22	655.7	38.2	617.4	6,203	0.24
Sudan	1,989	0.08	239.9	15.5	224.5	2,757	0.11
Suriname	412	0.02	49.7	2.0	47.7	1,180	0.05
Sweden[c]	21,961	0.89	2,649.3	174.9	2,474.4	22,729	0.87
Switzerland[c]	36,951	1.50	4,457.6	293.2	4,164.4	37,719	1.44
Syrian Arab Republic	2,452	0.10	295.8	14.0	281.8	3,220	0.12
Tajikistan	1,204	0.05	145.2	5.3	139.9	1,972	0.08
Tanzania	1,295	0.05	156.2	10.0	146.2	2,063	0.08
Thailand	11,754	0.48	1,417.9	89.0	1,328.9	12,522	0.48
Timor-Leste	753	0.03	90.8	3.1	87.8	1,521	0.06
Togo	1,598	0.06	192.8	8.1	184.7	2,366	0.09
Tonga	766	0.03	92.4	3.1	89.3	1,534	0.06
Trinidad and Tobago	3,376	0.14	407.3	22.8	384.5	4,144	0.16
Tunisia	1,767	0.07	213.2	13.8	199.3	2,535	0.10
Turkey	28,181	1.14	3,399.6	204.5	3,195.1	28,949	1.11
Turkmenistan	627	0.03	75.6	3.6	72.0	1,395	0.05
Tuvalu	461	0.02	55.6	1.5	54.1	1,229	0.05
Uganda	1,005	0.04	121.2	7.8	113.4	1,773	0.07
Ukraine	13,910	0.56	1,678.0	100.5	1,577.5	14,678	0.56
United Arab Emirates	6,022	0.24	726.5	52.9	673.5	6,790	0.26
United Kingdom[c]	101,328	4.10	12,223.7	862.1	11,361.6	102,096	3.91
United States[c]	411,488	16.67	49,639.9	3,276.5	46,363.3	412,256	15.77
Uruguay	3,563	0.14	429.8	24.0	405.8	4,331	0.17
Uzbekistan	3,476	0.14	419.3	21.4	397.9	4,244	0.16
Vanuatu	765	0.03	92.3	3.1	89.2	1,533	0.06
Venezuela, Republica Bolivariana de	20,361	0.82	2,456.2	150.8	2,305.5	21,129	0.81
Vietnam	4,173	0.17	503.4	31.3	472.1	4,941	0.19
Yemen, Republic of	2,212	0.09	266.8	14.0	252.8	2,980	0.11
Zambia	3,878	0.16	467.8	25.9	441.9	4,646	0.18
Zimbabwe	3,575	0.14	431.3	22.4	408.9	4,343	0.17

Total - June 30, 2021	2,469,065	100%	$297,856	$19,244	$278,612	2,614,217	100%

Total - June 30, 2020	2,387,388	100%	$288,002	$18,034	$269,968	2,527,626

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).
*	Indicates amount less than $0.5 million or 0.005 percent

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures, the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

On August 5, 2021, the Executive Directors approved these financial statements for issue.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations. IBRD’s functional currencies are the U.S. dollar and euro.

Assets and liabilities are translated at market exchange rates in effect at the end of the reporting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments relating to non-functional currencies are reflected in the Statement of Income, while translation adjustments for assets and liabilities denominated in euro are reflected in the Statement of Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (“1944 dollars”). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (“1974 SDR”).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a non-negotiable, non-interest bearing note, which is due on demand. Certain notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Other liabilities-Accounts payable and miscellaneous liabilities on the Balance Sheet. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred amounts to maintain value of currency holdings.

Withdrawal of Membership:    Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. When unconditional, these transfers, which are included in the Board of Governors-approved and other transfers line in the Statement of Income, are reported as expenses upon approval. If conditional, these transfers are expensed when the conditions specified for the use by the beneficiaries have been met. The transfers are funded from the immediately preceding fiscal year’s Net Income, Surplus, Restricted Retained Earnings or Other Reserves.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings, Other Reserves) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments-Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition.

Cumulative Fair Value Adjustments consist of the cumulative effect of the adoption of the Financial Accounting Standards Board’s (FASB’s) fair value guidance relating to prior fiscal years, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading portfolios.

Restricted Retained Earnings consists of contributions or revenue from prior years which are contractually restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers made during the year.

Other Reserves consist of allocations from Surplus and non-functional currency translation adjustment gains/losses from prior fiscal years. Allocations from Surplus are retained by IBRD until the conditions specified for the use by the beneficiaries have been met.

Loans and Other Exposures:    All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for loans made to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies.

IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system. Other exposures comprise signed commitments (including deferred drawdown options (DDOs) that are effective, and irrevocable commitments), exposures to member countries’ derivatives and guarantees.

Loans are carried at amortized cost. Commitment charges on the undisbursed balance of loans are recognized in revenue as earned. Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of the Loans outstanding on the Balance Sheet, and the loan origination fee amortization is included in Interest revenue from Loans, net in the Statement of Income. Accrued interest is presented in the balance sheet line item Other receivables - Accrued income on loans.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. Should modifications be made to the terms of existing loans, IBRD would perform an evaluation to determine the required accounting treatment, including whether the modification would result in the affected loans being accounted for as trouble debt restructuring, new loan, or as a continuation of the existing loan.

It is the policy of IBRD to place into nonaccrual status all loans and other exposures (exposures) made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if loans and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period per IBRD’s policy.

Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Loan Commitments:    Undisbursed loans relate to operations approved by the Executive Directors, for which disbursements are yet to be made. IBRD records a provision for expected losses on undisbursed loan commitments including Deferred Drawdown Options (DDOs), when signed by both parties. The signature of the loan agreement is a binding event that prevents IBRD from unconditionally withdrawing from the agreement.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment by a member country (the debtor) to a third party in the event that a member government (or a government-owned entity) fails to perform its contractual obligations to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country.

IBRD records the fair value of the obligation to stand ready in Other Liabilities - Accounts payable and miscellaneous liabilities, and a corresponding fees receivable asset in the Other Receivables - Accrued income on loans line on IBRD’s Balance Sheet. Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

Accumulated Provision for Losses on Loans and Other Exposures:    Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures.

Loans

Loan exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, a credit risk rating is then assigned to exposures for each borrower.

The total exposure for provisioning is the current exposure and the estimated future exposure, taking into account expected disbursements and repayments over the life of the instruments. The expected credit losses related to loans and other exposures are calculated over the life of the instruments based on the annual estimated exposures, the expected default frequency (probability of default to IBRD) and the estimated loss given default. The provision for expected losses is the sum of the expected annual losses over the life of the instruments.

For countries in accrual status, these exposures are grouped in pools of borrowers with a similar risk rating. The determination of a borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year.

Expected losses on loan exposures comprise estimates of potential losses arising from the economic loss due to delays in receiving payments. The estimated loss given default is determined at each balance sheet date, based on IBRD’s historical experience, as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The loss given default is based on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest loss given default associated with IDA eligibility. The borrower’s eligibility is assessed at least annually. The main factors used to determine the loss given default are the estimated length of delays in receiving loan payments, and the effective interest rate of the exposure. As the majority of IBRD’s loans carry a variable interest rate, the loss severity is impacted by the changes in forward looking market interest rates.

For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, representing the most reliable and available economic data during this period. IBRD also applies a ten-year straight-line reversion to the mean to reflect the historical pattern of rating migration to the mean of its loan portfolio.

This methodology is also applied to countries with exposures in nonaccrual status, although the expected default frequency is equal to one. At times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, different input assumptions may be used for a specific country.

All exposures for countries in nonaccrual status are individually assessed. It is IBRD’s practice not to write off loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, and borrowers have emerged from nonaccrual status. To date, no loans have been written off.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income. In addition, reasonableness of the inputs used is reassessed at least annually.

When IBRD receives a third-party guarantee in the form of a credit enhancement that is embedded in the loan agreement with the borrower, it considers the benefit of the credit enhancement in the loan loss provisioning credit risk assessment.

Loan Commitments

IBRD records the expected credit losses on loan commitments based on the projected disbursements of signed loan commitments (adjusted by cancellations based on historical experience), the probability of default and loss given default. The provision is included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheet.

Guarantees

IBRD records a contingent liability for the expected losses related to guarantees over the projected life of the instruments, which is determined based on the estimated exposure at default, multiplied by the corresponding loss given default and expected default probability for the projected life of the guarantee. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand ready, are included in Other Liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheet.

Exposure Exchange Agreements (EEAs)

IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset. There is generally no exchange of cash between the organizations for these transactions.

For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheet and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.

For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets – Miscellaneous on the Balance Sheet and is amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.

Segment Reporting:    Based on an evaluation of IBRD’s operations, Management has determined that IBRD has only one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of Unrestricted cash and Restricted cash under the Due from banks line on the Balance Sheet.

Restricted Cash:    This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments:    Investment securities are classified based on Management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2021, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or net asset value (NAV), which approximate fair value.

Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, futures contracts, exchange-traded equity securities, Asset-backed Securities (ABS), Mortgage-backed Securities (MBS) and To-Be-Announced (TBA) securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Derivative instruments used in liquidity management are not designated as hedging instruments for accounting purposes.

Interest revenue is included in the Investments-Trading, net line in the Statement of Income. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net line in the Statement of Income. Realized gains and losses on trading securities are recognized in the Statement of Income when securities are sold.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD invests the amounts received and records the investment and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, securities sold under repurchase agreements and payable for cash collateral received are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned from securities purchased under resale agreements is included in Investments–Trading, net in the Statement of Income. The interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in the Borrowing expenses, net line in the Statement of Income.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after the IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, and information technology assets are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Lessee Arrangements:    IBRD’s lessee arrangements are mostly real estate operating leases. Under these arrangements, IBRD records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in Other assets - Premises and equipment, net and the related lease liabilities are reported in Other liabilities - Accounts payable and miscellaneous liabilities. IBRD has elected to account for the lease and non-lease components together as a single lease component. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using IBRD’s incremental borrowing rate. All leases are recorded on the Balance Sheet except short-term leases with an initial term of 12 months or less. Lease expense, including that for short-term leases, is recognized on a straight-line basis over the lease term and is recorded in Administrative expenses in the Statement of Income.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets, offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD has elected the fair value option for all borrowings. All changes in fair value are recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statement of Income, except for changes in the fair value related to IBRD’s own credit risk, which are reported in Other Comprehensive Income (OCI) as a Debit Valuation Adjustment (DVA). The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR (the London inter-bank offered rate).

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities.

For the purpose of the Statement of Cash Flows, the short-term borrowings, if any, which have original maturities less than 90 days, are presented on a net basis. By contrast, short-term borrowings with original maturities greater than 90 days and up to one year are presented on a gross basis.

Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowing expenses, net in the Statement of Income.

Amortization of discounts and premiums is recorded using the effective interest method and it is included in the Borrowing expenses, net line in the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

The presentation of derivative instruments on IBRD’s Balance Sheet reflects the netting of derivative asset and liability positions and the related cash collateral received from the counterparty, when a legally enforceable master netting agreement exists, and the other conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met. In addition, in the Notes to the financial statements, unless stated differently, derivatives are presented on a net basis by instrument.

A master netting agreement is an industry standard agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or transfer security or deliver collateral when due). Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. Upon default by the counterparty, the collateral agreement grants an entity the right to set-off any amounts payable by the counterparty against any posted collateral.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the Unrealized mark-to-market gains (losses) in Investments-Trading, net line in the Statement of Income.

IBRD also uses derivatives in its loan, borrowing and asset/liability management activities. It also offers derivative intermediation services to clients. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in the related Interest revenue/expenses lines in the Statement of Income. Changes in fair values of these derivatives are accounted for through the Statement of Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans, investments and borrowings, in a manner consistent with the presentation of the related loan, investment and borrowing cash flows.

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net receivable position, IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a DVA to reflect its own credit risk. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the CDS spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment. In instances where Management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as inputs applied in determining those values. The fair value of certain instruments is calculated using NAV as a practical expedient. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. As of June 30, 2021, and June 30, 2020, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy:    Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:

Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses:    IBRD recognizes an expense for unconditional grants, such as Contributions to Special Programs and most Board of Governors-approved and other transfers, upon approval. IBRD recognizes an expense for conditional grants when the conditions specified for use by the beneficiaries have been met.

Trust Funds:    To the extent that IBRD acts as an agent for, or controls IBRD-executed trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet. In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis, therefore, the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

Accounting standards evaluated:

In January 2021, the FASB issued ASU 2021-01—Reference Rate Reform (Topic 848): Scope. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts affected by certain changes in the interest rates used in computations affected by reference rate reform activities. IBRD adopted the standard prospectively effective March 31, 2021, as permitted by the ASU, and the adoption did not have a material impact on the financial statements.

In March 2020, the FASB issued ASU 2020-04—Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burden of the expected market transition from LIBOR and other interbank offered rates. To be eligible for the optional expedients, modifications of contractual terms that change (or have the potential to change) the amount or timing of contractual cash flows must be related to replacement of a reference rate. The relief is temporary and is only available through December 31, 2022. IBRD will apply the standard consistently to contractual amendments made to all applicable floating rate instruments indexed to IBOR (inter-bank offered rate) rates. IBRD adopted the standard effective June 30, 2020 and the adoption did not have a material impact on the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40. The guidance became effective for IBRD on July 1, 2020. The adoption of this ASU had no material impact on IBRD’s financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance became effective for IBRD for the annual financial statements for the fiscal year ending June 30, 2021. The adoption of this ASU had no material impact on IBRD’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL ASU). The ASU and its subsequent amendments introduce a new model for the accounting of credit losses on loans and other financial assets measured at amortized cost. The CECL model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses.

For IBRD, the ASUs became effective on July 1, 2020. The transition adjustment increased retained earnings by $203 million, which reflects the decrease in the expected credit losses relating to loans and other exposures under CECL compared to the previous “incurred loss” model. The impact is mainly driven by the use of implied forward interest rates under CECL compared to historical average interest rates under the previous methodology. Implied forward interest rates declined to historically low levels in the context of the global pandemic. This impact was partially offset by the inclusion of signed loan commitments in the determination of the provision and the requirement to provision over the full life of IBRD’s long maturity profile credit exposures.

See the table below for details of the CECL transition adjustment as of July 1, 2020. The transition adjustment had no impact on the Statement of Income. See Note D—Loans and Other Exposures and Note G—Retained Earnings, Allocations and Transfers, for additional details.

	Location on the Balance Sheet	June 30, 2020 As reported	Impact of the adoption of the CECL ASU	July 1, 2020 Adjusted
Accumulated provision related to:
Loans outstanding	Accumulated provision for loan losses	$1,599	$(465)	$1,134
Signed loan commitments	Other liabilities	—	298	298
Other exposures	Other liabilities	99	(47)	52

Total impact on accumulated provision		$1,698	$(214)	$1,484

Recoverable asset relating to guarantees received under EEAs	Other assets	$(28)	$11	$(17)

Retained earnings		$28,765	$203	$28,968

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

The following table provides a summary of the changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2019	2,783,873	2,320,659
General Capital Increase/Selective Capital Increase (GCI/SCI)	—	66,729

As of June 30, 2020	2,783,873	2,387,388
GCI/SCI	—	81,677

As of June 30, 2021	2,783,873	2,469,065

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2019	$279,953	$(262,892)	$17,061
GCI/SCI	8,049	(7,076)	973

As of June 30, 2020	288,002	(269,968)	18,034
GCI/SCI	9,854	(8,644)	1,210

As of June 30, 2021	$297,856	$(278,612)	$19,244

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. As of June 30, 2021, the cumulative subscription payments received under the 2018 capital increases was $2.8 billion.

Amounts to Maintain the Value of Currency Holdings

The following table summarizes the amounts to MOV classified as components of equity:

Table B3: MOV balances

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
MOV receivable	$(343)	$(299)

Net Deferred MOV payable	197	116
Deferred demand obligations	(130)	(130)

Deferred MOV payable/(receivable)	$67	$(14)

NOTE C—INVESTMENTS

As of June 30, 2021, IBRD’s investments include the liquid asset portfolio, the Post Employment Benefit Plan (PEBP), the Post Retirement Contribution Reserve Fund (PCRF), holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and the Local Currency Market Development (LCMD) investments. LCMD investments are sovereign bonds denominated in the local currencies of less developed markets, and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

Investments held by IBRD are designated as trading and reported at fair value, or at face value, which approximates fair value. As of June 30, 2021, Investments were primarily comprised of government and agency obligations, and time deposits (56% and 40% respectively), with all the instruments being classified as Level 1 or Level 2 within the fair value hierarchy. As of June 30, 2021, the largest holdings of investments from a single counterparty were Japanese Government instruments (11%) and U.S. Treasuries (9%).

A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments-Trading composition

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Government and agency obligations	$48,630	$48,449
Time deposits	35,460	30,982
Asset-backed Securities (ABS)	1,710	3,012
Alternative investments[a]	1,352	942
Equity securities[a]	414	382

Total Investments - Trading	$87,566	$83,767

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds, private credit funds and real estate funds, at net asset value (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C2: Net investment portfolio position

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Investments—Trading	$87,566	$83,767
Securities purchased under resale agreements	338	394
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received[a]	(3,333)	(2,161)

Derivative assets
Currency swaps and forward contracts	485	169
Interest rate swaps	16	51
Other	—	3

Total	501	223

Derivative liabilities
Currency swaps and forward contracts	(417)	(625)
Interest rate swaps	(561)	(328)
Other	(1)	(2)

Total	(979)	(955)

Cash held in investment portfolio[b]	2,037	1,430
Receivable from investment securities traded and other assets	400	193
Payable for investment securities purchased[c]	(699)	(406)

Net investment portfolio	$85,831	$82,485

a.	Includes $3,308 million of cash collateral received from counterparties under derivative agreements ($2,152 million—June 30, 2020).
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.

This amount includes $178 million of liabilities related to PCRF payable, which is included in Other liabilities—Accounts payable and miscellaneous liabilities on the Balance Sheet ($141 million—June 30, 2020), and $98 million of liabilities related to short sales ($162 million—June 30, 2020).

The composition of IBRD’s net investment portfolio was as follows:

Table C3: Net investment portfolio composition

In millions of U.S. dollars

Net investment portfolio	June 30, 2021	June 30, 2020
Liquid asset portfolio	$82,751	$79,908
PEBP holdings	2,476	1,847
PCRF holdings	555	450
AMC holdings	10	239
LCMD investments	39	41

Total	$85,831	$82,485

IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. For details regarding these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD related to swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Collateral received
Cash	$3,308	$2,152
Securities	1,083	1,011

Total collateral received	$4,391	$3,163

Collateral permitted to be repledged	$4,391	$3,163
Amount of collateral repledged	—	—
Amount of cash collateral invested	1,492	888

Securities Lending:    IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and MBS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2021, and June 30, 2020, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of June 30, 2021, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $25 million ($9 million—June 30, 2020) and there were no unsettled trades relating to repurchase or securities lending agreements. There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2020). As of June 30, 2021 and June 30, 2020, the remaining contractual maturity of these agreements were overnight and continuous. The securities transferred were mainly comprised of government and agency obligations and equity securities.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2021 and June 30, 2020, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $340 million ($396 million—June 30, 2020). As of June 30, 2021, and June 30, 2020, none of these securities had been transferred under repurchase or security lending agreements.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (collectively “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization, without any guarantee. As of June 30, 2021, all IBRD’s loans were reported at amortized cost.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2021, only loans with variable spread terms (including special development policy loans), were available for new commitments. Effective April 1, 2021, IBRD suspended the offering of loans on fixed spread terms.

As of June 30, 2021, 85% of IBRD’s loans carried variable interest rates. IBRD uses derivative instruments to manage the currency risk as well as repricing risk between its loans and borrowings. After the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 0.84% as of June 30, 2021 (1.65%—June 30, 2020). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of IBRD’s loans outstanding are denominated in U.S. dollars (79%) and euro (19%).

IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures as permitted by U.S. GAAP. As of June 30, 2021, accrued interest receivable on loans of $668 million is included in Other Receivables – Accrued income on loans in the Balance Sheet.

As of June 30, 2021, only 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total accumulated provision for losses on loans in accrual and nonaccrual loans accounted for 0.6% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk or high-risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) is as follows:

Table D1: Loans outstanding currency and interest rate structure

In millions of U.S. dollars, except as otherwise noted

	June 30, 2021
	Euro		Japanese Yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms[a]	$20	$8	$19	$5	$35	$402	$—	$—	$74	$415	$489
Weighted average rate (%)[b]	2.78	6.38	2.78	6.38	7.13	6.11	—	—	4.83	6.12	5.92
Average Maturity (years)	2.62	—	2.62	—	1.30	—	—	—	2.00	—	0.30
Variable-spread terms	$6	$20,506	$—	$317	$—	$130,449	$—	$2,651	$6	$153,923	$153,929
Weighted average rate (%)[b]	0.51	0.16	—	0.58	—	0.95	—	8.42	0.51	0.97	0.97
Average Maturity (years)	1.12	8.20	—	7.96	—	8.73	—	7.71	1.12	8.64	8.64
Fixed-spread terms	$12,917	$8,440	$2	$1,105	$19,670	$23,113	$482	$417	$33,071	$33,075	$66,146
Weighted average rate (%)[b]	2.10	0.34	2.30	0.44	3.40	1.26	7.84	3.56	2.96	1.03	1.99
Average maturity (years)	11.77	7.58	0.96	6.81	8.59	10.69	9.06	8.44	9.84	9.74	9.79

Loans Outstanding	$12,943	$28,954	$21	$1,427	$19,705	$153,964	$482	$3,068	$33,151	$187,413	$220,564
Weighted average rate (%)[b]	2.10	0.22	2.72	0.49	3.40	1.01	7.84	7.76	2.96	0.99	1.29
Average Maturity (years)	11.75	8.02	2.42	7.04	8.58	9.00	9.06	7.81	9.82	8.82	8.97

Loans Outstanding											$220,564

Less accumulated provision for loan losses and deferred loan income											1,765

Net loans outstanding											$218,799

Table D1.1

In millions of U.S. dollars, except as otherwise noted

	June 30, 2020
	Euro		Japanese Yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms[a]	$24	$7	$19	$5	$41	$403	$—	$—	$84	$415	$499
Weighted average rate (%)[b]	2.78	6.42	2.78	6.42	6.52	6.22	—	—	4.58	6.23	5.95
Average Maturity (years)	3.12	—	3.12	—	1.77	—	—	—	2.47	—	0.42
Variable-spread terms	$8	$21,660	$—	$35	$—	$121,980	$—	$2,045	$8	$145,720	$145,728
Weighted average rate (%)[b]	0.51	0.39	—	0.72	—	1.78	—	9.13	0.51	1.68	1.68
Average Maturity (years)	1.62	9.09	—	3.00	—	9.11	—	8.75	1.62	9.10	9.10
Fixed-spread terms	$9,103	$7,365	$4	$1,160	$17,693	$21,817	$509	$353	$27,309	$30,695	$58,004
Weighted average rate (%)[b]	2.37	0.56	2.29	0.50	3.60	1.98	7.88	5.06	3.27	1.62	2.40
Average maturity (years)	11.95	7.66	1.35	7.64	8.35	10.62	9.57	8.78	9.57	9.77	9.68

Loans Outstanding	$9,135	$29,032	$23	$1,200	$17,734	$144,200	$509	$2,398	$27,401	$176,830	$204,231
Weighted average rate (%)[b]	2.37	0.43	2.69	0.53	3.61	1.82	7.88	8.53	3.27	1.68	1.89
Average Maturity (years)	11.92	8.72	2.81	7.47	8.33	9.31	9.57	8.75	9.55	9.20	9.24

Loans Outstanding											$204,231

Less accumulated provision for loan losses and deferred loan income											2,073

Net loans outstanding											$202,158

a.	Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Excludes effects of any waivers of loan interest.

The maturity structure of IBRD’s loans is as follows:

Table D2: Loans maturity structure

In millions of U.S. dollars

	June 30, 2021
Terms/Rate Type	July 1, 2021 through June 30, 2022	July 1, 2022 through June 30, 2026	July 1, 2026 through June 30, 2031	Thereafter	Total
Multicurrency terms
Fixed	$29	$45	$—	$—	$74
Variable	415	—	—	—	415

Variable-spread terms
Fixed	3	3	—	—	6
Variable	9,841	37,628	51,750	54,704	153,923

Fixed-spread terms
Fixed	1,562	7,153	8,194	16,162	33,071
Variable	1,519	8,591	8,808	14,157	33,075

All Loans
Fixed	1,594	7,201	8,194	16,162	33,151
Variable	11,775	46,219	60,558	68,861	187,413

Total loans outstanding	$13,369	$53,420	$68,752	$85,023	$220,564

Table D2.1

In millions of U.S. dollars

	June 30, 2020
Terms/Rate Type	July 1, 2020 through June 30, 2021	July 1, 2021 through June 30, 2025	July 1, 2025 through June 30, 2030	Thereafter	Total
Multicurrency terms
Fixed	$29	$44	$11	$—	$84
Variable	415	—	—	—	415

Variable-spread terms
Fixed	3	5	—	—	8
Variable	6,567	36,327	46,868	55,958	145,720

Fixed-spread terms
Fixed	1,554	5,747	6,519	13,489	27,309
Variable	1,699	7,875	7,857	13,264	30,695

All Loans
Fixed	1,586	5,796	6,530	13,489	27,401
Variable	8,681	44,202	54,725	69,222	176,830

Total loans outstanding	$10,267	$49,998	$61,255	$82,711	$204,231

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment—Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and Governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped in pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of June 30, 2021, particularly in consideration of the COVID-19 pandemic. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provides an aging analysis of the loan portfolio:

Table D3: Loan portfolio aging structure

In millions of U.S. dollars

	June 30, 2021
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$24,229	$24,229
Medium	—	—	—	—	—	—	93,530	93,530
High	—	—	—	—	—	—	102,373	102,373

Loans in accrual status	—	—	—	—	—	—	220,132	220,132
Loans in nonaccrual status	—	—	—	—	432	432	—	432

Total	$—	$—	$—	$—	$432	$432	$220,132	$220,564

Table D3.1

In millions of U.S. dollars

	June 30, 2020
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,424	$23,424
Medium	—	—	—	—	—	—	90,719	90,719
High	—	—	—	—	—	—	89,655	89,655

Loans in accrual status	—	—	—	—	—	—	203,798	203,798
Loans in nonaccrual status	—	—	—	—	433	433	—	433

Total	$—	$—	$—	$—	$433	$433	$203,798	$204,231

IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date.

The table below discloses the outstanding balances of IBRD’s loan portfolio as of June 30, 2021, classified by the year the loan agreement was signed.

Table D4: Loan portfolio vintage disclosure

In millions of U.S. dollars

	June 30, 2021
	Fiscal Year of Origination						CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2021
	2021	2020	2019	2018	2017	Prior Years
Risk
Low	$—	$109	$702	$237	$1,831	$21,350	$—	$—	$24,229
Medium	5,477	6,040	3,171	4,074	4,101	68,674	726	1,267	93,530
High	4,034	5,701	6,682	6,310	8,438	70,221	504	483	102,373

Loans in accrual status	9,511	11,850	10,555	10,621	14,370	160,245	1,230	1,750	220,132
Loans in nonaccrual status	—	—	—	—	—	432	—	—	432
Total	$9,511	$11,850	$10,555	$10,621	$14,370	$160,677	$1,230	$1,750	$220,564

The amount of Catastrophe Deferred Drawdown Option (CAT DDOs) converted to term loans during the fiscal year ended June 30, 2021 is $282 million.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the expected losses inherent in IBRD’s exposures.

The balance of accumulated provision as of July 1, 2020 decreased by the $214 million transition adjustment recorded upon adoption of CECL on that date. The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the CECL model.

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D5: Accumulated provision

In millions of U.S. dollars

	June 30, 2021				June 30, 2020
	Loans outstanding	Loan commitments	Other[a]	Total	Loans outstanding	Other[a]	Total
Accumulated provision, beginning of the fiscal year	$1,599	$—	$99	$1,698	$1,574	$114	$1,688
CECL transition adjustment	(465)	298	(47)	(214)	—	—	—

Adjusted accumulated provision, beginning of the fiscal year	1,134	298	52	1,484	1,574	114	1,688
Provision—charge (release)	123	25	(2)	146	32	(14)	18
Translation adjustment	13	3	1	17	(7)	(1)	(8)

Accumulated provision, end of the fiscal year	$1,270	$326	$51	$1,647	$1,599	$99	$1,698

Composed of accumulated provision for losses on:
Loans in accrual status	$1,054				$1,383
Loans in nonaccrual status	216				216

Total	$1,270				$1,599

Loans, end of the fiscal year:
Loans in accrual status	$220,132				$203,798
Loans in nonaccrual status	432				433

Total	$220,564				$204,231

a.	Provision does not include recoverable asset relating to Guarantees received under the EEAs (for more details see Guarantees section).

Reported as follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans outstanding	Accumulated provision for loans losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

At June 30, 2021, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

Zimbabwe is the sole borrowing member with loans or guarantees in nonaccrual status and has been in nonaccrual status since October 2000.

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the stated fiscal years:

Table D6: Loans in nonaccrual status

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Recorded investment in nonaccrual loans[a]	$432	$433
Accumulated provision for loan losses on nonaccrual loans	216	216
Average recorded investment in nonaccrual loans for the fiscal year	433	433
Overdue amounts of nonaccrual loans:	1,042	1,015
Principal	432	433
Interest and charges	610	582

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

Table D6.1

In millions of U.S. dollars

	2021	2020	2019
Interest revenue not recognized as a result of loans being in nonaccrual status	$27	$28	$33

During the fiscal years ended June 30, 2021 and June 30, 2020, no loans were placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal year ended June 30, 2021, less than $1 million interest revenue was recognized on loans in nonaccrual status (less than $1 million—June 30, 2020 and less than $1 million—June 30, 2019).

Guarantees

Guarantees of $6,705 million were outstanding at June 30, 2021 ($6,898 million—June 30, 2020). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 6 and 21 years, and expire in decreasing amounts through 2042.

At June 30, 2021, liabilities related to IBRD’s obligations under guarantees of $397 million ($463 million—June 30, 2020), have been included in Other liabilities—Accounts payable and miscellaneous liabilities on the Balance sheet. These include the accumulated provision for guarantee losses of $50 million ($98 million—June 30, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $48 million in the accumulated provision for guarantee losses as of July 1, 2020.

During the fiscal years ended June 30, 2021 and June 30, 2020, no guarantees provided by IBRD were called.

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included on the Balance Sheet and in the Statement of Income is presented in the following table:

Table D7: Amounts associated with EEA

In millions of U.S. dollars

	June 30, 2021			June 30, 2020
	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Location on Balance Sheet
Guarantees provided[a,b]	$3,640	$(190)	$(20)	$3,651	$(210)	$(38)	Other liabilities
Guarantees received[c]	(3,640)	190	17	(3,651)	210	28	Other assets

	$—	$—	$(3)	$—	$—	$(10)

a.

For the fiscal year ended June 30, 2021, Provisions for losses on loans and other exposures line in the Statement of Income includes less than $1 million of release of provision relating to Guarantees provided ($3 million of provision—June 30, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $18 million in the accumulated provision relating to Guarantees provided, as of July 1, 2020.

b.

For the fiscal year ended June 30, 2021, Non-interest revenue—Other, net, line in the Statement of Income includes less than $1 million of reduction in recoverable asset relating to Guarantees received ($5 million of reduction in recoverable asset—June 30, 2020). The cumulative effect of the adoption of the CECL ASU was a decrease of $11 million in the recoverable asset relating to Guarantees received, as of July 1, 2020.

c.

Notional amount, Stand ready obligation and Provision for the guarantees provided are included in guarantees outstanding of $6,705 million, obligations under guarantees of $397 million and accumulated provision for guarantee losses of $50 million, respectively ($6,898 million, $463 million and $98 million, respectively—June 30, 2020).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program, the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for Catastrophe Deferred Drawdown Options approved under the Fast Track COVID-19 Facility; as well as the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing for the first 18 months, starting from the date of approval of financing for each project.

The foregone income resulting from waivers of loan charges, is summarized in the following table:

Table D8: Waivers of loan charges

In millions of U.S. dollars

	2021	2020	2019
Interest waivers	$23	$31	$42
Commitment charge waivers	3	—	—
Front-end fee waivers	5	6	7

Total	$31	$37	$49

Concentration Risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the fiscal year ended June 30, 2021, there was no country that contributed more than 10% of the total loan revenue.

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D9: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars

	2021		2020
Region	Loan Revenue[a]	Loans Outstanding	Loan Revenue[a]	Loans Outstanding
Latin America and the Caribbean	$1,191	$68,525	$1,803	$61,757
Europe and Central Asia	472	48,012	751	45,529
East Asia and Pacific	620	46,574	1,196	44,656
Middle East and North Africa	402	30,868	661	28,641
South Asia	228	20,309	459	18,098
Eastern and Southern Africa[b]	223	4,665	238	4,117
Western and Central Africa[b]	32	1,611	31	1,433

Total	$3,168	$220,564	$5,139	$204,231

a.	Does not include interest expenses, net of $840 million from loan related derivatives ($487 million—June 30, 2020). Includes commitment charges of $115 million ($115 million—June 30, 2020).
b.	Effective July 1, 2020, Africa region has been reorganized into two regions: Eastern and Southern Africa and Western and Central Africa.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates may be based on, for example, exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of June 30, 2021, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61% and 13%, respectively).

IBRD uses derivative contracts to manage the currency risk as well as the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments. After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.12% as of June 30, 2021 (0.90% as of June 30, 2020).

The following table summarizes IBRD’s borrowing portfolio after derivatives:

Table E1: Borrowings after derivatives

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Borrowings[a]	$260,076	$243,240
Currency swaps, net	(2,913)	2,211
Interest rate swaps, net	(3,507)	(8,220)

	$253,656	$237,231

a.

There were no unsettled borrowings as of June 30, 2021 ($3 million—June 30, 2020, representing a non-cash financing activity, for which the related receivable is included in Other assets - Miscellaneous on the Balance Sheet).

For the fiscal year ended June 30, 2021, Borrowing expenses, net in the Statement of Income of $662 million ($3,754 million—June 30, 2020) include $3,323 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($1,183 million—June 30, 2020).

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings:

Table E2: Interest rate composition of Borrowings

In millions of U.S. dollars, except as otherwise noted

	June 30, 2021	WAC [a] (%)	June 30, 2020	WAC [a] (%)
Fixed	$224,850	1.61%	$195,956	1.84
Variable	31,784	0.59	38,118	1.58

Borrowings[b]	$256,634	1.49%	$234,074	1.80%
Fair Value Adjustment	3,442		9,166

Borrowings at fair value	$260,076		$243,240

a.	WAC refers to weighted average cost.
b.	At amortized cost.

The currency composition of IBRD’s borrowing portfolio before derivatives was as follows:

Table E3: Currency composition of Borrowings (before derivatives)

	June 30, 2021	June 30, 2020
U.S. Dollar	60.8%	63.2%
Euro	13.3	11.8
Others	25.9	25.0

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding was as follows:

Table E4: Maturity structure of Borrowings

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Less than 1 year	$45,240	$51,412
Between
1-2 years	29,652	35,118
2-3 years	28,319	24,271
3-4 years	34,367	25,545
4-5 years	28,210	37,415
Thereafter	94,288	69,479

	$260,076	$243,240

IBRD’s borrowings have original maturities ranging from 35 days to 50 years, with the final maturity in 2064.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings

Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings

Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The gross columns represent the fair value of the instrument leg that is in an asset or liability postion that are then netted with the other leg of the instrument in the gross offset columns. The effects of the master netting agreements are applied on a aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Balance Sheet in accordance with ASC 815—Derivatives and Hedging. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to disclose IBRD’s net exposure on its derivative asset positions.

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	June 30, 2021
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts Presented		Gross Amounts	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$23,893	$(13,832)	$10,061		$26,577	$(18,206)	$8,371
Currency swaps[a]	98,836	(90,147)	8,689		44,173	(39,196)	4,977
Other[b]	—	—	—		2	(1)	1

Total	$122,729	$(103,979)	$18,750	[d]	$70,752	$(57,403)	$13,349	[d]

Less:
Amounts subject to legally enforceable master netting agreements			12,124	[e]			12,127	[f]
Cash collateral received[c]			3,271

Net derivative position on the Balance Sheet			3,355				1,222

Less:
Securities collateral received[c]			1,012

Net derivative exposure after collateral			$2,343

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $18 million CVA.
f.	Includes $21 million DVA.

Table F1.1

In millions of U.S. dollars

	June 30, 2020
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts	Gross Amounts Offset	Net Amounts Presented		Gross Amounts	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,129	$(7,834)	$14,295		$21,381	$(13,011)	$8,370
Currency swaps[a]	61,415	(55,342)	6,073		79,079	(71,492)	7,587
Other[b]	3	—	3		3	(1)	2

Total	$83,547	$(63,176)	$20,371	[d]	$100,463	$(84,504)	$15,959	[d]

Less:
Amounts subject to legally enforceable master netting agreements			14,502	[e]			14,486	[f]
Cash collateral received[c]			2,125

Net derivative position on the Balance Sheet			3,744				1,473

Less:
Securities collateral received[c]			928

Net derivative exposure after collateral			$2,816

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Total is based on amounts where derivatives have been netted by instrument.
e.	Includes $28 million CVA.
f.	Includes $12 million DVA.

The following table provides information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments

In millions of U.S. dollars

	June 30, 2021
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Other[a]	Total
Investments	$16	$485	$—	$501
Loans	645	782	—	1,427
Client operations	1,227	648	—	1,875
Borrowings	6,529	6,774	—	13,303
Other asset/liability management derivatives	1,644	—	—	1,644

Total Exposure	$10,061	$8,689	$—	$18,750

In millions of U.S. dollars

	June 30, 2020
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Other[a]	Total
Investments	$51	$169	$3	$223
Loans	42	1,134	—	1,176
Client operations	1,722	769	—	2,491
Borrowings	9,498	4,001	—	13,499
Other asset/liability management derivatives	2,982	—	—	2,982

Total Exposure	$14,295	$6,073	$3	$20,371

a.

Includes swaptions, exchange traded options and futures contracts and TBA securities. Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options and futures contracts are interest rate contracts.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. At June 30, 2021, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $452,450 million ($474,644 million at June 30, 2020), currency swaps $136,467 million ($127,276 million at June 30, 2020), long positions of other derivatives $186 million ($362 million at June 30, 2020), and short positions of other derivatives $75 million ($56 million at June 30, 2020).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2021 was $1,078 million ($1,138 million—June 30, 2020). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2021, the amount of collateral that would need to be posted would be $209 million ($156 million—June 30, 2020). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,078 million as of June 30, 2021 ($1,138 million—June 30, 2020). In contrast, IBRD received collateral totaling $4,391 million as of June 30, 2021 ($3,163 million—June 30, 2020) in relation to swap transactions (see Note C—Investments).

The following table provides information on the amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location in the Statement of Income:

Table F3: Unrealized mark-to-market gains and losses on non-trading derivatives

In millions of U.S. dollars

	Reported as:	Unrealized mark-to-market (losses)gains
		2021	2020	2019
Interest rate swaps	Unrealized mark-to-market gains (losses) on trading portfolios, net	$(4,228)	$3,914	$4,951
Currency swaps (including currency forward contracts and structured swaps)		(1,702)	838	849

Total		$(5,930)	$4,752	$5,800

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements, and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment-Trading portfolio and their location in the Statement of Income:

Table F4: Unrealized mark-to-market gains and losses on net investment-trading portfolio

In millions of U.S. dollars

	Reported as:	Unrealized mark-to-market gains(losses)[a]
		2021	2020	2019
Type of instrument
Fixed income (including associated derivatives)	Unrealized mark-to-market gains (losses) on trading portfolios, net	$60	$189	$429
Equity [b]		171	4	21

Total		$231	$193	$450

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
b.	Related to PEBP holdings.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings are summarized below:

Table G1: Retained Earnings composition

In millions of U.S. dollars

	Special Reserve	General Reserve[c]	Pension Reserve[c]	Surplus	Cumulative Fair Value Adjustments	Unallocated Net Income (Loss)[a]	Restricted Retained Earnings[c]	Other reserves[d]	Total
As of June 30, 2018	$293	27,693	810	216	(1,467)	875	37	—	$28,457
Cumulative effect of change in accounting principle	—	—	—	—	(155)	—	—	—	(155)

As of July 1, 2018	293	27,693	810	216	(1,622)	875	37	—	28,302
Net income allocation[a]	—	913	(22)	—	(266)	(627)	3	—	—
Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(90)	—	90	—	—	—
Net income for the year	—	—	—	—	—	505	—	—	505

As of June 30, 2019	293	28,606	787	126	(1,888)	843	40	—	28,807
Net income allocation[a]	—	831	6	100	(278)	(584)	(45)	(30)	—
Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(126)	—	81	—	45	—
Net income for the year	—	—	—	—	—	(42)	—	—	(42)

As of June 30, 2020	293	29,437	793	100	(2,166)	298	(5)	15	28,765
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	203	203

As of July 1, 2020	293	29,437	793	100	(2,166)	298	(5)	218	28,968
Net income allocationa c	—	950	(62)	100	(1,137)	33	59	57	—
Board of Governors-approved transfers funded from Surplus and other transfers[b]	—	—	—	(100)	—	80	—	20	—
Net income for the year	—	—	—	—	—	2,039	—	—	2,039

As of June 30, 2021	$293	$30,387	$731	$100	$(3,303)	$2,450	$54	$295	$31,007

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.
d.

Comprised of non-functional currency translation gains/losses, the unutilized portion of the transfer to the GPG Fund and the cumulative effect related to the adoption of ASU 2016-13 (CECL) on July 1, 2020.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, non-functional currency translation adjustments and after considering the allocation to the pension reserve.

On August 6, 2020, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2020, to arrive at allocable income for that fiscal year:

•	$1,137 million increase in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market losses on non-trading portfolios (this excludes realized amounts).

•

Add back $340 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2020, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$950 million increase in the General Reserve.

•	$62 million decrease in the Pension Reserve.

•	$57 million increase in Other reserves, for net non-functional currency translation adjustment.

On August 24, 2020, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on September 4, 2020, resulting in a reduction in Surplus and an increase in Other reserves. These funds will be expensed, and Other reserves reduced, when utilized by the GPG fund. As of June 30, 2021, no funds have been utilized out of the cumulative transfers of $65 million and therefore, no expense has been recognized in the Statement of Income.

On October 7, 2020, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on October 19, 2020.

On October 15, 2020, IBRD’s Board of Governors approved a transfer of $431 million to Surplus out of the net income earned in the fiscal year ended June 30, 2020 which consists of $100 million to provide grant support for development needs, and $331 million representing the final amount calculated in accordance with the formula for IBRD’s income support to IDA.

On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA from Surplus, which was made on February 1, 2021.

Board of Governors-approved and other transfers that were expensed during the stated fiscal years are included in the following table:

Table G2: Board of Governors-approved and other transfers expensed

In millions of U.S. dollars

Transfers funded from:	2021	2020	2019
Unallocated Net Income:
IDA	$331	$259	$248

Surplus:
Trust fund for Gaza and West Bank	80	81	90

Total	$411	$340	$338

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2021, and at June 30, 2020.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	June 30, 2021				June 30, 2020
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$268	$36	$13	$317	$271	$63	$13	$347
Derivative Transactions[a]
Derivative assets, net	27	—	—	27	53	—	—	53
Derivative liabilities, net	(19)	—	—	(19)	(74)	—	—	(74)
Pension and Other Postretirement Benefits	(572)	(645)	(25)	(1,242)	(620)	(477)	(18)	(1,115)
Investments	—	(178)	—	(178)	—	(141)	—	(141)

Total	$(296)	$(787)	$(12)	$(1,095)	$(370)	$(555)	$(5)	$(930)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) balances these affiliated organizations are reported on the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Administrative services[a]	Other assets
Derivative transactions	Derivative assets/liabilities—net
Pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30, 2021 and June 30, 2020, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2021, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2020), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2020). These include an accumulated provision for guarantee losses of less than $1 million as of June 30, 2021 (less than $1 million—June 30, 2020).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2021, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,873 million ($1,824 million—fiscal year ended June 30, 2020, and $1,795 million—fiscal year ended June 30, 2019).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2021, IBRD’s other revenue is net of revenue allocated to IDA of $261 million ($316 million—fiscal year ended June 30, 2020, and $316 million—fiscal year ended June 30, 2019), and is included in Revenue from externally funded activities in the Statement of Income. This revenue also includes revenue from contracts with clients, who are not affiliated with IBRD as follows:

Table H2: Revenue from contracts with clients

In millions of U.S. dollars

	2021	2020	2019
Trust fund fees	$82	$83	$90
Reimbursable advisory services	98	132	115
Asset management services	28	30	27

	$208	$245	$232

Of which:
IBRD’s share	$112	$125	$113
IDA’s share	96	120	119

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table H3: Receivables and contract liabilities related to revenue from contract with clients

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Receivables	$79	$114
Contract liabilities	196	169

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities in the Statement of Income, as follows:

Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	2021	2020	2019
Fees charged to IFC	$89	$83	$74
Fees charged to MIGA	6	5	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosures see Note J—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into for IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased - on IBRD’s Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party executing agency. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds:

Table I1: Expenses pertaining to IBRD-executed trust funds

In millions of U.S. dollars

	2021	2020	2019
IBRD-executed trust fund expenses	$470	$470	$603

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statement of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds, recognized on the Balance Sheet:

Table I2: Undisbursed contributions by third party donors to IBRD-executed trust funds

In millions of U.S. dollars

	2021	2020
IBRD-executed trust funds	$552	$534

These amounts are included in Other assets—Miscellaneous and the corresponding liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

IBRD’s revenues for the administration of trust fund operations were as follows:

Table I3: Trust fund administration revenues

In millions of U.S. dollars

	2021	2020	2019
Revenues	$44	$42	$44

These amounts are included in Revenue from externally funded activities in the Statement of Income.

Revenue collected from donor contributions for trust fund administation fees, but not yet earned by IBRD totaling $95 million at June 30, 2021 ($66 million—June 30, 2020) is included in Other assets—Miscellaneous and in Other liabilities—Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes, and receives a fee for these services.

During the fiscal year ended June 30, 2021, IBRD fee revenue from investment management activities totaled $19 million ($17 million—June 30, 2020 and $15 million—June 30, 2019) and is included in Revenue from externally funded activities in the Statement of Income.

Other Services

In June 2009, donors to AMC provided IBRD with commitments to give $1.5 billion through December 2020, with the GAVI Alliance (GAVI) as the named beneficiary. The assets will be drawn down by GAVI in accordance with the terms of the AMC, which require that the funds be used to make payments for qualifying vaccines. Should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors.

As of June 30, 2021, the undisbursed balance of contributions received from AMC donors amounted to $10 million ($236 million—June 30, 2020). Amounts held in investments relating to AMC, including investment income, totaled $10 million ($239 million—as of June 30, 2020) and are included in IBRD’s investment holdings. The payables under the AMC program are included in Other liabilities—Accounts payable and miscellaneous liabilities. As of June 30, 2021, there was no fee revenue from these arrangements ($1 million—June 30, 2020 and $2 million—June 30, 2019, included in non-interest revenue—Other, net). As of June 30, 2021, there were no receivables from AMC donors (Nil-June 30, 2020) and IBRD no longer has an obligation to pay in the event of a donor default.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary.

As of June 30, 2021, the SRP and RSBP were underfunded by $320 million and $90 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($1,806 million), was underfunded by $533 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table J1: Pension Plan benefit costs

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Service cost	$642	$547	$471	$170	$143	$124	$111	$97	$86
Interest cost	588	687	733	107	118	120	56	71	71
Expected return on plan assets	(967)	(1,024)	(1,009)	(162)	(169)	(161)	—	—	—
Amortization of unrecognized prior service costs [a]	3	3	3	17	17	18	3	3	3
Amortization of unrecognized net actuarial losses [a]	311	90	21	12	—	—	55	82	65

Net periodic pension cost	$577	$303	$219	$144	$109	$101	$225	$253	$225

of which:
IBRD’s share	$276	$140	$99	$69	$51	$45	$107	$117	$102
IDA’s share	301	163	120	75	58	56	118	136	123

							2021	2020	2019
Net periodic pension cost (all three plans combined)
IBRD’s share							$452	$308	$246
IDA’s share							494	357	299

a.	Included in Amounts reclassified into net income in Note K—Accumulated Other Comprehensive Loss.

IDA’s share of benefit costs is included as a payable to/receivable from IDA in Other liabilities—Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The components of net periodic pension cost, other than the service cost component, are included in the Non-interest expenses—Pension line item in the Statement of Income. The service cost component is included in the line item Non-interest expenses—Administrative expenses.

The following table provides the amounts of IBRD’s pension service cost:

Table J2: Pension service cost

In millions of U.S. dollars

	2021
	SRP	RSBP	PEBP	Total
Service cost	$642	$170	$111	$923
Of which:
IBRD’s share	$307	$81	$53	$441
IDA’s share	335	89	58	482

In millions of U.S. dollars

	2020
	SRP	RSBP	PEBP	Total
Service cost	$547	$143	$97	$787
Of which:
IBRD’s share	$254	$66	$45	$365
IDA’s share	293	77	52	422

In millions of U.S. dollars

	2019
	SRP	RSBP	PEBP	Total
Service cost	$471	$124	$86	$681
Of which:
IBRD’s share	$213	$56	$39	$308
IDA’s share	258	68	47	373

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

Table J3: PBO, funded status and accumulated benefit obligations

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2021	2020	2021	2020	2021	2020
Projected Benefit Obligations
Beginning of year	$23,536	$20,587	$3,997	$3,401	$2,167	$2,102
Service cost	642	547	170	143	111	97
Interest cost	588	687	107	118	56	71
Participant contributions	160	165	28	28	4	14
Benefits paid	(743)	(766)	(91)	(93)	(35)	(25)
Actuarial loss (gain)	545	2,316	24	400	36	(92)

End of year	24,728	23,536	4,235	3,997	2,339	2,167

Fair value of plan assets
Beginning of year	19,266	19,180	3,195	3,104
Participant contributions	160	165	28	28
Actual return on assets	5,507	480	955	99
Employer contributions	218	207	58	57
Benefits paid	(743)	(766)	(91)	(93)

End of year	24,408	19,266	4,145	3,195

Funded Status[a]	$(320)	$(4,270)	$(90)	$(802)	$(2,339)	$(2,167)

Accumulated Benefit Obligations	$23,127	$21,937	$4,235	$3,997	$2,087	$1,899

a.	Funded status is included in Other liabilities – Liabilities under retirement benefits plans, on the Balance Sheet.

During the fiscal years ended June 30, 2021 and June 30, 2020, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Loss relating to Pension and Other Postretirement Benefits:

Table J4: Amounts included in Accumulated Other Comprehensive Loss at June 30, 2021

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$1,281	$(263)	$622	$1,640
Prior service cost	12	42	12	66

Net amount recognized in Accumulated Other Comprehensive Loss	$1,293	$(221)	$634	$1,706

Table J4.1: Amounts included in Accumulated Other Comprehensive Loss at June 30, 2020

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$5,588	$517	$640	$6,745
Prior service cost	14	60	15	89

Net amount recognized in Accumulated Other Comprehensive Loss	$5,602	$577	$655	$6,834

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs:

Table J5: Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP		RSBP		PEBP
	2021	2020	2021	2020	2021	2020
Discount rate	2.70	2.60	2.80	2.70	2.80	2.60
Rate of compensation increase	4.80	4.60			4.80	4.60
Health care growth rates -at end of fiscal year			5.40	5.40
Ultimate health care growth rate			3.90	3.70
Year in which ultimate rate is reached			2031	2031
Interest crediting rate	4.90	4.60	n.a	n.a	4.90	4.60

Table J6: Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Discount rate	2.60	3.40	4.10	2.70	3.50	4.10	2.60	3.50	4.10
Expected return on plan assets	5.10	5.40	5.70	5.10	5.50	5.70
Rate of compensation increase	4.60	4.90	5.50				4.60	4.90	5.50
Health care growth rates -at end of fiscal year				5.40	6.20	6.00
Ultimate health care growth rate				3.70	3.90	4.20
Year in which ultimate rate is reached				2031	2030	2030
Interest crediting rate	4.60	4.90	5.20	n.a	n.a	n.a	4.60	4.90	5.20

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2021, the actuarial loss was primarily due to a decrease in the real discount rates, whereas the nominal discount rates increased due to an increase in expected inflation. For the fiscal year-ended June 30, 2020, the actuarial loss was primarily the result of a decrease in the discount rates.

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. In the first half of the fiscal year ending June 30, 2021, following the onset of the global pandemic, the Pension Finance Committee (PFC) re-assessed the assumptions underlying the SAA and reaffirmed the appropriateness of the Long-Term Real Return Objective within the current risk tolerance parameters. The review of the SAA was completed and approved in April 2021 with an effective date of June 1, 2021. The new SAAs slightly reduced the Fixed Income and Cash policy allocation from 23% percent to 20% and increased the policy allocation to Credit Strategy and Market Neutral Hedge Funds by 1% and 2% percent, respectively. The changes do not materially alter the risk profile of the portfolio but are expected to slightly increase the efficiency of the allocation.

The following table presents the policy asset allocation and the actual asset allocations by asset category for the SRP and RSBP:

Table J7: Policy and actual asset allocations

	SRP			RSBP
	Policy allocation 2021 (%)	Actual Allocation (%)		Policy allocation 2021 (%)	Actual Allocation (%)
		2021	2020		2021	2020
Asset class
Fixed income and Cash	20	20	19	20	21	20
Credit Strategy	6	7	7	6	6	6
Public equity	31	25	29	31	23	27
Private equity	20	26	21	20	28	24
Market neutral hedge funds	10	9	10	10	8	9
Real assets [a]	13	12	13	13	13	13
Other [b]	—	1	1	—	1	1

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure and timber.
b.	Includes authorized investments that are outside the policy allocations primarily in hedge funds.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2021, the largest exposure to a single counterparty was 8% and 6% of the plan assets in SRP and RSBP, respectively (8% and 6%, respectively—June 30, 2020).

Risk Management Practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The Plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets:

Table J8: Plan assets fair value hierarchy

In millions of U.S. dollars

	June 30, 2021
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Discount notes and time deposits	$20	$8	$—	$28	$7	$3	$—	$10
Securities purchased under resale agreements	231	—	—	231	39	—	—	39
Government and agency securities	3,220	173	—	3,393	631	36	—	667
Corporate and convertible bonds	—	605	—	605	—	108	—	108
ABS	—	164	—	164	—	31	—	31
MBS	—	272	—	272	—	47	—	47

Total debt securities	3,471	1,222	—	4,693	677	225	—	902

Equity securities
Stocks	2,761	—	—	2,761	426	—	—	426
Mutual funds	2	—	—	2	—	—	—	—
Real estate investment trusts (REITs)	222	—	—	222	33	—	—	33

Total equity securities	2,985	—	—	2,985	459	—	—	459

Other funds at NAV [a]
Commingled funds	—	—	—	3,571	—	—	—	534
Private equity funds	—	—	—	6,366	—	—	—	1,163
Private credit	—	—	—	1,604	—	—	—	258
Real estate funds (including infrastructure and timber)	—	—	—	2,700	—	—	—	488
Hedge funds	—	—	—	2,247	—	—	—	324

Total other funds	—	—	—	16,488	—	—	—	2,767

Derivative assets/liabilities	2	2	—	4	—	—	—	—
Other assets/liabilities, net [b]	—	—	—	238	—	—	—	17

Total assets	$6,458	$1,224	$—	$24,408	$1,136	$225	$—	$4,145

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

J8.1

In millions of U.S. dollars

	June 30, 2020
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Discount notes and time deposits	$4	$54	$—	$58	$1	$11	$—	$12
Securities purchased under resale agreements	68	—	—	68	12	—	—	12
Government and agency securities	2,016	310	—	2,326	368	60	—	428
Corporate and convertible bonds	—	510	—	510	—	86	—	86
ABS	—	152	—	152	—	26	—	26
MBS	—	348	—	348	—	60	—	60

Total debt securities	2,088	1,374	—	3,462	381	243	—	624

Equity securities
Stocks	2,955	—	—	2,955	475	—	—	475
Mutual funds	19	—	—	19	3	—	—	3
Real estate investment trusts (REITs)	160	—	—	160	26	—	—	26

Total equity securities	3,134	—	—	3,134	504	—	—	504

Other funds at NAV[a]
Commingled funds	—	—	—	2,710	—	—	—	400
Private equity funds	—	—	—	4,127	—	—	—	748
Private credit	—	—	—	1,255	—	—	—	201
Real estate funds (including infrastructure and timber)	—	—	—	2,215	—	—	—	388
Hedge funds	—	—	—	2,220	—	—	—	320

Total other funds	—	—	—	12,527	—	—	—	2,057

Derivative assets/liabilities	4	(8)	—	(4)	—	(1)	—	(1)
Other assets/liabilities, net[b]	—	—	—	147	—	—	—	11

Total assets	$5,226	$1,366	$—	$19,266	$885	$242	$—	$3,195

a.	Investments measured at fair value using NAV have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

Valuation Methods and Assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include discount notes, time deposits, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Debt securities also include investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities can be valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) represent investments in entities in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.

Private equity funds

Private equity funds include investments primarily in leveraged buyouts, growth capital, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Private credit funds

Private credit funds include investments primarily in direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Real estate funds (including infrastructure)

Real estate funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real estate investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Hedge funds

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.

Estimated Future Benefit Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:

Table J9: Expected benefit payments

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2021 - June 30, 2022	$986	$84	$62
July 1, 2022 - June 30, 2023	997	92	63
July 1, 2023 - June 30, 2024	1,022	99	67
July 1, 2024 - June 30, 2025	1,051	106	71
July 1, 2025 - June 30, 2026	1,080	113	75
July 1, 2026 - June 30, 2031	5,912	678	458

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the PFC, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2021 is $185 million and $44 million, respectively.

NOTE K—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities; the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements; and pension-related items. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL):

Table K1: AOCL changes

In millions of U.S. dollars

	2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(106)	$465	$—		$465	$359
DVA on Fair Value option elected liabilities	1,214	(1,377)	(55)		(1,432)	(218)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	4,727	378	[a]	5,105	(1,640)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	—	23	[a]	23	(66)

Total AOCL	$(5,726)	$3,815	$346		$4,161	$(1,565)

Table K1.1:

In millions of U.S. dollars

	2020
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(18)	$(88)	$—		$(88)	$(106)
DVA on Fair Value option elected liabilities	705	538	(29)		509	1,214
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	(3,239)	172	[a]	(3,067)	(6,745)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(112)	—	23	[a]	23	(89)

Total AOCL	$(3,103)	$(2,789)	$166		$(2,623)	$(5,726)

Table K1.2:

In millions of U.S. dollars

	2019
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in AOCL	Amounts reclassified to net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$—	$139	$(157)	$—		$(157)	$(18)
DVA on Fair Value option elected liabilities	—	155	155	551	(1)		550	705
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	—	(2,423)	(1,341)	86	[a]	(1,255)	(3,678)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	—	(136)	—	24	[a]	24	(112)
Other	(2)	—	(2)	—	2		2	—

Total AOCL	$(2,422)	$155	$(2,267)	$(947)	$111		$(836)	$(3,103)

a.	See Note J—Pension and Other Post Retirement Benefits.

NOTE L—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of June 30, 2021 and June 30, 2020, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans and Loan commitments

There were no loans carried at fair value as of June 30, 2021 and June 30, 2020. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2021, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table L1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	June 30, 2021		June 30, 2020
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$2,347	$2,347	$1,870	$1,870
Investments-Trading (including Securities purchased under resale agreements)	87,904	87,904	84,161	84,161
Net loans outstanding	218,799	223,687	202,158	209,613
Derivative assets, net	3,355	3,355	3,744	3,744
Miscellaneous assets	50	50	—	—
Liabilities
Borrowings	260,076	260,076	243,240	243,247
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	62	62	36	36
Derivative liabilities, net	1,222	1,222	1,473	1,473

As of June 30, 2021, IBRD’s signed loan commitments were $59.8 billion ($54.8 billion—June 30, 2020) and had a fair value of $2.6 billion ($1.9 billion—June 30, 2020).

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. Note that the fair value of alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

Table L2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Government and agency obligations	$21,325	$27,305	$—	$48,630
Time deposits	839	34,621	—	35,460
ABS	—	1,710	—	1,710
Alternative investments[a]	—	—	—	1,352
Equity securities	414	—	—	414

Total Investments—Trading	$22,578	$63,636	$—	$87,566
Securities purchased under resale agreements	63	275	$—	338
Derivative Assets
Currency swaps[b]	—	$8,314	$375	$8,689
Interest rate swaps	—	9,820	241	10,061
Other[c]	—	—	—	—

	$—	$18,134	$616	$18,750
Less:
Amounts subject to legally enforceable master netting agreements[e]				12,124
Cash collateral received				3,271

Derivative Assets, net				$3,355
Miscellaneous assets		50		50
Liabilities:
Borrowings	$—	$255,482	$4,594	$260,076
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	—	25	—	25
Derivative Liabilities
Currency swaps[b]	—	4,756	221	4,977
Interest rate swaps	—	8,309	62	8,371
Other[c]	1	—	—	1

	$1	$13,065	$283	$13,349
Less:
Amounts subject to legally enforceable master netting agreements[f]				12,127

Derivative Liabilities, net				$1,222

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $3,308 million relating to payable for cash collateral received.
e.	Includes $18 million CVA.
f.	Includes $21 million DVA.

Table L2.1

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Government and agency obligations	$19,368	$29,081	$—	$48,449
Time deposits	1,850	29,132	—	30,982
ABS	—	3,012	—	3,012
Alternative investments[a]	—	—	—	942
Equity securities	382	—	—	382

Total Investments—Trading	$21,600	$61,225	$—	$83,767
Securities purchased under resale agreements	53	341	$—	394
Derivative Assets
Currency swaps[b]	—	$5,916	$157	$6,073
Interest rate swaps	—	14,154	141	14,295
Other[c]	—	3	—	3

	$—	$20,073	$298	$20,371
Less:
Amounts subject to legally enforceable master netting agreements[e]				14,502
Cash collateral received				2,125

Derivative Asset, net				$3,744
Liabilities:
Borrowings	$—	$237,893	$5,347	$243,240
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	—	9	—	9
Derivative Liabilities
Currency swaps[b]	—	7,277	310	7,587
Interest rate swaps	—	8,207	163	8,370
Other[c]	—	2	—	2

	$—	$15,486	$473	$15,959
Less:
Amounts subject to legally enforceable master netting agreements[f]				14,486

Derivative Liabilities, net				$1,473

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $2,152 million relating to payable for cash collateral received.
e.	Includes $28 million CVA.
f.	Includes $12 million DVA.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. In the fiscal years ended June 30, 2021, and June 30, 2020, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table L3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2021	Fair Value at June 30, 2020	Valuation Technique	Unobservable input	Range (average), June 30, 2021	Range (average) ,June 30, 2020
Borrowings	$4,594	$5,347	Discounted Cash Flow	Correlations	-14% to 92% (13%)	-55% to 76% (7%)
				Interest rate volatilities	52% to 54% (53%)	37% to 412% (183%)
Derivative assets/(liabilities)	$333	$(175)	Discounted Cash Flow	Correlations	-14% to 92% (13%)	-55% to 76% (7%)
				Interest rate volatilities	52% to 54% (53%)	37% to 412% (183%)

The table below provides the details of inter-level transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table L4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars

	June 30, 2021		June 30, 2020
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$63	$(63)	$466	$(466)
Transfer (out of) into	—	—	(309)	309

	$63	$(63)	$157	$(157)

Derivative assets, net
Transfer into (out of)	$9	$(9)	$26	$(26)
Transfer (out of) into	—	—	(1)	1

	9	(9)	25	(25)

Derivative liabilities, net
Transfer (into) out of	$(11)	$11	$—	$—
Transfer out of (into)	—	—	9	(9)

	(11)	11	9	(9)

Total Derivative Transfers, net	$(2)	$2	$34	$(34)

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table L5: Borrowings Level 3 changes

In millions of U.S. dollars

	June 30, 2021	June 30, 2020
Beginning of the fiscal year	$5,347	$4,941
Issuances	409	1,541
Settlements	(1,695)	(953)
Total realized/unrealized mark-to-market losses/gains in:
Net income	512	72
Other comprehensive income	84	(97)
Transfers to (from) Level 3, net	(63)	(157)

End of the period	$4,594	$5,347

Table L6: Derivatives Level 3 changes

In millions of U.S. dollars

	June 30, 2021			June 30, 2020
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$(153)	$(22)	$(175)	$(62)	$(120)	$(182)
Issuances	2	1	3	(6)	(79)	(85)
Settlements	(23)	(2)	(25)	14	44	58
Total realized/unrealized mark-to-market losses/gains in:
Net income	318	198	516	(52)	133	81
Other comprehensive income	8	4	12	(13)	—	(13)
Transfers to (from) Level 3, net	2	—	2	(34)	—	(34)

End of the period	$154	$179	$333	$(153)	$(22)	$(175)

Information on the unrealized gains or losses included in the Statement of Income and Statement of Comprehensive income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table L7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars

	2021	2020	2019
Reported as follows:
Borrowings
Net income (loss)[a]	$(449)	$(35)	$14
Other comprehensive income[b]	(92)	129	46
Derivatives
Net income (loss)[a]	446	91	$28
Other comprehensive income[c]	$25	$(41)	$27

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net, in the Statement of Income.
b.	Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Statement of Comprehensive Income.
c.	Amounts are included in Currency translation adjustment on functional currency, in the Statement of Comprehensive Income.

Table L8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2021	$260,076	$260,277	$(201)
June 30, 2020	$243,240	$238,674	$4,566

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statement of Comprehensive Income:

Table L9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars

Unrealized mark-to-market (losses) gains due to DVA on fair value option elected liabilities	June 30, 2021	June 30, 2020
DVA on Fair Value Option Elected Liabilities	$(1,377)	$538
Amounts reclassified to net income upon derecognition of a liability	(55)	(29)

Net change in DVA on Fair Value Option Elected Liabilities	$(1,432)	$509

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included on the Balance Sheet:

Table L10: Cumulative changes in fair value due to the change in IBRD’s own credit risk

In millions of U.S. dollars

DVA on fair value option elected liabilities- (loss) gain	June 30, 2021	June 30, 2020
Reported as follows:
Accumulated other comprehensive loss	$(218)	$1,214

Table L11: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2021
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(672)	$903	$231

Non-trading portfolios, net
Loan derivatives—Note F	—	2,415	2,415
Other asset/liability management derivatives, net	—	(1,351)	(1,351)
Borrowings, including derivatives—Notes E and F	14	140	154	[b]
Client operations derivatives	—	14	14

Total non-trading portfolios, net	$14	$1,218	$1,232

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2020
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$517	$(324)	$193

Non-trading portfolios, net
Loan derivatives—Note F	(14)	(1,957)	(1,971)
Other asset/liability management derivatives, net	—	1,204	1,204
Borrowings, including derivatives—Notes E and F	146	(362)	(216)[b]
Client operations derivatives	63	(22)	41

Total non-trading portfolios, net	$195	$(1,137)	$(942)

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2019
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$1,197	$(747)	$450

Non-trading portfolios, net
Loan derivatives—Note F	1	(1,486)	(1,485)
Other asset/liability management derivatives, net	—	1,084	1,084
Borrowings, including derivatives—Notes E and F	11	109	120 [b]
Client operations derivatives	—	15	15

Total non-trading portfolios, net	$12	$(278)	$(266)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $7,209 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market gains of $5,478 million—June 30, 2020 and unrealized mark-to-market gains of $6,186 million—June 30, 2019).

NOTE M—CONTINGENCIES

In light of the COVID-19 pandemic, IBRD faces additional credit, market and operational risks. The duration of the COVID-19 pandemic is difficult to predict at this time, as are the extent and efficacy of economic interventions by governments and central banks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continues to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2021, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2021 through June 30 2021	Page 1 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210510 WB	132614	USD	500,000,000.00	500,000,000.00	6-May-21	7-May-21	10-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143018	USD	150,000,000.00	150,000,000.00	19-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143019	USD	250,000,000.00	250,000,000.00	19-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143672	USD	500,000,000.00	500,000,000.00	20-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143674	USD	50,000,000.00	50,000,000.00	20-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143675	USD	300,000,000.00	300,000,000.00	20-May-21	20-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	131711	USD	30,000,000.00	30,000,000.00	5-May-21	7-May-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210604 WB	112223	USD	105,000,000.00	105,000,000.00	8-Apr-21	9-Apr-21	4-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210611 WB	112224	USD	30,000,000.00	30,000,000.00	8-Apr-21	13-Apr-21	11-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210615 WB	136179	USD	45,665,000.00	45,665,000.00	13-May-21	13-May-21	15-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	143673	USD	30,000,000.00	30,000,000.00	20-May-21	21-May-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	166291	USD	200,000,000.00	200,000,000.00	22-Jun-21	23-Jun-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	166984	USD	61,000,000.00	61,000,000.00	23-Jun-21	23-Jun-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	166986	USD	14,049,000.00	14,049,000.00	23-Jun-21	23-Jun-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210625 WB	131712	USD	20,000,000.00	20,000,000.00	5-May-21	7-May-21	25-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210628 WB	112221	USD	100,000,000.00	100,000,000.00	8-Apr-21	9-Apr-21	28-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210629 WB	143670	USD	15,241,000.00	15,241,000.00	20-May-21	20-May-21	29-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210630 WB	166281	USD	50,000,000.00	50,000,000.00	22-Jun-21	23-Jun-21	30-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	131716	USD	115,000,000.00	115,000,000.00	5-May-21	12-May-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	145391	USD	50,000,000.00	50,000,000.00	24-May-21	26-May-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210702 WB	145392	USD	50,000,000.00	50,000,000.00	24-May-21	25-May-21	2-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210708 WB	146846	USD	44,500,000.00	44,500,000.00	25-May-21	26-May-21	8-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210713 WB	133963	USD	50,000,000.00	50,000,000.00	10-May-21	14-May-21	13-Jul-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2021 through June 30 2021	Page 2 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210713 WB	133964	USD	42,175,000.00	42,175,000.00	10-May-21	14-May-21	13-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210716 WB	136182	USD	25,000,000.00	25,000,000.00	13-May-21	18-May-21	16-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210720 WB	143671	USD	9,000,000.00	9,000,000.00	20-May-21	21-May-21	20-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210727 WB	166282	USD	40,000,000.00	40,000,000.00	22-Jun-21	23-Jun-21	27-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210729 WB	121373	USD	250,000,000.00	250,000,000.00	19-Apr-21	21-Apr-21	29-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	112222	USD	250,000,000.00	250,000,000.00	8-Apr-21	12-Apr-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210730 WB	135523	USD	40,000,000.00	40,000,000.00	12-May-21	13-May-21	30-Jul-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210803 WB	166285	USD	55,000,000.00	55,000,000.00	22-Jun-21	23-Jun-21	3-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210804 WB	134841	USD	100,000,000.00	100,000,000.00	11-May-21	12-May-21	4-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	134839	USD	14,952,000.00	14,952,000.00	11-May-21	11-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	134840	USD	100,000,000.00	100,000,000.00	11-May-21	13-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	135524	USD	75,000,000.00	75,000,000.00	12-May-21	13-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210806 WB	146844	USD	30,000,000.00	30,000,000.00	25-May-21	26-May-21	6-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210810 WB	166288	USD	35,000,000.00	35,000,000.00	22-Jun-21	23-Jun-21	10-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210810 WB	166983	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	10-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210816 WB	134838	USD	100,000,000.00	100,000,000.00	11-May-21	11-May-21	16-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210816 WB	166985	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	16-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210817 WB	143020	USD	250,000,000.00	250,000,000.00	19-May-21	20-May-21	17-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210817 WB	151188	USD	30,000,000.00	30,000,000.00	3-Jun-21	3-Jun-21	17-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210818 WB	151191	USD	30,000,000.00	30,000,000.00	3-Jun-21	3-Jun-21	18-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210820 WB	166976	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	20-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210823 WB	145396	USD	100,000,000.00	100,000,000.00	24-May-21	25-May-21	23-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210823 WB	151187	USD	50,000,000.00	50,000,000.00	3-Jun-21	4-Jun-21	23-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210824 WB	146840	USD	100,000,000.00	100,000,000.00	25-May-21	26-May-21	24-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	135527	USD	100,000,000.00	100,000,000.00	12-May-21	13-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	145395	USD	50,000,000.00	50,000,000.00	24-May-21	25-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	145397	USD	100,000,000.00	100,000,000.00	24-May-21	25-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210830 WB	146837	USD	100,000,000.00	100,000,000.00	25-May-21	25-May-21	30-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210831 WB	146843	USD	50,000,000.00	50,000,000.00	25-May-21	26-May-21	31-Aug-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210901 WB	146841	USD	100,000,000.00	100,000,000.00	25-May-21	26-May-21	1-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210903 WB	112225	USD	100,000,000.00	100,000,000.00	8-Apr-21	9-Apr-21	3-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210903 WB	146842	USD	100,000,000.00	100,000,000.00	25-May-21	27-May-21	3-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210907 WB	154679	USD	100,000,000.00	100,000,000.00	9-Jun-21	10-Jun-21	7-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210910 WB	151190	USD	300,000,000.00	300,000,000.00	3-Jun-21	4-Jun-21	10-Sep-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2021 through June 30 2021	Page 3 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210914 WB	136181	USD	100,000,000.00	100,000,000.00	13-May-21	17-May-21	14-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210915 WB	110063	USD	200,000,000.00	200,000,000.00	5-Apr-21	7-Apr-21	15-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210920 WB	166284	USD	50,000,000.00	50,000,000.00	22-Jun-21	23-Jun-21	20-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210930 WB	146838	USD	50,000,000.00	50,000,000.00	25-May-21	25-May-21	30-Sep-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	110062	USD	200,000,000.00	200,000,000.00	5-Apr-21	6-Apr-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	134837	USD	100,000,000.00	100,000,000.00	11-May-21	11-May-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	134842	USD	100,000,000.00	100,000,000.00	11-May-21	11-May-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	151189	USD	100,000,000.00	100,000,000.00	3-Jun-21	7-Jun-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211001 WB	166286	USD	50,000,000.00	50,000,000.00	22-Jun-21	24-Jun-21	1-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211008 WB	112219	USD	39,000,000.00	39,000,000.00	8-Apr-21	8-Apr-21	8-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211015 WB	166289	USD	100,000,000.00	100,000,000.00	22-Jun-21	24-Jun-21	15-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211015 WB	166980	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	15-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211025 WB	131715	USD	100,000,000.00	100,000,000.00	5-May-21	12-May-21	25-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211025 WB	154678	USD	200,000,000.00	200,000,000.00	9-Jun-21	10-Jun-21	25-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211029 WB	121378	USD	250,000,000.00	250,000,000.00	19-Apr-21	21-Apr-21	29-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211029 WB	131714	USD	10,000,000.00	10,000,000.00	5-May-21	12-May-21	29-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211029 WB	133966	USD	20,000,000.00	20,000,000.00	10-May-21	12-May-21	29-Oct-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211101 WB	166982	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	1-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211103 WB	131713	USD	10,500,000.00	10,500,000.00	5-May-21	7-May-21	3-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211108 WB	145393	USD	100,000,000.00	100,000,000.00	24-May-21	26-May-21	8-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211109 WB	133965	USD	100,000,000.00	100,000,000.00	10-May-21	11-May-21	9-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211109 WB	145394	USD	100,000,000.00	100,000,000.00	24-May-21	26-May-21	9-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211110 WB	136180	USD	100,000,000.00	100,000,000.00	13-May-21	17-May-21	10-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211110 WB	146845	USD	100,000,000.00	100,000,000.00	25-May-21	26-May-21	10-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211115 WB	166979	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	15-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211119 WB	166287	USD	20,000,000.00	20,000,000.00	22-Jun-21	23-Jun-21	19-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211130 WB	166987	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	30-Nov-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211220 WB	166290	USD	50,000,000.00	50,000,000.00	22-Jun-21	23-Jun-21	20-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211220 WB	166978	USD	50,000,000.00	50,000,000.00	23-Jun-21	24-Jun-21	20-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211222 WB	166981	USD	4,200,000.00	4,200,000.00	23-Jun-21	24-Jun-21	22-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20211227 WB	166283	USD	50,000,000.00	50,000,000.00	22-Jun-21	22-Jun-21	27-Dec-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220414 WB	135526	USD	100,000,000.00	100,000,000.00	12-May-21	13-May-21	14-Apr-22

Sub-total New Borrowings				8,390,282,000.00	8,390,282,000.00

Total New Borrowings					8,390,282,000.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2021 through June 30 2021	Page 4 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210409 WB	80078	USD	(20,000,000.00)	(20,000,000.00)	17-Feb-21	19-Feb-21	9-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210415 WB	52421	USD	(250,000,000.00)	(250,000,000.00)	8-Jan-21	11-Jan-21	15-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210415 WB	53526	USD	(100,000,000.00)	(100,000,000.00)	11-Jan-21	12-Jan-21	15-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210419 WB	54209	USD	(250,000,000.00)	(250,000,000.00)	12-Jan-21	12-Jan-21	19-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210419 WB	91540	USD	(50,000,000.00)	(50,000,000.00)	9-Mar-21	9-Mar-21	19-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210419 WB	91543	USD	(60,000,000.00)	(60,000,000.00)	9-Mar-21	9-Mar-21	19-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210420 WB	62472	USD	(200,000,000.00)	(200,000,000.00)	21-Jan-21	22-Jan-21	20-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210426 WB	61781	USD	(100,000,000.00)	(100,000,000.00)	20-Jan-21	20-Jan-21	26-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210426 WB	89423	USD	(50,000,000.00)	(50,000,000.00)	5-Mar-21	8-Mar-21	26-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210429 WB	105200	USD	(65,000,000.00)	(65,000,000.00)	26-Mar-21	1-Apr-21	29-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210430 WB	65594	USD	(40,000,000.00)	(40,000,000.00)	28-Jan-21	1-Feb-21	30-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210430 WB	89426	USD	(50,000,000.00)	(50,000,000.00)	5-Mar-21	8-Mar-21	30-Apr-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	31976	USD	(100,000,000.00)	(100,000,000.00)	11-Dec-20	15-Dec-20	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	61780	USD	(100,000,000.00)	(100,000,000.00)	20-Jan-21	21-Jan-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	62473	USD	(150,000,000.00)	(150,000,000.00)	21-Jan-21	22-Jan-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	64317	USD	(100,000,000.00)	(100,000,000.00)	26-Jan-21	28-Jan-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	80805	USD	(25,000,000.00)	(25,000,000.00)	18-Feb-21	22-Feb-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	89424	USD	(165,000,000.00)	(165,000,000.00)	5-Mar-21	9-Mar-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210507 WB	91544	USD	(60,000,000.00)	(60,000,000.00)	9-Mar-21	9-Mar-21	7-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210510 WB	132614	USD	(500,000,000.00)	(500,000,000.00)	6-May-21	7-May-21	10-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210513 WB	74272	USD	(100,000,000.00)	(100,000,000.00)	11-Feb-21	12-Feb-21	13-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210514 WB	62821	USD	(100,000,000.00)	(100,000,000.00)	22-Jan-21	25-Jan-21	14-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210514 WB	65593	USD	(200,000,000.00)	(200,000,000.00)	28-Jan-21	29-Jan-21	14-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210514 WB	93559	USD	(78,500,000.00)	(78,500,000.00)	12-Mar-21	19-Mar-21	14-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	73397	USD	(100,000,000.00)	(100,000,000.00)	10-Feb-21	11-Feb-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	80806	USD	(85,000,000.00)	(85,000,000.00)	18-Feb-21	19-Feb-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	80807	USD	(15,000,000.00)	(15,000,000.00)	18-Feb-21	19-Feb-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210517 WB	89425	USD	(50,000,000.00)	(50,000,000.00)	5-Mar-21	8-Mar-21	17-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210518 WB	89430	USD	(250,000,000.00)	(250,000,000.00)	5-Mar-21	8-Mar-21	18-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210519 WB	91541	USD	(50,000,000.00)	(50,000,000.00)	9-Mar-21	9-Mar-21	19-May-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2021 through June 30 2021	Page 5 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210521 WB	104516	USD	(13,782,000.00)	(13,782,000.00)	25-Mar-21	26-Mar-21	21-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210521 WB	104518	USD	(80,000,000.00)	(80,000,000.00)	25-Mar-21	26-Mar-21	21-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	84275	USD	(25,000,000.00)	(25,000,000.00)	24-Feb-21	26-Feb-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143018	USD	(150,000,000.00)	(150,000,000.00)	19-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143019	USD	(250,000,000.00)	(250,000,000.00)	19-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143672	USD	(500,000,000.00)	(500,000,000.00)	20-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143674	USD	(50,000,000.00)	(50,000,000.00)	20-May-21	21-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210524 WB	143675	USD	(300,000,000.00)	(300,000,000.00)	20-May-21	20-May-21	24-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210527 WB	91538	USD	(100,000,000.00)	(100,000,000.00)	9-Mar-21	9-Mar-21	27-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210527 WB	91539	USD	(150,000,000.00)	(150,000,000.00)	9-Mar-21	10-Mar-21	27-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210527 WB	91546	USD	(150,000,000.00)	(150,000,000.00)	9-Mar-21	10-Mar-21	27-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	74273	USD	(25,000,000.00)	(25,000,000.00)	11-Feb-21	12-Feb-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	80079	USD	(30,000,000.00)	(30,000,000.00)	17-Feb-21	18-Feb-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	80080	USD	(25,000,000.00)	(25,000,000.00)	17-Feb-21	18-Feb-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	104519	USD	(75,000,000.00)	(75,000,000.00)	25-Mar-21	30-Mar-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	105199	USD	(15,000,000.00)	(15,000,000.00)	26-Mar-21	1-Apr-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210528 WB	131711	USD	(30,000,000.00)	(30,000,000.00)	5-May-21	7-May-21	28-May-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	30558	USD	(100,000,000.00)	(100,000,000.00)	9-Dec-20	10-Dec-20	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	30560	USD	(100,000,000.00)	(100,000,000.00)	9-Dec-20	10-Dec-20	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	54918	USD	(100,000,000.00)	(100,000,000.00)	13-Jan-21	15-Jan-21	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210601 WB	74280	USD	(100,000,000.00)	(100,000,000.00)	11-Feb-21	12-Feb-21	1-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210604 WB	54927	USD	(50,000,000.00)	(50,000,000.00)	13-Jan-21	15-Jan-21	4-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210604 WB	87237	USD	(25,000,000.00)	(25,000,000.00)	2-Mar-21	3-Mar-21	4-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210604 WB	112223	USD	(105,000,000.00)	(105,000,000.00)	8-Apr-21	9-Apr-21	4-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	53531	USD	(3,500,000.00)	(3,500,000.00)	11-Jan-21	12-Jan-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	74274	USD	(5,000,000.00)	(5,000,000.00)	11-Feb-21	12-Feb-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	104517	USD	(50,000,000.00)	(50,000,000.00)	25-Mar-21	25-Mar-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210607 WB	105197	USD	(25,000,000.00)	(25,000,000.00)	26-Mar-21	29-Mar-21	7-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210609 WB	89427	USD	(25,000,000.00)	(25,000,000.00)	5-Mar-21	8-Mar-21	9-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210610 WB	31266	USD	(250,000,000.00)	(250,000,000.00)	10-Dec-20	11-Dec-20	10-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210611 WB	112224	USD	(30,000,000.00)	(30,000,000.00)	8-Apr-21	13-Apr-21	11-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210615 WB	64319	USD	(100,000,000.00)	(100,000,000.00)	26-Jan-21	26-Jan-21	15-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210615 WB	136179	USD	(45,665,000.00)	(45,665,000.00)	13-May-21	13-May-21	15-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210618 WB	57370	USD	(4,000,000.00)	(4,000,000.00)	19-Jan-21	20-Jan-21	18-Jun-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2021 through June 30 2021	Page 6 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210618 WB	99236	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-21	19-Mar-21	18-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	143673	USD	(30,000,000.00)	(30,000,000.00)	20-May-21	21-May-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	166291	USD	(200,000,000.00)	(200,000,000.00)	22-Jun-21	23-Jun-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	166984	USD	(61,000,000.00)	(61,000,000.00)	23-Jun-21	23-Jun-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210624 WB	166986	USD	(14,049,000.00)	(14,049,000.00)	23-Jun-21	23-Jun-21	24-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210625 WB	56257	USD	(250,000,000.00)	(250,000,000.00)	15-Jan-21	19-Jan-21	25-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210625 WB	131712	USD	(20,000,000.00)	(20,000,000.00)	5-May-21	7-May-21	25-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210628 WB	112221	USD	(100,000,000.00)	(100,000,000.00)	8-Apr-21	9-Apr-21	28-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210629 WB	143670	USD	(15,241,000.00)	(15,241,000.00)	20-May-21	20-May-21	29-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210630 WB	64952	USD	(100,000,000.00)	(100,000,000.00)	27-Jan-21	29-Jan-21	30-Jun-21

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20210630 WB	166281	USD	(50,000,000.00)	(50,000,000.00)	22-Jun-21	23-Jun-21	30-Jun-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12APR21	6137	USD	(100,000,000.00)	(100,000,000.00)	13-Nov-20	16-Nov-20	12-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12APR21	105201	USD	(50,000,000.00)	(50,000,000.00)	26-Mar-21	1-Apr-21	12-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS12MAY21	6112	USD	(25,000,000.00)	(25,000,000.00)	29-Oct-20	30-Oct-20	12-May-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS13APR21	6100	USD	(1,000,000.00)	(1,000,000.00)	14-Oct-20	14-Oct-20	13-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS13APR21	62820	USD	(100,000,000.00)	(100,000,000.00)	22-Jan-21	25-Jan-21	13-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS13APR21	74278	USD	(2,000,000.00)	(2,000,000.00)	11-Feb-21	12-Feb-21	13-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS16APR21	6150	USD	(25,000,000.00)	(25,000,000.00)	23-Nov-20	24-Nov-20	16-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS16APR21	89428	USD	(35,000,000.00)	(35,000,000.00)	5-Mar-21	8-Mar-21	16-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1APR21	6086	USD	(100,000,000.00)	(100,000,000.00)	30-Sep-20	1-Oct-20	1-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1APR21	6089	USD	(100,000,000.00)	(100,000,000.00)	1-Oct-20	1-Oct-20	1-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS1APR21	6090	USD	(50,000,000.00)	(50,000,000.00)	1-Oct-20	2-Oct-20	1-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS25MAY21	6161	USD	(150,000,000.00)	(150,000,000.00)	24-Nov-20	24-Nov-20	25-May-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS25MAY21	6163	USD	(150,000,000.00)	(150,000,000.00)	24-Nov-20	25-Nov-20	25-May-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS4MAY21	6111	USD	(50,000,000.00)	(50,000,000.00)	29-Oct-20	30-Oct-20	4-May-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS7APR21	6157	USD	(100,000,000.00)	(100,000,000.00)	24-Nov-20	24-Nov-20	7-Apr-21

	DIN/SELL USD/IBRD/Other Structures (Non-Retail)/IBRDUS7APR21	62474	USD	(100,000,000.00)	(100,000,000.00)	21-Jan-21	22-Jan-21	7-Apr-21

Sub-total Maturing Borrowings				(8,628,737,000.00)	(8,628,737,000.00)

Total Maturing Borrowings					(8,628,737,000.00)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 1 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV BM/0828AUD03.30	123209	AUD	400,000,000.00	309,180,000.00	21-Apr-21	28-Apr-21	14-Aug-28

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0436AUD02.24	112218	AUD	30,000,000.00	22,900,500.00	8-Apr-21	15-Apr-21	15-Apr-36

Sub-total New Borrowings				430,000,000.00	332,080,500.00

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0126BRL05.00	146847	BRL	100,000,000.00	18,795,755.92	25-May-21	2-Jun-21	22-Jan-26

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0126BRL05.00	156960	BRL	150,000,000.00	29,324,079.96	14-Jun-21	21-Jun-21	22-Jan-26

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0128BRL05.75	125092	BRL	100,000,000.00	18,366,990.84	23-Apr-21	30-Apr-21	14-Jan-28

Sub-total New Borrowings				350,000,000.00	66,486,826.72

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0226CNH02.00	155363	CNY	250,000,000.00	39,104,659.71	10-Jun-21	18-Jun-21	18-Feb-26

Sub-total New Borrowings				250,000,000.00	39,104,659.71

Colombian Pesos

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0726COP04.75	143679	COP	37,275,000,000.00	10,115,469.68	20-May-21	27-May-21	1-Jul-26

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/1223COP02.90	136840	COP	75,000,000,000.00	20,155,303.33	14-May-21	21-May-21	22-Dec-23

Sub-total New Borrowings				112,275,000,000.00	30,270,773.01

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0150EUR00.25	112868	EUR	250,000,000.00	297,100,000.00	9-Apr-21	23-Apr-21	10-Jan-50

Sub-total New Borrowings				250,000,000.00	297,100,000.00

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 2 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Pounds Sterling

	BOND/SELL GBP/IBRD/Callable MTN Core (Non-Retail)/0624GBPSTR02	153839	GBP	130,000,000.00	183,859,000.00	8-Jun-21	15-Jun-21	15-Jun-24

Sub-total New Borrowings				130,000,000.00	183,859,000.00

Indian Rupees

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0530INR00.80	126571	INR	220,000,000.00	2,948,567.60	27-Apr-21	20-May-21	20-May-30

Sub-total New Borrowings				220,000,000.00	2,948,567.60

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0623KZT08.25	151924	KZT	6,500,000,000.00	15,201,300.30	4-Jun-21	14-Jun-21	14-Jun-23

Sub-total New Borrowings				6,500,000,000.00	15,201,300.30

Mexican Peso

	BOND/SELL MXN/IBRD/Japanese Retail (Uridashi)/0530MXN01.00	126570	MXN	60,000,000.00	3,014,636.06	27-Apr-21	20-May-21	20-May-30

Sub-total New Borrowings				60,000,000.00	3,014,636.06

New Zealand Dollars

	BOND/SELL NZD/IBRD/PV BM/0528NZD01.625	127283	NZD	1,000,000,000.00	721,300,000.00	28-Apr-21	10-May-21	10-May-28

Sub-total New Borrowings				1,000,000,000.00	721,300,000.00

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0531RUB00.00	126584	RUB	4,000,000,000.00	53,421,657.14	27-Apr-21	6-May-21	6-May-31

Sub-total New Borrowings				4,000,000,000.00	53,421,657.14

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0626USDSTR01	154682	USD	25,000,000.00	25,000,000.00	9-Jun-21	30-Jun-21	30-Jun-26

	BOND/SELL USD/IBRD/PV BM/0423USD00.125	114438	USD	3,000,000,000.00	3,000,000,000.00	13-Apr-21	20-Apr-21	20-Apr-23

	BOND/SELL USD/IBRD/PV BM/0428USD01.375	114441	USD	5,000,000,000.00	5,000,000,000.00	13-Apr-21	20-Apr-21	20-Apr-28

	BOND/SELL USD/IBRD/PV BM/0726USD00.875	141860	USD	2,500,000,000.00	2,500,000,000.00	18-May-21	25-May-21	15-Jul-26

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0451USDSTR	113643	USD	24,272,624.71	24,272,624.71	12-Apr-21	26-Apr-21	26-Apr-51

Sub-total New Borrowings				10,549,272,624.71	10,549,272,624.71

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 3 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0126ZAR04.50	156959	ZAR	500,000,000.00	36,308,711.19	14-Jun-21	21-Jun-21	22-Jan-26

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0226ZAR05.31	134835	ZAR	370,000,000.00	26,483,240.40	11-May-21	18-May-21	5-Feb-26

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0623ZAR05.00	148279	ZAR	500,000,000.00	36,464,277.77	27-May-21	4-Jun-21	4-Jun-23

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0623ZAR05.16	147561	ZAR	500,000,000.00	36,145,710.59	26-May-21	7-Jun-21	7-Jun-23

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0940ZAR00.00	133267	ZAR	1,000,000,000.00	70,209,188.28	7-May-21	14-May-21	28-Sep-40

Sub-total New Borrowings				2,870,000,000.00	205,611,128.22

Total New Borrowings					12,499,671,673.47

Maturing Borrowings
Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0421AUD00.50	4591	AUD	(227,000,000.00)	(176,651,400.00)	6-Apr-11	27-Apr-11	27-Apr-21

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0621AUD00.50	4593	AUD	(108,000,000.00)	(81,167,400.00)	10-Jun-11	30-Jun-11	21-Jun-21

Sub-total Maturing Borrowings				(335,000,000.00)	(257,818,800.00)

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0521BRL06.95	5044	BRL	(15,700,000.00)	(2,959,834.85)	23-Mar-17	28-Apr-17	13-May-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL07.18	5385	BRL	(104,510,000.00)	(20,653,946.11)	18-Jun-18	28-Jun-18	15-Jun-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL07.50	5088	BRL	(122,600,000.00)	(24,343,267.88)	30-May-17	9-Jun-17	9-Jun-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL07.50	5243	BRL	(75,000,000.00)	(14,891,884.92)	9-Jan-18	17-Jan-18	9-Jun-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0421BRL00.00	4819	BRL	(6,000,000.00)	(1,100,392.47)	23-Mar-16	27-Apr-16	28-Apr-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL00.00	4839	BRL	(42,000,000.00)	(8,152,965.16)	2-May-16	1-Jun-16	2-Jun-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL00.00	4871	BRL	(14,000,000.00)	(2,717,655.05)	22-Jun-16	15-Jul-16	2-Jun-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL00.00	4900	BRL	(20,000,000.00)	(3,882,364.36)	9-Aug-16	12-Sep-16	2-Jun-21

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0621BRL00.00	4917	BRL	(22,000,000.00)	(4,270,600.80)	1-Sep-16	7-Oct-16	2-Jun-21

Sub-total Maturing Borrowings				(421,810,000.00)	(82,972,911.59)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0421EUR00.879	4664	EUR	(16,000,000.00)	(19,056,000.00)	18-Mar-13	12-Apr-13	12-Apr-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0421EUR01.54	4619	EUR	(10,000,000.00)	(12,083,500.00)	17-Apr-12	27-Apr-12	27-Apr-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0421EUR01.566	4618	EUR	(10,000,000.00)	(12,049,000.00)	11-Apr-12	20-Apr-12	20-Apr-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0521EUR00.788	4669	EUR	(24,000,000.00)	(29,313,600.00)	8-May-13	24-May-13	24-May-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0521EUR01.546	4620	EUR	(10,000,000.00)	(12,161,500.00)	27-Apr-12	11-May-12	11-May-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0621EUR01.01	4624	EUR	(25,100,000.00)	(29,851,430.00)	7-Jun-12	22-Jun-12	22-Jun-21

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0621EUR01.041	4625	EUR	(24,400,000.00)	(29,018,920.00)	12-Jun-12	22-Jun-12	22-Jun-21

Sub-total Maturing Borrowings				(119,500,000.00)	(143,533,950.00)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 4 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Pounds Sterling

	BOND/SELL GBP/IBRD/PV BM/0621GBP00.375	4921	GBP	(650,000,000.00)	(915,525,000.00)	6-Sep-16	13-Sep-16	15-Jun-21

	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0621GBP05.40	4518	GBP	(40,168,000.00)	(56,835,711.60)	19-Nov-99	7-Dec-99	7-Jun-21

	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0621GBP05.40	4520	GBP	(50,000,000.00)	(70,747,500.00)	3-May-00	10-May-00	7-Jun-21

	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0621GBP05.40	4523	GBP	(50,000,000.00)	(70,747,500.00)	22-Jun-00	3-Jul-00	7-Jun-21

	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0621GBP05.40	4524	GBP	(50,000,000.00)	(70,747,500.00)	15-Aug-00	22-Aug-00	7-Jun-21

	BOND/SELL GBP/IBRD/PV MTN Core (Non-Retail)/0621GBP05.40	4525	GBP	(50,000,000.00)	(70,747,500.00)	13-Sep-00	27-Sep-00	7-Jun-21

Sub-total Maturing Borrowings				(890,168,000.00)	(1,255,350,711.60)

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0421HKD01.75	5610	HKD	(400,000,000.00)	(51,444,629.50)	4-Apr-19	11-Apr-19	11-Apr-21

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0421HKD01.868	5620	HKD	(400,000,000.00)	(51,547,056.02)	17-Apr-19	26-Apr-19	26-Apr-21

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0521HKD01.94	5635	HKD	(300,000,000.00)	(38,624,205.79)	9-May-19	16-May-19	17-May-21

Sub-total Maturing Borrowings				(1,100,000,000.00)	(141,615,891.31)

Indian Rupees

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR04.85	5024	INR	(180,000,000.00)	(2,450,813.53)	23-Feb-17	30-Mar-17	6-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4822	INR	(470,000,000.00)	(6,316,694.89)	4-Apr-16	27-Apr-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4840	INR	(300,000,000.00)	(4,031,932.91)	10-May-16	17-May-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4870	INR	(200,000,000.00)	(2,687,955.27)	17-Jun-16	24-Jun-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4872	INR	(300,000,000.00)	(4,031,932.91)	28-Jun-16	5-Jul-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4880	INR	(300,000,000.00)	(4,031,932.91)	12-Jul-16	19-Jul-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4893	INR	(300,000,000.00)	(4,031,932.91)	28-Jul-16	4-Aug-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4904	INR	(200,000,000.00)	(2,687,955.27)	16-Aug-16	23-Aug-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4922	INR	(200,000,000.00)	(2,687,955.27)	7-Sep-16	14-Sep-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.00	4928	INR	(200,000,000.00)	(2,687,955.27)	15-Sep-16	23-Sep-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.15	5320	INR	(189,700,000.00)	(2,538,318.98)	5-Apr-18	26-Apr-18	26-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.60	4823	INR	(300,000,000.00)	(4,031,932.91)	4-Apr-16	27-Apr-16	28-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0421INR05.62	5113	INR	(2,000,000,000.00)	(26,638,075.13)	24-Jul-17	31-Jul-17	11-Apr-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR04.93	5332	INR	(92,000,000.00)	(1,269,333.19)	23-Apr-18	30-May-18	28-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR05.35	5080	INR	(3,113,600,000.00)	(42,700,019.20)	11-May-17	24-May-17	24-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR05.50	5344	INR	(296,000,000.00)	(4,079,691.82)	8-May-18	30-May-18	27-May-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 5 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.05	5342	INR	(826,000,000.00)	(11,302,063.38)	2-May-18	30-May-18	10-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.16	5087	INR	(265,400,000.00)	(3,630,245.66)	24-May-17	1-Jun-17	2-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.32	4833	INR	(835,000,000.00)	(11,421,458.66)	21-Apr-16	27-May-16	2-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.40	4859	INR	(140,000,000.00)	(1,885,090.28)	6-Jun-16	29-Jun-16	29-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.50	4860	INR	(200,000,000.00)	(2,695,526.77)	7-Jun-16	29-Jun-16	28-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.60	4850	INR	(300,000,000.00)	(4,043,290.16)	24-May-16	28-Jun-16	28-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR05.60A	5370	INR	(285,800,000.00)	(3,851,907.76)	6-Jun-18	28-Jun-18	28-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR06.10	5387	INR	(1,915,100,000.00)	(26,117,255.58)	19-Jun-18	28-Jun-18	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4835	INR	(1,200,000,000.00)	(16,365,272.89)	26-Apr-16	11-May-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4846	INR	(1,200,000,000.00)	(16,365,272.89)	17-May-16	25-May-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4854	INR	(1,200,000,000.00)	(16,365,272.89)	26-May-16	3-Jun-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4863	INR	(1,000,000,000.00)	(13,637,727.41)	9-Jun-16	17-Jun-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4869	INR	(500,000,000.00)	(6,818,863.70)	16-Jun-16	24-Jun-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4937	INR	(400,000,000.00)	(5,455,090.96)	5-Oct-16	14-Oct-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0521INR00.00	4963	INR	(350,000,000.00)	(4,773,204.59)	2-Nov-16	15-Nov-16	11-May-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4862	INR	(152,000,000.00)	(2,072,906.30)	8-Jun-16	15-Jun-16	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4875	INR	(300,000,000.00)	(4,091,262.43)	29-Jun-16	8-Jul-16	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4882	INR	(300,000,000.00)	(4,091,262.43)	12-Jul-16	19-Jul-16	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4885	INR	(300,000,000.00)	(4,091,262.43)	15-Jul-16	25-Jul-16	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4897	INR	(300,000,000.00)	(4,091,262.43)	3-Aug-16	12-Aug-16	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4936	INR	(200,000,000.00)	(2,727,508.28)	5-Oct-16	14-Oct-16	15-Jun-21

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0621INR00.00	4971	INR	(300,000,000.00)	(4,091,262.43)	18-Nov-16	28-Nov-16	15-Jun-21

Sub-total Maturing Borrowings				(21,110,600,000.00)	(286,888,702.70)

Japanese Yen

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0421JPYSTR03	6203	JPY	(400,000,000.00)	(3,657,142.86)	16-Mar-16	11-Apr-16	12-Apr-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0521JPYSTR02	6266	JPY	(1,278,000,000.00)	(11,654,735.31)	21-May-19	29-May-19	13-May-21

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0621JPYSTR03	6268	JPY	(3,161,000,000.00)	(28,871,534.91)	19-Jun-19	27-Jun-19	10-Jun-21

Sub-total Maturing Borrowings				(4,839,000,000.00)	(44,183,413.08)

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0621MXN07.22	5364	MXN	(10,750,000.00)	(541,034.31)	31-May-18	26-Jun-18	28-Jun-21

Sub-total Maturing Borrowings				(10,750,000.00)	(541,034.31)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 6 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Peruvian Soles Nuevos

	BOND/SELL PEN/IBRD/PV MTN Non-Core (Non-Retail)/0621PEN03.75	5396	PEN	(27,000,000.00)	(6,775,322.76)	27-Jun-18	9-Jul-18	25-Jun-21

	BOND/SELL PEN/IBRD/PV MTN Non-Core (Non-Retail)/0621PEN03.75	5527	PEN	(23,000,000.00)	(5,771,571.24)	15-Jan-19	23-Jan-19	25-Jun-21

	BOND/SELL PEN/IBRD/PV MTN Non-Core (Non-Retail)/0621PEN03.75	5571	PEN	(50,000,000.00)	(12,546,894.00)	4-Mar-19	11-Mar-19	25-Jun-21

Sub-total Maturing Borrowings				(100,000,000.00)	(25,093,788.00)

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0421RUB04.86	5304	RUB	(51,200,000.00)	(669,762.57)	7-Mar-18	5-Apr-18	6-Apr-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0421RUB04.86A	5319	RUB	(76,000,000.00)	(1,013,907.88)	4-Apr-18	25-Apr-18	26-Apr-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0421RUB06.02	5054	RUB	(250,000,000.00)	(3,348,625.39)	3-Apr-17	27-Apr-17	28-Apr-21

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0621RUB05.65	5346	RUB	(79,600,000.00)	(1,083,762.89)	9-May-18	31-May-18	1-Jun-21

Sub-total Maturing Borrowings				(456,800,000.00)	(6,116,058.73)

New Turkish Lira

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0521TRY12.53	5328	TRY	(71,530,000.00)	(8,667,571.43)	17-Apr-18	8-May-18	10-May-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0621TRY08.70	5092	TRY	(11,000,000.00)	(1,283,771.96)	6-Jun-17	15-Jun-17	15-Jun-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0621TRY08.70	5103	TRY	(11,000,000.00)	(1,283,771.96)	6-Jul-17	13-Jul-17	15-Jun-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0621TRY08.70	5108	TRY	(11,000,000.00)	(1,283,771.96)	13-Jul-17	24-Jul-17	15-Jun-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0621TRY08.70	5119	TRY	(22,000,000.00)	(2,567,543.91)	28-Jul-17	7-Aug-17	15-Jun-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0621TRY08.70	5144	TRY	(11,000,000.00)	(1,283,771.96)	8-Sep-17	19-Sep-17	15-Jun-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0521TRY00.00	4826	TRY	(26,000,000.00)	(3,089,518.81)	11-Apr-16	24-May-16	25-May-21

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0521TRY00.00A	4834	TRY	(26,000,000.00)	(3,034,848.23)	21-Apr-16	27-May-16	28-May-21

Sub-total Maturing Borrowings				(189,530,000.00)	(22,494,570.20)

Ukraine Hrivnya

	BOND/SELL UAH/IBRD/PV MTN Non-Core (Non-Retail)/0621UAH14.80	5660	UAH	(92,050,000.00)	(3,395,087.91)	23-May-19	10-Jun-19	10-Jun-21

Sub-total Maturing Borrowings				(92,050,000.00)	(3,395,087.91)

United States Dollars

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0521USDSTR	4592	USD	(2,143,000.00)	(2,143,000.00)	19-May-11	24-May-11	24-May-21

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0621USDSTR05	5382	USD	(38,140,000.00)	(38,140,000.00)	13-Jun-18	21-Jun-18	10-Jun-21

	BOND/SELL USD/IBRD/Putable (Non-Retail)/0421USDSTR07	5062	USD	(950,000,000.00)	(950,000,000.00)	17-Apr-17	20-Apr-17	14-Apr-21

	BOND/SELL USD/IBRD/Putable (Non-Retail)/0621USDSTR04	5095	USD	(160,000,000.00)	(160,000,000.00)	20-Jun-17	23-Jun-17	1-Jun-21

	BOND/SELL USD/IBRD/PV BM/0521USD01.375	4847	USD	(5,000,000,000.00)	(5,000,000,000.00)	17-May-16	24-May-16	24-May-21

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 7 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/PV BM/0621USD00.00	5680	USD	(500,000,000.00)	(500,000,000.00)	13-Jun-19	25-Jun-19	25-Jun-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0421USD00.50	4589	USD	(59,000,000.00)	(59,000,000.00)	6-Apr-11	27-Apr-11	27-Apr-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0521USD02.3165	5630	USD	(200,000,000.00)	(200,000,000.00)	25-Apr-19	3-May-19	3-May-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0521USD08.87	4511	USD	(25,000.00)	(25,000.00)	22-May-91	22-May-91	24-May-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0621USD01.28	4647	USD	(38,000,000.00)	(38,000,000.00)	13-Nov-12	26-Nov-12	28-Jun-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0621USD02.25	4685	USD	(2,000,000,000.00)	(2,000,000,000.00)	18-Jun-14	25-Jun-14	24-Jun-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0621USD02.25	5171	USD	(100,000,000.00)	(100,000,000.00)	3-Oct-17	11-Oct-17	24-Jun-21

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0621USDFRN	4852	USD	(300,000,000.00)	(300,000,000.00)	24-May-16	3-Jun-16	3-Jun-21

Sub-total Maturing Borrowings				(9,347,308,000.00)	(9,347,308,000.00)

Peso Uruguayo

	BOND/SELL UYU/IBRD/PV MTN Non-Core (Non-Retail)/0421UYU09.30	5612	UYU	(50,000,000.00)	(1,133,915.41)	4-Apr-19	24-Apr-19	24-Apr-21

Sub-total Maturing Borrowings				(50,000,000.00)	(1,133,915.41)

Egyptian Pound

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0521USDSTR01	5632	EGP	(171,582,000.00)	(10,918,010.88)	8-May-19	20-May-19	20-May-21

Sub-total Maturing Borrowings				(171,582,000.00)	(10,918,010.88)

Total Maturing Borrowings					(11,629,364,845.72)

Early Retirement

Euro

	BOND/BUY EUR/IBRD/PV MTN Core (Non-Retail)/0223EUR00.50	125850	EUR	(2,900,000.00)	(3,483,335.00)	26-Apr-21	4-May-21	13-Feb-23

	BOND/BUY EUR/IBRD/PV MTN Core (Non-Retail)/0254EUR00.00	112873	EUR	(58,000,000.00)	(69,930,600.00)	9-Apr-21	23-Apr-21	17-Feb-54

	BOND/BUY EUR/IBRD/PV MTN Core (Non-Retail)/0949EUR00.00	112871	EUR	(61,000,000.00)	(73,547,700.00)	9-Apr-21	23-Apr-21	1-Sep-49

	BOND/BUY EUR/IBRD/PV MTN Core (Non-Retail)/1153EUR00.00	112870	EUR	(71,000,000.00)	(85,604,700.00)	9-Apr-21	23-Apr-21	10-Nov-53

	BOND/BUY EUR/IBRD/PV MTN Core (Non-Retail)/1257EUR00.00	112874	EUR	(100,000,000.00)	(120,570,000.00)	9-Apr-21	23-Apr-21	21-Dec-57

Sub-total Early Retirement				(292,900,000.00)	(353,136,335.00)

Indonesian Rupiah

	BOND/BUY IDR/IBRD/PV MTN Non-Core (Non-Retail)/0323IDR06.00	157791	IDR	(115,600,000,000.00)	(8,026,384.31)	15-Jun-21	22-Jun-21	9-Mar-23

Sub-total Early Retirement				(115,600,000,000.00)	(8,026,384.31)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2021 through June 30 2021	Page 8 of 8

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0223JPYSTR01	6229	JPY	(200,000,000.00)	(1,832,592.66)	31-Jan-18	17-May-21	15-Feb-23

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0624JPYSTR	6271	JPY	(1,000,000,000.00)	(9,080,590.24)	31-May-19	21-Jun-21	21-Jun-24

Sub-total Early Retirement				(1,200,000,000.00)	(10,913,182.90)

United States Dollars

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0423USDSTR05	92863	USD	(35,000,000.00)	(35,000,000.00)	11-Mar-21	1-Apr-21	1-Apr-23

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0429USDSTR02	94277	USD	(100,000,000.00)	(100,000,000.00)	15-Mar-21	6-Apr-21	5-Apr-29

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0429USDSTR03	100180	USD	(70,000,000.00)	(70,000,000.00)	18-Mar-21	8-Apr-21	8-Apr-29

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0429USDSTR04	107261	USD	(100,000,000.00)	(100,000,000.00)	31-Mar-21	23-Apr-21	23-Apr-29

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0524USDSTR04	133269	USD	(60,000,000.00)	(60,000,000.00)	7-May-21	28-May-21	28-May-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0624USDSTR06	149012	USD	(10,000,000.00)	(10,000,000.00)	28-May-21	24-Jun-21	24-Jun-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/1024USDSTR02	110061	USD	(5,000,000.00)	(5,000,000.00)	5-Apr-21	28-Apr-21	28-Oct-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/1026USDSTR01	107259	USD	(100,000,000.00)	(100,000,000.00)	31-Mar-21	22-Apr-21	22-Oct-26

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0424USDSTR	100179	USD	(480,000,000.00)	(480,000,000.00)	18-Mar-21	6-Apr-21	5-Apr-24

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0524USDSTR	125848	USD	(100,000,000.00)	(100,000,000.00)	26-Apr-21	6-May-21	6-May-24

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0641USDSTR07	153095	USD	(199,968,252.00)	(199,968,252.00)	7-Jun-21	24-Jun-21	24-Jun-41

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0435USDSTR01	6184	USD	(80,000,000.00)	(80,000,000.00)	30-Mar-15	13-Apr-21	13-Apr-35

Sub-total Early Retirement				(1,339,968,252.00)	(1,339,968,252.00)

Total Early Retirement					(1,712,044,154.21)